[LOGO]  PHOENIX                      Karen A. Peddle, Director
        Where Excellence Grows (SM)  Life & Annuity, SEC Compliance
                                     One American Row, Hartford, CT 06102-5056
                                     (860) 403-5134
                                     Fax: (860) 403-5296
                                     Toll Free: 1-800-349-9267
                                     Email: karen.peddle@phoenixwm.com

March 23, 2009

Sonny Oh
Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

RE: Phoenix Life Insurance Company
    Phoenix Life Variable Accumulation Account
    Initial Registration Statement filed on Form N-4
    File Nos. 811-03488 and 333-153048

Dear Mr. Oh:

Below please find our responses to the staff's comments received on March 18, 2009 for the referenced filing.

Optional Benefit Fees

New Comment. Page 6. Please provide a cross reference in new footnote number 9 similar to the one contained in footnote numbers 6 and 7.

RESPONSE: We have revised footnote number 9 accordingly.

Contract Summary

New Comment. Page 11. In the section entitled "From the Separate Account," in the disclosure regarding "Mortality and expense risk fee," please clarify that the current fee varies based on the death benefit option chosen but not the guaranteed fee.

RESPONSE: We have revised the disclosure accordingly.

Inherited Stretch Annuity. Pages 26 and 59.

New Comment. Page 26. Put back the first sentence of the prior disclosure in the fifth paragraph of the GMAB disclosure.

RESPONSE: We have revised the disclosure accordingly.

New Comment. Page 59. The parenthetical "(other than this Phoenix Flexible Retirement Choice/sm/ Contract)", which appears in the fifth line of the fifth paragraph of the GMAB disclosure on page 26, does not appear in the disclosure on page 59.

RESPONSE: We have removed the disclosure and revised the disclosure accordingly.

Repeat Comment. Page 31. In the second paragraph in the section entitled "Events and features causing recalculation of the Benefit Base," please bold the entire paragraph.

RESPONSE: We have made the requested change.

New Comment. The prospectus notes that the roll-up amount is fixed after the first rider year. Please revise the prospectus to make the following clarifications:

Page 32. The third example assumes no additional premiums, yet refers to a roll-up amount for the prior year, suggesting that this may be different than the roll-up amount fixed at the end of the first rider year. Please clarify the ambiguity.

RESPONSE: We have revised the example to clarify the ambiguity.

Page 32. Clarify how the roll-up amount changes if there has been additional premium and demonstrate the change by use of an additional example. If additional premiums do not change the roll-up amount, then please delete the parenthetical on page 31. Revise the corresponding disclosure on pages 44 and 45 accordingly.

RESPONSE: The roll-up amount does not change if there is additional premium unless there is a step-up. We have deleted a portion of the parenthetical to reflect that fact. We have also provided an additional example to demonstrate the interaction of the additional premium with the roll-up amount.

Please contact the undersigned at (860) 403-5134 if you should have any questions with regard to this filing.

Sincerely,

/s/ Karen A. Peddle
-----------------------------------
Karen A. Peddle
Director
Life & Annuity, SEC Compliance

                    Phoenix Flexible Retirement Choice/SM/
                  Phoenix Life Variable Accumulation Account
             Issued by: Phoenix Life Insurance Company ("Phoenix")


 PROSPECTUS                                                            , 2009

  This prospectus describes a variable and fixed accumulation deferred annuity contract with optional features offered to groups and individuals. The contract offers a variety of variable and fixed investment options. You may allocate premium payments and Contract Value to one or more of the investment options of the Phoenix Life Variable Accumulation Account ("Separate Account") and the Guaranteed Interest Account ("GIA"). The assets of each investment option will be used to purchase, at Net Asset Value, shares of a Series in the following designated funds.


 AIM Variable Insurance Funds - Series  .  Phoenix Growth and Income Series
 I Shares                               .  Phoenix Mid-Cap Growth Series
 .  AIM V.I. Capital Appreciation Fund  .  Phoenix Money Market Series
 AllianceBernstein Variable Products    .  Phoenix Multi-Sector Fixed Income
 Series Fund, Inc. - Class B               Series
 .  AllianceBernstein Balanced Wealth   .  Phoenix Multi-Sector Short Term
    Strategy Portfolio                     Bond Series
 .  AllianceBernstein Wealth            .  Phoenix Strategic Allocation Series
    Appreciation Strategy Portfolio     .  Phoenix-Aberdeen International
 DWS Investments VIT Funds - Class A       Series
 .  DWS Equity 500 Index VIP            .  Phoenix Small-Cap Growth Series
 .  DWS Small Cap Index VIP             .  Phoenix-Duff & Phelps Real Estate
 Federated Insurance Series                Securities Series
 .  Federated Fund for U.S. Government  .  Phoenix Dynamic Asset Allocation
    Securities II                          Series: Aggressive Growth
 .  Federated High Income Bond Fund II  .  Phoenix Dynamic Asset Allocation
    - Primary Shares                       Series: Growth
 Fidelity(R) Variable Insurance         .  Phoenix Dynamic Asset Allocation
 Products - Service Class                  Series: Moderate
 .  Fidelity VIP Contrafund(R)          .  Phoenix Dynamic Asset Allocation
    Portfolio                              Series: Moderate Growth
 .  Fidelity VIP Growth Opportunities   .  Phoenix-Sanford Bernstein Mid-Cap
    Portfolio                              Value Series
 .  Fidelity VIP Growth Portfolio       .  Phoenix-Sanford Bernstein
 .  Fidelity VIP Investment Grade Bond     Small-Cap Value Series
    Portfolio                           .  Phoenix-Van Kampen Comstock Series
 Franklin Templeton Variable Insurance  .  Phoenix-Van Kampen Equity 500
 Products Trust - Class 2                  Index Series
 .  Franklin Flex Cap Growth            PIMCO Variable Insurance Trust -
    Securities Fund                     Advisor Class
 .  Franklin Income Securities Fund     .  PIMCO VIT CommodityRealReturn/TM/
 .  Mutual Shares Securities Fund          Strategy Portfolio
 .  Templeton Developing Markets        .  PIMCO VIT Real Return Portfolio
    Securities Fund                     .  PIMCO VIT Total Return Portfolio
 .  Templeton Foreign Securities Fund   Sentinel Variable Products Trust
 .  Templeton Growth Securities Fund    .  Sentinel Variable Products
 Lord Abbett Series Fund, Inc. - Class     Balanced Fund
 VC                                     .  Sentinel Variable Products Bond
 .  Lord Abbett Bond-Debenture             Fund
    Portfolio                           .  Sentinel Variable Products Common
 .  Lord Abbett Growth and Income          Stock Fund
    Portfolio                           .  Sentinel Variable Products Mid Cap
 .  Lord Abbett Mid-Cap Value Portfolio    Growth Fund
 Neuberger Berman Advisers Management   .  Sentinel Variable Products Small
 Trust - Class S                           Company Fund
 .  Neuberger Berman AMT Small Cap      Summit Mutual Funds, Inc. - Summit
    Growth Portfolio                    Pinnacle Series
 .  Neuberger Berman AMT Guardian       .  Summit S&P MidCap 400 Index
    Portfolio                              Portfolio
 Oppenheimer Variable Account Funds -   The Universal Institutional Funds,
 Service Shares                         Inc. - Class II Shares
 .  Oppenheimer Capital Appreciation    .  Van Kampen UIF Equity and Income
    Fund/VA                                Portfolio
 .  Oppenheimer Global Securities       Wanger Advisors Trust
    Fund/VA                             .  Wanger International Select
 .  Oppenheimer Main Street Small Cap   .  Wanger International
    Fund/VA                             .  Wanger Select
 The Phoenix Edge Series Fund           .  Wanger USA
 .  Phoenix Capital Growth Series

         See Appendix A for additional investment option information.
  Expenses for a contract with a Premium Enhancement feature may be higher than expenses for a contract without such feature. The amount of the Premium Enhancement may be more than offset by the additional fees and charges associated with the Premium Enhancement. The contract may be offered with qualified plans.
  The contract is not a deposit of any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
The contract may go down in value.
  The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
  Replacing any existing contract with this contract may not be to your advantage. You should carefully compare this contract with your existing one and you must also determine if the replacement will result in any tax liability.
  Purchasing a variable annuity within a qualified plan does not provide any additional tax benefit. Variable annuities should not be sold in qualified plans because of the tax-deferral feature alone, but rather when other benefits, such as lifetime income payments and death benefit protection support the recommendation.

  This prospectus provides information that you should know before investing. Keep this prospectus for future reference. A Statement of Additional
Information ("SAI") dated       , 2009, is incorporated by reference and has
been filed with the SEC and is available free of charge by contacting us at the address or phone number listed below. A table of contents of the SAI is available on the last page of this prospectus. If you have any questions, please contact:

     [GRAPHIC]                                [GRAPHIC]

               Phoenix Life Insurance Company           Tel. 800/541-0171
               Annuity Operations Division
               PO Box 8027
               Boston, MA 02266-8027

                               TABLE OF CONTENTS


Heading                                                  Page
-------------------------------------------------------------

Glossary of Special Terms...............................    3
Summary of Expenses.....................................    4
 Expense Examples.......................................    8
Contract Summary........................................    9
Financial Highlights....................................   12
Financial Statements....................................   12
Performance History.....................................   12
The Variable Accumulation Annuity.......................   12
Phoenix and the Separate Account........................   13
The Variable Investment Options.........................   14
GIA.....................................................   15
Deductions and Charges..................................   15
 Annual Administrative Charge...........................   15
 Daily Administrative Fee...............................   15
 Guaranteed Minimum Accumulation Benefit Fee............   15
 New York Guaranteed Minimum Withdrawal Benefit
   5/New York Guaranteed Minimum Withdrawal
   Benefit 7 Fee........................................   16
 Phoenix Flexible Withdrawal Protector Fee..............   16
 Phoenix Retirement Protector Fee.......................   17
 Mortality and Expense Risk Fee.........................   18
 Premium Enhancement Fee................................   18
 Surrender Charges......................................   18
   Nursing Home Waiver..................................   19
   Terminal Illness Waiver..............................   19
 Tax....................................................   19
 Transfer Charge........................................   19
 Reduced Fees, Credits and Excess Interest for Eligible
   Groups...............................................   19
 Other Charges..........................................   19
The Accumulation Period.................................   20
 Accumulation Units.....................................   20
 Accumulation Unit Values...............................   20
 Purchase of Contracts..................................   20
 Premium Enhancement....................................   20
 Additional Programs....................................   22
 Optional Benefits......................................   26
 Surrender of Contract and Withdrawals..................   50
 Contract Termination...................................   50
 Payment Upon Death Before Maturity Date................   51
Internet, Interactive Voice Response and Telephone
  Transfers.............................................   53


Heading                                             Page

Market Timing and Other Disruptive Trading.........   54
The Annuity Period.................................   55
 Annuity Payments..................................   55
 Annuity Payment Options...........................   56
   Other Conditions................................   57
 Payment Upon Death After Maturity Date............   58
Variable Account Valuation Procedures..............   58
 Valuation Date....................................   58
 Valuation Period..................................   58
 Accumulation Unit Value...........................   58
 Net Investment Factor.............................   58
 Service Providers.................................   58
Miscellaneous Provisions...........................   59
 Assignment........................................   59
 Payment Deferral..................................   59
 Suspension of Payments or Transfers...............   59
 Free Look Period..................................   59
 Amendments to Contracts...........................   60
 Substitution of Fund Shares.......................   60
 Ownership of the Contract.........................   60
 Inherited/Stretch Annuity Feature.................   60
Federal Income Taxes...............................   61
 Introduction......................................   61
 Income Tax Status.................................   61
 Taxation of Annuities in General--Nonqualified
   Plans...........................................   61
 Additional Considerations.........................   62
 Owner Control.....................................   63
 Diversification Standards.........................   64
 Taxation of Annuities in General--Qualified Plans.   64
Sales of Variable Accumulation Contracts...........   67
Servicing Agent....................................   69
State Regulation...................................   69
Reports............................................   69
Voting Rights......................................   69
Texas Optional Retirement Program..................   69
The Phoenix Companies, Inc. -
  Legal Proceedings about Company Subsidiaries.....   70
SAI Table of Contents..............................   70
APPENDIX A--Investment Options.....................  A-1
APPENDIX B--Deductions for Taxes...................  B-1
APPENDIX C--Examples related to New York GMWB
  5/New York GMWB 7................................  C-1

Glossary of Special Terms
--------------------------------------------------------------------------------

Most of the terms used throughout this prospectus are described within the text where they appear. Certain terms marked by italics when they first appear are defined below.

Account Value: The value of all assets held in the Separate Account.

Accumulation Unit: A standard of measurement for each investment option used to determine the value of a contract and the interest in the investment options prior to the start of annuity payments.

Accumulation Unit Value: The value of one Accumulation Unit was set at $1.000 on the date assets were first allocated to each investment option. The value of one Accumulation Unit on any subsequent Valuation Date is determined by multiplying the immediately preceding Accumulation Unit Value by the applicable net investment factor for the valuation period just ended.

Annuitant(s)/Joint Annuitant: There may be one or two Annuitants. One is the primary Annuitant and the other is considered to be the joint Annuitant. Prior to the Maturity Date, the Annuitant(s) may be changed. However, there may be tax consequences.

Annuity Payment Option: The provisions under which we make a Series of annuity payments to the Annuitant or other payee, such as Life Annuity with Ten Years Certain. See "Annuity Payment Options."

Annuity Unit: A standard of measurement used in determining the amount of each periodic payment under the variable Annuity Payment Options I, J, K, M and N. The number of annuity units in each investment option with assets under the chosen option is equal to the portion of the first payment provided by that investment option divided by the Annuity Unit Value for that investment option on the first payment calculation date.

Annuity Unit Value: On the first Valuation Date selected by us, we set all annuity unit values in each investment option of the Separate Account at $1.00. The Annuity Unit Value on any subsequent Valuation Date is equal to the Annuity Unit Value of the investment option on the immediately preceding Valuation Date multiplied by the net investment factor for that investment option for the valuation period divided by 1.00 plus the rate of interest for the number of days in the valuation period based on the assumed investment rate.

Claim Date: The Valuation Date following receipt of a certified copy of the death certificate at our Annuity Operations Division.

Contract Date: The date that the initial premium payment is invested under a contract.

Contract Owner(s) (owner(s), you, your): Usually the person, persons, or entity to whom we issue the contract.

Contract Value: Prior to the Maturity Date, the sum of all Accumulation Units held in the investment options of the Separate Account and the value held in the GIA. For Tax-sheltered Annuity plans (as described in Internal Revenue Code
(IRC) Section 403(b)) with loans, the Contract Value is the sum of all Accumulation Units held in the investment options of the Separate Account and the value held in the GIA. plus the value held in the loan security account, and less any loan debt.

Death Benefit Options: The selected death benefit option determines the method of death benefit calculation upon death of the owner or if there is more than one owner, on the earliest death of any of the owners.

Free Withdrawal Amount: This amount is determined each Contract Year and is comprised of 10% of premium payments received that are still subject to a surrender charge. This amount is then reduced by any withdrawals made during that Contract Year that have occurred without the imposition of surrender charge.

Fixed Payment Annuity: An Annuity Payment Option providing payments with a fixed dollar amount after the first payment is made.

Inherited/Stretch Annuity: A post death distribution option that provides an extended payout option for the beneficiary of a deceased Owner's contract.

Maturity Date: The date elected by the owner as to when annuity payments will begin. Unless we agree otherwise, or as required by applicable law, the Maturity Date will not be any earlier than the fifth contract anniversary and no later than the oldest Owner's or Annuitant's 95/th/ birthday or ten years from the Contract Date. The election is subject to certain conditions described in "The Annuity Period." If there is more than one Annuitant, the younger Annuitant's age will be used to determine that Maturity Date.

Minimum Initial Payment: The amount that you pay when you purchase a contract. We require minimum initial premium payments of:

..  Nonqualified plans--$25,000
..  Bank draft program--$150
..  Qualified plans--$3,500

Net Asset Value: Net Asset Value of a Series' shares is computed by dividing the value of the net assets of the Series by the total number of Series outstanding shares.

Premium Enhancement: An optional feature where, if elected, an amount will be credited to the contract value at the time the initial premium payment and each subsequent premium payment is applied to the contract with certain restrictions.

Valuation Date: A Valuation Date is every day the New York Stock Exchange ("NYSE") is open for trading and Phoenix is open for business.

Phoenix (our, us, we, company): Phoenix Life Insurance Company.

Summary of Expenses
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when owning and surrendering the contract. There are no additional fees, other than the contract fees set forth below, charged at the time you purchase this contract.

This table describes the fees and expenses that you will pay at the time that you surrender the contract or transfer value between the investment options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES
  9-Year Surrender Charge Schedule (Maximum Surrender
  Charge as a % of Premium Payment/1,2/)
     Complete Years From Receipt of Each Premium Payment
      0...................................................... 9%
      1...................................................... 8%
      2...................................................... 7%
      3...................................................... 6%   This table describes the fees and expenses that you
      4...................................................... 5%   will pay at the time that you surrender the contract or
      5...................................................... 4%   transfer value between the investment options. State
      6...................................................... 3%   premium taxes ranging from 0.00% to 3.50%,
      7...................................................... 2%   depending on the state, may also be deducted.
      8...................................................... 1%
      9+..................................................... 0%

  Transfer Charge/3/
     Maximum................................................. $20
     Current................................................. None

/1/ These charges may not apply in certain circumstances. For more information, see the "Deductions and Charges - Surrender Charges" section of this prospectus.
/2/ These charges are not applicable unless there is a withdrawal or a surrender.
/3/ We reserve the right to impose a transfer charge of up to $20 per transfer after the first 12 transfers in each contract year. See "Transfer Charge."

ANNUAL ADMINISTRATIVE CHARGE/1/
  Maximum.....................................................   $35
  Current/2/..................................................   $35

MAXIMUM ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of average Account Value)

  Death Benefit Option 1 - Return of Premium/ 8/
  Mortality and Expense Risk Fee
  Maximum..................................................... 1.88%/3,4/
  Daily Administrative Fee....................................  .13%/3/
  Total Annual Separate Account Expenses...................... 2.00%

  Death Benefit Option 2 - Annual Step-Up/ 8/                             This table describes the fees and expenses that you
  Mortality and Expense Risk Fee                                          will pay periodically during the time that you own the
  Maximum..................................................... 1.88%/3,5/ contract, not including annual fund fees and
  Daily Administrative Fee....................................  .13%/3/   expenses.
  Total Annual Separate Account Expenses...................... 2.00%

  Death Benefit Option 3 - Earnings Enhancement Benefit/ 8/
  Mortality and Expense Risk Fee
  Maximum..................................................... 1.88%/3,6/
  Daily Administrative Fee....................................  .13%/3/
  Total Annual Separate Account Expenses...................... 2.00%

  Death Benefit Option 4 - Greater of Annual Step-Up or/ 8/
  Annual Roll-Up
  Mortality and Expense Risk Fee
  Maximum..................................................... 1.88%/3,7/
  Daily Administrative Fee....................................  .13%/3/
  Total Annual Separate Account Expenses...................... 2.00%

/1/ This charge is deducted annually on the contract anniversary on a pro rata basis from each of the selected investment options. See "Deductions and Charges."
/2/ This charge is $30.00 for contracts issued in the state of New York.
/3/ This amount is rounded to the nearest hundredth, and the actual fee charged is 0.005% lower than the charge shown.
/4/ The current fee charged is 0.725%. The fee is rounded to the nearest hundredth, and the actual fee charged is 0.005% lower than the charge shown. /5/ The current fee charged is 0.975%. The fee is rounded to the nearest hundredth, and the actual fee charged is 0.005% lower than the charge shown. /6/ The current fee charged is 0.975%. The fee is rounded to the nearest hundredth, and the actual fee charged is 0.005% lower than the charge shown. /7/ The current fee charged is 1.225%. The fee is rounded to the nearest hundredth, and the actual fee charged is 0.005% lower than the charge shown. /8/ The Mortality and Expense Risk Fee is based on average account value and is deducted daily. Each investment option bears a pro rata share of such expense based on the proportionate value of each of the investment options. For additional information, see the section on "Mortality and Expense Risk Fee" in this prospectus.

                             Optional Benefit Fees

       This table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including annual fund fees and expenses, if you elect an optional living benefit or the Premium Enhancement. These fees are charged in addition to the Contract Owner Transaction Expenses, Annual Administrative Charge, and Maximum Annual Separate Account Expenses.

         Premium Enhancement Fee/1/

(Assessed as a Percentage of Separate Account Value)
       Maximum....................              1.50%
       Current....................              0.80%
       Duration of charge......... All Contract Years

/1/ The Premium Enhancement Fee is based on average account value and is assessed and deducted daily in accordance with the Premium Enhancement Fee table shown above. Each investment option bears a pro rata share of such expense based on the proportionate value of each of the investment options. For additional information, see the section on "Premium Enhancement" in this prospectus.

Only one of the following Optional Living Benefits can be elected. Consult with your financial advisor as to which Optional Living Benefit may fit your particular needs.

GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB) FEE/1/

(as a percentage of the greater of the Guaranteed Amount/8/ or Contract Value)
       Maximum.......................................... 1.00%
       Current.......................................... 0.85%

                 New York GMWB 5/New York GMWB 7 Fee/2/

(as a percentage of the greater of the Benefit Amount/3/ and Contract Value)

GMWB 5 - 5% Withdrawal Limit             GMWB 7 - 7% Withdrawal Limit
Maximum........................ 1.00%    Maximum...................... 1.00%
Current........................ 0.35%    Current...................... 0.50%

                                   PHOENIX FLEXIBLE WITHDRAWAL PROTECTOR/SM/
                           GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) RIDER FEE/4/

                   (as a percentage of the greater of the Benefit Base/5/ and Contract Value)
                                                                                              Single      Spousal
                                                                                            Life Option Life Option
                                                                                            ----------- -----------
  Maximum fee for New York contracts and other contracts without Extended Care
  Enhancement*.............................................................................       2.50%       2.50%
  Maximum additional fee to add Extended Care Enhancement..................................       0.50%       0.50%
  Range of current fees for New York contracts and other contracts without Extended Care
  Enhancement/6/........................................................................... 1.35%-0.60% 1.80%-0.80%
  Current additional fee to add Extended Care Enhancement/6,/*.............................       0.20%       0.20%

                                              PHOENIX RETIREMENT PROTECTOR/SM
                                        /FLEXIBLE COMBINATION BENEFIT RIDER FEE/9/

                               (as a percentage of the greatest of the GMWB Benefit Base/5/,
                                         GMAB Benefit Base/5/ and Contract Value)
                                                                                                         Single      Spousal
                                                                                                       Life Option Life Option
                                                                                                       ----------- -----------
  Maximum fee for New York Contracts and other Contracts without optional Guaranteed Minimum
  Death Benefit.......................................................................................    2.75%       2.75%
  Maximum additional fee to add optional Guaranteed Minimum Death Benefit.............................    0.50%       0.50%
  Current fees for New York Contracts and other Contracts without optional Guaranteed Minimum Death
  Benefit/7/..........................................................................................    1.10%       1.45%
  Current additional fee to add optional Guaranteed Minimum Death Benefit/7,/*........................    0.50%       0.50%

/1/ The Guaranteed Minimum Accumulation Benefit fee is deducted annually on the contract anniversary, only if the benefit is selected. The fee percentage is locked in at the current fee at the time you elect the benefit. If you choose this rider, you must allocate all premium and contract value to a single approved asset allocation program. The rider fee does not vary based upon the asset allocation program chosen. If the benefit is elected at issue, the Guaranteed Amount will equal the Contract Value on the issue date and will be recalculated thereafter as described in the Optional Benefits section of this prospectus. See "Optional Benefits."
/2/ New York GMWB 5/New York GMWB 7 is available only for New York contracts where the owner is age 49 and younger if the single life option is elected or 54 or younger if the spousal life option is elected. The New York GMWB 5/New York GMWB 7 fee is deducted annually on the contract anniversary, only if the benefit is selected. The current fee percentage for this rider is locked in on the date the rider is added to your contract. The current fee does not vary based upon your election of the single life option vs. the spousal life option. If you choose this rider, you must allocate all premium and contract value to a single approved asset allocation program. The rider fee does not vary based upon the asset allocation program chosen. The fee charged at the time you elect the Optional Reset may be higher or lower than when you first elected New York GMWB 5/New York GMWB 7. The fee, however, will not exceed the maximum charge of 1.00% if you elect the Optional Reset. See "Optional Reset" in the "Optional Benefits" section of this prospectus." If the benefit is elected at issue, the Benefit Amount will equal the Contract Value multiplied by the Benefit Base
  Multiplier on the issue date and will be recalculated thereafter as described in the Optional Benefits section of this prospectus. "See "Optional Benefits."
/3/ The maximum fee shown in this table is the highest fee for this rider. If you choose this rider, you must allocate all premium and contract value to a single approved asset allocation program. The rider fee does not vary based upon the asset allocation option chosen. The rider fee is deducted on each contract anniversary when the rider is in effect for your contract and is generally deducted on a pro rata basis from each investment option in which the contract has value and, if allocation to the GIA is then permitted, the GIA. Upon contract surrender or rider termination, we will deduct a portion of the annual rider fee for the portion of the contract year elapsed from the surrender proceeds or the contract value, respectively.
/4/ The maximum fee shown in this table is the highest fee for this rider. A different fee applies to various asset allocation options as shown below.
    If you choose this rider, you must allocate all premium and contract value to a single approved asset allocation program. If you transfer from one asset allocation program or option to another during a rider year, the fee percentage you will pay for the rider will be the highest rider fee associated with the various asset allocation programs in which your contract value was invested during that rider year. The rider fee is deducted on each contract anniversary when the rider is in effect for your contract and is generally deducted on a pro rata basis from each investment option in which the contract has value and, if allocation to the GIA is then permitted, the GIA. Upon contract surrender or rider termination, we will deduct a portion of the annual rider fee for the portion of the contract year elapsed from the surrender proceeds or the contract value, respectively.
/5/ The Benefit Amount for New York GMWB 5/New York GMWB 7, the Benefit Base for Phoenix Flexible Withdrawal Protector, and the GMAB Benefit Base and the GMWB Benefit Base under the Phoenix Retirement Protector rider are amounts we calculate solely to determine the value of the benefit(s) provided by the rider and unlike the Contract Value, are not available for withdrawals or surrenders. These amounts are affected by various factors including withdrawals and premium payments. See the description of these riders in "Optional Benefits" for information about how the Benefit Amount and each Benefit Base is calculated and used.
/6/ The current fees for the Phoenix Flexible Withdrawal Protector by asset allocation model are shown below.

Asset Allocation Models                                                   Single Life Option Spousal Life Option
-----------------------                                                   ------------------ -------------------
Phoenix-Ibbotson Strategic Asset Allocation--Conservative................        0.60%              0.80%
Phoenix-Ibbotson Strategic Asset Allocation--Moderately Conservative.....        0.60%              0.80%
Phoenix Dynamic Asset Allocation Series: Moderate........................        0.60%              0.80%
Franklin Templeton Founding Investment Strategy..........................        1.00%              1.35%
Phoenix-Ibbotson Strategic Asset Allocation--Moderate....................        1.00%              1.35%
AllianceBernstein VPS Balanced Wealth Strategy...........................        1.00%              1.35%
Phoenix Dynamic Asset Allocation Series: Moderate Growth.................        1.35%              1.80%
Franklin Templeton Perspectives Allocation Model.........................        1.35%              1.80%
Phoenix-Ibbotson Strategic Asset Allocation--Moderately Aggressive.......        1.35%              1.80%

  We may change the current fees. If you accept an automatic step-up of the Benefit Base as provided by the rider, you will then pay the current fee in effect at the time of this step-up. See "Optional Benefits", "Phoenix Flexible Withdrawal Protector", and "Automatic Step-Up" for a description of the automatic step-up feature, the impact of a step-up on your rider fee, and how you may decline a step-up.
/7/ The current fees for the Phoenix Retirement Protector rider by asset allocation model are shown below.

Asset Allocation Models                                                   Single Life Option Spousal Life Option
-----------------------                                                   ------------------ -------------------
Phoenix-Ibbotson Strategic Asset Allocation--Conservative................        1.10%              1.45%
Phoenix-Ibbotson Strategic Asset Allocation--Moderately Conservative.....        1.10%              1.45%
Phoenix Dynamic Asset Allocation Series: Moderate........................        1.10%              1.45%

  We may change the current fees. If you elect an automatic step-up of the GMWB Benefit Base or make an elective step-up of the GMAB Benefit Base as provided by the rider, you will then pay the current fee in effect at the time of this step-up. See "Optional Benefits", "Phoenix Retirement Protector" for a description of the automatic step-up feature of the GMWB component and the elective step-up feature of the GMAB component of this rider, the impact of a step-up on your rider fee, and how you may decline an automatic step-up of the GMWB component.
* Extended Care Enhancement is not available with New York contracts. The Optional Guaranteed Minimum Death Benefit is not available with New York contracts.
/8/ The Guaranteed Amount is an amount we calculate solely to determine the value of the benefit provided by the rider and, unlike the Contract Value, is not available for withdrawals or surrenders. This amount is affected by various factors including withdrawals and premium payments. See the description of this rider in "Optional Benefits" for information about how the Guaranteed Amount is calculated and used.

/9/ The maximum fee shown in this table is the highest fee for this rider. If you choose this rider, you must allocate all premium and contract value to a single approved asset allocation program. The current rider fee does not vary based upon the asset allocation option chosen. However, we may change this in the future. If we do this and you accept an automatic step-up, your rider fee may increase and the rider fee may vary based upon your choice of asset allocation option. In addition, if we do this and you transfer from one asset allocation program or option to another during a rider year, the fee percentage you will pay for the rider will be the highest rider fee associated with the various asset allocation programs in which your contract value was invested during that rider year. See "Optional Benefits", "Phoenix Retirement Protector", and "Automatic Step-Up" for a description of the automatic step-up feature, the impact of a step-up on your rider fee, and how you may decline a step-up. The rider fee is deducted on each contract anniversary when the rider is in effect for your contract and is generally deducted on a pro rata basis from each investment option in which the contract has value and, if allocation to the GIA is then permitted, the GIA. Upon contract surrender or rider termination, we will deduct a portion of the annual rider fee for the portion of the contract year elapsed from the surrender proceeds or the contract value, respectively.

The table below shows the minimum and maximum fees and expenses as a percentage of daily net assets, for the year ended December 31, 2008, charged by the funds that you may pay indirectly during the time that you own the contract. This table does not reflect any fees that may be imposed by the funds for short-term trading. See the section entitled "Market Timing and Other Disruptive Trading" for more information. Also, the Phoenix Dynamic Asset Allocation Series are series of a fund of funds. Funds of funds may have higher operating expenses than other funds since funds of funds invest in underlying funds which have their own expenses. More detail concerning each of the fund's fees and expenses is contained in the prospectus for each fund. Total Annual Fund Operating Expenses are deducted from a fund's assets and include management fees, distribution fees, distribution and/or 12b-1 fees, and other expenses.

         TOTAL ANNUAL FUND OPERATING EXPENSES
                                          Minimum Maximum
                                          ------- -------
  Total Annual Fund Operating Expenses...  0.31%   3.83%
  Net Annual Fund Operating Expenses/1/..  0.28%   3.83%

       /1/ Phoenix Variable Advisors, Inc, advisor to the Phoenix Edge Series
           Fund, and other advisors and/or other service providers to the funds have contractually agreed to reduce the management fees or reimburse certain fees and expenses for certain funds. The Gross Annual Fund Operating Expenses shown in the first row of the table do not reflect the effect of any fee reductions or reimbursements. The Net Annual Fund Operating Expenses shown in the second row reflects the effect of fee reductions and waiver arrangements that are contractually in effect at least through May 1, 2010. There can be no assurance that any contractual arrangement will extend beyond its current terms and you should know that these arrangements may exclude certain extraordinary expenses. See each fund's prospectus for details about the annual operating expenses of that fund and any waiver or reimbursement arrangements that may be in effect.

EXPENSE EXAMPLES

These examples will help you compare the cost of investing in the contract if you elect the Premium Enhancement feature and the Phoenix Retirement Protector rider with the Guaranteed Minimum Death Benefit (optional Guaranteed Minimum Death Benefit not available with New York contracts). These elections will result in the highest total cost of investing in this contract.

If you surrender your contract at the end of the applicable time period, your maximum costs would be:

                        Death Benefit Option 1
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 2
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 3
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 4
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

If you do not surrender or if you annuitize your contract at the end of the applicable time period (annuitization is not permitted prior to the fifth contract anniversary), your maximum costs would be:

                        Death Benefit Option 1
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 2
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 3
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 4
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $


These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses contract fees, separate account annual expenses, maximum of all applicable riders and benefit fees, and the maximum fund fees and expenses that were charged for the year ended 12/31/08.

The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds and that you have allocated all of your contract value to the fund with the maximum fees and expenses. Although your actual costs may be higher or lower based on these assumptions, your costs are shown in the table to the left.

Contract Summary
--------------------------------------------------------------------------------

  This prospectus contains information about all of the material rights and features of the annuity contract that you should understand before investing. This summary describes the general provisions of the annuity contract.

Overview
  The contract is intended for those seeking income and long-term tax-deferred accumulation of assets to provide income for retirement or other purposes. Those considering the contract for other purposes should consult with their tax advisors. Participants in qualified plans should note that this contract does not provide any additional tax deferral benefits beyond those provided by the qualified plan and should not consider the contract for its tax treatment, but for its investment and annuity benefits. For more information, see "Purchase of Contracts."

  The contract offers a combination of variable and fixed investment options. Investments in the variable options provide results that vary and depend upon the performance of the underlying funds, and the owner assumes the risk of gain or loss according to the performance of the underlying funds while investments in the GIA provide guaranteed interest earnings subject to certain conditions. There is no guarantee that at maturity date the contract value will equal or exceed payments made under the contract. For more information, see "The Variable Investment Options," and "GIA."

  The contract offers an optional Premium Enhancement feature. The Premium Enhancement feature must be elected at the time the contract is issued. If the optional Premium Enhancement feature is selected, a Premium Enhancement will be credited to the contract with each premium payment made. The Premium Enhancement Percentage varies by the age of the oldest owner on the Contract Date. A Premium Enhancement Fee will apply to this contract for the lifetime of the contract, which makes the total expenses for this contract during this period higher than a comparable contract without the Premium Enhancement feature.

  We have applied to the Securities and Exchange Commission (SEC) for permission to deduct the Premium Enhancement under the circumstances described in the Premium Enhancement Restrictions section of this prospectus. We will not deduct Premium Enhancements on your contract unless, and if applicable, until the SEC grants us permission. The application for exemptive relief (File No. 812-13568) was filed with the SEC on August 22, 2008.

  The contract offers four death benefit options. You select a death benefit option that is suitable to your financial objectives. The Death Benefit Options differ in how the death benefit is calculated. The current (but not the maximum) mortality and expense risk fee also differs for each Death Benefit Option. Certain age restrictions may apply to each death benefit option. For more information, see "The Accumulation Period--Payment Upon Death Before the Maturity Date" and "Taxation of Annuities in General--Nonqualified Plans" and "Taxation of Annuities in General--Qualified Plans."

  You may elect one of the following Optional Living Benefits with the contract:

.. a Guaranteed Minimum Accumulation Benefit (GMAB) which provides a guaranteed minimum return if contract value remains invested according to an asset allocation program available for use with the rider for the ten year period following the contract date.

..  a Guaranteed Minimum Withdrawal Benefit (GMWB). If your contract is a New
   York contract and the owner is age 49 or younger for the single life option or age 54 or younger for the spousal life option, the New York GMWB 5/New York GMWB 7 rider is available. If your contract is a New York contract and the owner is age 50 or older for the single life option or age 55 or older for the spousal life option, the Phoenix Flexible Withdrawal Protector/SM/ will be available to you. If your contract is not a New York contract, the Phoenix Flexible Withdrawal Protector/SM/ will be the only GMWB available to you and, for an additional fee, you may also elect an Extended Care Enhancement with the benefit.

..  a Flexible Combination Benefit Rider providing a GMWB and GMAB, also called
   Phoenix Retirement Protector/SM/. For an additional fee, this rider provides a guaranteed minimum death benefit (guaranteed minimum death benefit not available for New York contracts).

  These benefits are provided by rider and have their own fees. The guarantees provided by the Optional Living Benefits in excess of your Contract Value are based on the claims-paying ability of Phoenix. If you elect an Optional Living Benefit, we require you to allocate all premium and contract value to a single asset allocation program we have approved for use with these riders. Taking withdrawals from the contract while an Optional Living Benefit is in effect may reduce the benefits of the riders. For more information, see "Deductions and Charges", "Additional Programs" and "Optional Benefits".

Suitability
  Annuities are designed for long-term financial planning and are not designed for short-term investment strategies. You should make sure you understand all the options for payment, how long you must wait before annuity payments begin and the limitations on access to contract value.

  Additionally, while an annuity offers the potential for appreciation, fees, charges, and poor investment performance can negatively affect the value of your annuity. You bear the investment risk, whether a gain or loss, for any contract value allocated to the Separate Account.

  Annuities that are offered to fund a qualified plan, such as an Individual Retirement Account, do not provide any additional tax deferred advantages. If your only or main investment objective is tax deferral, an annuity product may be more expensive than other products that provide tax deferred benefits.

  Annuity contracts that have no provision for a Premium Enhancement will not be subject to a Premium Enhancement Fee and may have lower mortality and expense risk and/or lower surrender charges. The amount of Premium Enhancement may be more than offset by the Premium Enhancement Fee associated with the Premium Enhancement. We encourage you to consult with your financial adviser and determine which annuity contract is most appropriate for you.

Replacements
  Replacing any existing contract with this contract may not be to your advantage. Exchanges can result in the payment of substantial commissions to the brokers who handle these transactions. You should carefully compare the risks, charges, and benefits of your existing contract to the replacement policy to determine if replacing your existing contract benefits you. In particular, if you are replacing an existing contract with this contract and you have elected the Premium Enhancement feature, you should carefully evaluate whether this contract provides higher asset based charges, or higher or longer surrender charge periods and whether or not the Premium Enhancement feature offsets any potential higher charges you may incur. You should talk with your registered representative before you replace your existing variable annuity contract. Additionally, replacing your contract could result in adverse tax consequences so you should also consult with your tax professional. You should know that once you have replaced your variable annuity contract, you generally cannot reinstate it unless the insurer is required to reinstate the previous contract under state law. This is true even if you choose not to accept your new variable annuity contract during your "free look" period.

Conflicts of Interest
  Broker-dealers and registered representatives often sell products issued by several different and unaffiliated insurance companies and the amount of compensation payable may vary significantly. Additionally, compensation paid to a broker-dealer or registered representative will also vary between products issued by the same insurance company, including additional compensation payable as part of certain service arrangements. A broker-dealer and its registered representatives may have an incentive to promote or sell one product over another depending on these differences in the compensation, potentially resulting in the sale of a product that may not be the best product to suit your needs. You should talk to your registered representative if you have questions about potential conflicts of interest that may be created by varying compensation plans. You can find more information about the types of compensation arrangements we offer in the "Sales of Variable Accumulation Contracts" section of this prospectus.

Withdrawals
..  You may partially or fully surrender the contract anytime for its Contract
   Value less any applicable surrender charge, and premium tax.

.. Each Contract Year we allow you to withdraw a certain amount from the contract without the imposition of a surrender charge. This is called the "Free Withdrawal Amount." This amount is determined each Contract Year and is comprised of 10% of premium payments received that are still subject to a surrender charge. The amount is then reduced by any withdrawals made during that Contract Year that have occurred without the imposition of surrender charge. If the Free Withdrawal Amount is not taken in any Contract Year, the amount itself does not carry over to the next Contract Year. Instead, a new Free Withdrawal Amount is calculated each Contract Year. For more information, see "Deductions and Charges--Surrender Charges."

..  Withdrawals may be subject to a 10% penalty tax. For more information, see
   "Federal Income Taxes."

Deductions and Charges

Contract Charges
.. Annual Administrative Charge--maximum of $35 each year. For more information, see "Deductions and Charges" below.

Optional Rider Charges
  You may only elect one optional living benefit at the time of issue. Optional Living Benefit Riders may not be elected after issue:

.. Guaranteed Minimum Accumulation Benefit fee--the current fee equals 0.85% multiplied by the greater of the guaranteed amount and Contract Value on the date the fee is deducted. For more information, see "Deductions and Charges" below.

..  New York GMWB 5/New York GMWB 7--the fee equals 0.350% (New York GMWB 5) or
   0.500% (New York GMWB 7) multiplied by the greater of the Benefit Amount and the Contract Value on the date the fee is deducted. This fee does not vary based upon your election of the single life option vs. the spousal life option. For more information, see "Deductions and Charges" below.

.. Phoenix Flexible Withdrawal Protector--the fee is equal to a stated percentage multiplied by the greater of the Benefit Base and the Contract Value. The fee for this rider depends on whether you choose the single life option or the spousal life option, and which asset allocation model you have chosen for allocation of your premium payments and Contract Values. Additionally, if you choose the Extended Care Enhancement (not available for contracts issued in the state of New York) for your rider, we assess a charge for that feature. The current fees are shown in the table of "Optional Benefit Fees". The fee for your rider may change if you change asset allocation models or if you do not decline an automatic step-up provided by the rider. If you change asset allocation programs during a contract year and the rider fees related to the use of those programs are different, you will pay the highest rider fee associated with the various asset allocation programs in which your Contract Value was invested during that contract year. Also, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the Benefit Base. See
  "Optional Benefits" for additional information about the impact of an automatic step-up on your rider and your ability to decline a step-up. The maximum fee for the Phoenix Flexible Withdrawal Protector is 2.50% without the Extended Care Enhancement and 3.00% if the rider is elected with the Extended Care Enhancement.

.. Phoenix Retirement Protector--the fee is equal to a stated percentage multiplied by the greatest of the GMWB Benefit Base, the GMAB Benefit Base, and the Contract Value. The fee for this rider depends on whether you choose the single life option or the spousal life option. Additionally, if you choose the Guaranteed Minimum Death Benefit option (not available for contracts issued in the state of New York) for your rider, we assess a charge for that feature. The current fees are shown in the table of "Optional Benefit Fees". The fee for your rider may change if you change asset allocation models. If you change asset allocation programs during a contract year and the rider fees related to the use of those programs are different, you will pay the highest rider fee associated with the various asset allocation programs in which your Contract Value was invested during that contract year. Also, you will pay the current rider fee then in effect beginning on the date of an automatic step-up of the GMWB Benefit Base or elective step-up of the GMAB Benefit Base as provided by the rider. See "Optional Benefits" for additional information about the impact of an automatic or elective step-up on your rider and your ability to decline an automatic step-up. The maximum fee for the Phoenix Retirement Protector is 2.75% without the Guaranteed Minimum Death Benefit and 3.25% if the rider is elected with the Guaranteed Minimum Death Benefit.

.. Premium Enhancement Fee--currently, 0.80% annually. For more information, see "Deductions and Charges" below.

.. Surrender Charges--may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time. If we impose a surrender charge, it is deducted from premium payment withdrawn on a first in first out basis. The surrender charge is designed to recover the expense of distributing contracts that are terminated before distribution expenses have been recouped from revenue generated by these contracts. The surrender charge is a percentage of each premium payment which is assessed based on complete years from receipt of each premium payment over a period of 9 years. The maximum surrender charge fee percentage of 9% applies in the first year of the contract and the charge declines thereafter. For more information, see the "Deductions and Charges" section of this prospectus. Additionally, surrender charges are waived as described above in this section. No surrender charges are taken upon the death of the owner. A declining surrender charge is assessed on withdrawals in excess of the free withdrawal amount, based on the date the premium payments are deposited.

.. Waiver of Surrender Charges--The surrender charge generally does not apply to the following situations:

  .  Premium that is out of the surrender charge schedule;

  .  Contract Value that represents "Free Withdrawal Amount;*

  .  A death benefit is payable

  . Annuitization after the contract has been in effect for a minimum of five years;

  .  Required Minimum Distribution Payment;

  .  Nursing Home Waiver or Terminal Illness Waiver.

*Free Withdrawal Amount

  You may always withdraw premium amounts that are no longer subject to surrender charges without the imposition of a surrender charge. However, in addition to this right, each Contract Year we allow you to withdraw a certain amount from the contract without the imposition of a surrender charge. This is called the "Free Withdrawal Amount." This amount is determined each Contract Year and is comprised of 10% of premium payments received that are still subject to a surrender charge. The amount is then reduced by any withdrawals made during that Contract Year that have occurred without the imposition of surrender charge. For example, amounts withdrawn during the contract year that are not assessed a surrender charge because they are out of the surrender charge period reduce the Free Withdrawal Amount on a dollar for dollar basis. The Free Withdrawal Amount may be a very attractive feature to you during the early years of the contract. However, the value computed under the Free Withdrawal Amount will decline as premium payments age beyond the surrender charge period.

  If the Free Withdrawal Amount is not taken in any Contract Year, the amount itself does not carry over to the next Contract Year. Instead, a new Free Withdrawal Amount is calculated each Contract Year.

  For more information, see "Deductions and Charges" below.

.. Taxes--taken from the Contract Value upon premium payments or commencement of annuity payments.

  . Phoenix will reimburse itself for such taxes upon the remittance to the applicable state. For more information, see "Tax" and Appendix B.

.. Transfer Charge--currently, there is no transfer charge, however, we reserve the right to charge up to $20 per transfer after the first 12 transfers each contract year. For more information, see "Deductions and Charges" below.

From the Separate Account
.. Daily administrative fee--currently, 0.125% annually. For more information, see "Deductions and Charges" below.


.. Mortality and expense risk fee--the current fee varies based on the death benefit option selected. The maximum fee does not vary regardless of the death benefit option selected. For more information, see "Deductions and Charges" below.

Other Charges or Deductions
  In addition, certain charges are deducted from the assets of the funds for investment management services. For more information, see the fund prospectuses.

Death Benefit
  The death benefit is calculated differently for each death benefit option and the amount varies based on the option selected.

Death Benefit Options
  The contract offers four Death Benefit Options. At purchase, you select a death benefit option that best meets your financial needs. Each death benefit option varies in the method of death benefit calculation. The current (but not the maximum) mortality and expense risk fee also varies based upon the death benefit option chosen. Age restrictions apply to certain Death Benefit Options.

  For more information, see "The Accumulation Period--Payment Upon Death Before Maturity Date."

Additional Information

Free Look Period
  You have the right to review and return the Contract. If for any reason you are not satisfied, you may return it within 10 days (or later, if applicable law requires) after you receive it and cancel the Contract. You will receive in cash the Contract Value plus any charges made under the Contract as of the date of cancellation. However, if applicable state law requires a return of premium payments, we will return the greater of premium payments less any withdrawals or the Contract Value less any applicable surrender charges. In both situations, we will consider Premium Enhancements credited to the contract as "earnings" and therefore part of Contract Value.

  If the SEC allows us, we will deduct Premium Enhancements credited to your contract on the date of its cancellation during the free look period. In this case, you will bear the investment risk of any Premium Enhancements made under the Contract. For example, if applicable state law provides for a return of Contract Value, we will return to you your Contract Value plus any charges, and less any applicable Premium Enhancement made under this Contract as of the date of cancellation. Our deduction of the Premium Enhancement in this case will not be adjusted for investment performance. Therefore, although you will benefit from any investment gain on the Premium Enhancement, if it experiences an investment loss, we will still deduct the original Premium Enhancement amount.

  If the SEC allows us to deduct Premium Enhancements credited to your contract on the date of its cancellation during the free look period, when applicable state law requires a return of premium, we will return to you the greater of;
1) premium payments paid less any withdrawals and Premium Enhancements credited to the contract, or 2) the Contract Value plus any charges, and less any Premium Enhancement made under this contract as of the date of cancellation.

You should know that in a declining market, your Contract Value may be even less than your initial investment.

For more information, see "Free Look Period" under "Miscellaneous Provisions" below.

Financial Highlights
--------------------------------------------------------------------------------

  Financial highlights give the historical value for a single unit of each of the available investment options and the number of units outstanding at the end of each of the past ten years, or since the investment option began operations, if less. The Financial Highlights tables are not provided at this time because no contracts have been sold as of the date of this prospectus. More information, including the Separate Account and Company financial statements, is in the SAI and in the annual report. You may obtain a copy of the SAI by calling the Annuity Operations Division at 800/541-0171.

Financial Statements
--------------------------------------------------------------------------------

  The financial statements of Phoenix Life Variable Accumulation Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of Phoenix Life Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The financial statements of Phoenix Life Insurance Company included herein should be considered only as bearing upon the ability of Phoenix Life Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or the Guaranteed Interest Account rates that we credit during a guarantee period.

Performance History
--------------------------------------------------------------------------------

  We may include the performance history of the investment options in advertisements, sales literature or reports. Performance information about each investment option is based on past performance only and is not an indication of future performance. Historical returns are usually calculated for one year, five years and ten years. If the investment option has not been in existence for at least one year, returns are calculated from inception of the investment option. Standardized average annual total return is measured by comparing the value of a hypothetical $1,000 investment in the investment option at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at Net Asset Value and the deduction of all applicable contract and surrender charges except for taxes (which may vary by state). See the SAI for more information.

The Variable Accumulation Annuity
--------------------------------------------------------------------------------

  The individual deferred variable accumulation annuity contract (the "contract") issued by Phoenix is significantly different from a fixed annuity contract in that, unless your contract value is allocated and remains in the GIA, it is the owner under a contract who bears the risk of investment gain or loss rather than Phoenix. To the extent that contract value is allocated to the investment options of the Separate Account, the amounts that will be available for annuity payments under a contract will depend on the investment performance of the amounts allocated to the investment options. Additionally, the contract has a Premium Enhancement feature which may be elected at issue. Certain earnings are immediately credited to the contract value every time you make a premium payment, however, certain restrictions apply. Upon the maturity of a contract, you may select either a fixed or variable annuity payment option.

Investment Features

Flexible Premium Payments
.. Other than the Minimum Initial Payment, there are no required premium payments.

..  You may make premium payments anytime prior to the Maturity Date.

..  You can vary the amount and frequency of your premium payments.

Minimum Premium Payment
.. Generally, the minimum initial premium payment is $3,500 for a qualified plan and $25,000 for nonqualified plans. For more information, see "Purchase of Contracts."

Allocation of Premiums and Contract Value
.. Premium payments are invested in one or more of the investment options and the GIA. Each investment option invests directly in a professionally managed fund.

.. If you elect, the Premium Enhancement feature for your contract, we will add a Premium Enhancement to Contract Value for each premium payment you make to the contract until the contract anniversary next following the contract owner's 80th birthday. The Premium Enhancement will be invested in the same way as your premium payments are allocated. Certain restrictions apply to Premium Enhancements. The Premium Enhancement feature and its fees are described more fully in the "Premium Enhancement" and "Deductions and Charges" sections of this prospectus.

.. Prior to the Maturity Date, you may elect to transfer all or any part of the Contract Value among one or more investment options or the GIA, subject to the limitations established for the GIA and the restrictions related to disruptive trading and market timing. After the Maturity Date under variable annuity payment options, you may elect to transfer all or any part of the Contract Value among one or more investment options. For more information, refer to "GIA," "Internet, Interactive Voice Response and Telephone Transfers," and "Market Timing and Other Disruptive Trading."

.. The Contract Value allocated to the investment options varies with the investment performance of the funds and is not guaranteed.

.. The Contract Value allocated to the GIA will depend on deductions taken from the GIA and interest accumulated at rates we set. Subject to state insurance department approval, the Minimum Guaranteed Interest Rate will equal the statutory required minimum interest rate under applicable state insurance law where the contract is delivered (generally between 1% and 3%).

..  Payments and transfers to the GIA are subject to a maximum GIA percentage.
   The maximum GIA percentage is the maximum amount of a premium payment or total Contract Value that can be allocated to the GIA. The maximum amount is expressed as a percentage and that percentage will never be more than 100%. It currently is 5%.

.. You may participate in one of the asset allocation programs we offer. If you elect an Optional Living Benefit, we require you to allocate all premium payments and Contract Value to one of the programs approved for use with those benefits. We may offer other programs in the future, however, whether those programs will be made available to both current and prospective contract owners will be determined at the sole discretion of the Company.
   For more information about the programs, refer to "Asset Allocation and Strategic Programs" below.

Phoenix and the Separate Account
--------------------------------------------------------------------------------

  On June 25, 2001, Phoenix Home Life Mutual Insurance Company (a New York mutual life insurance company incorporated May 1, 1851, originally chartered in Connecticut in 1851 and redomiciled to New York in 1992) converted to a stock life insurance company by "demutualizing" pursuant to a plan of reorganization approved by the New York Superintendent of Insurance and changed its name to Phoenix Life Insurance Company ("Phoenix"). As part of the demutualization, Phoenix became a wholly owned subsidiary of The Phoenix Companies, Inc., a newly formed, publicly traded Delaware corporation.


  Our executive and our administrative offices are located at One American Row, Hartford, Connecticut, 06102-5056. Phoenix is a life insurance company, which is wholly-owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and asset management products. Our New York principal office is at 31 Tech Valley Drive, East Greenbush, New York 12061. We sell life insurance policies and annuity contracts through producers of affiliated distribution companies and through brokers.


  On June 21, 1982, we established the Separate Account, a separate account created under the insurance laws of Connecticut. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Separate Account or of Phoenix.

  On July 1, 1992, the Separate Account's domicile was transferred to New York. Under New York law and the contracts, all income, gains or losses whether or not realized, of the Separate Account must be credited to or charged against the amounts placed in the Separate Account without regard to the other income, gains or losses of Phoenix. The assets of the Separate Account may not be used to pay liabilities arising out of any other business that Phoenix may conduct. The Separate Account has several investment options that invest in underlying mutual funds. Obligations under the contracts are obligations of Phoenix Life Insurance Company.

  Contributions to the GIA are not invested in the Separate Account; rather, they become part of the general account of Phoenix (the "General Account"). The General Account supports all insurance and annuity obligations of Phoenix and is made up of all of its general assets other than those allocated to any separate account such as the Separate Account. For more information, see "GIA."

The Variable Investment Options
--------------------------------------------------------------------------------

  You choose the variable investment options to which you allocate your premium payments. These variable investment options are investment options of the Separate Account. The investment options invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two.

  The underlying funds offered through this product are selected by the company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the company considers during the initial selection process is whether the underlying fund or an affiliate of the underlying fund will compensate the company for providing administrative, marketing, and support services that would otherwise be provided by the underlying fund, the underlying fund's investment advisor, or its distributor. Finally, when the company develops a variable annuity (or life) product in cooperation with a fund family or distributor (e.g. a "private label" product), the company will generally include underlying funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the company's selection criteria.

  Each underlying fund is reviewed periodically after having been selected. Upon review, the company may remove an underlying fund or restrict allocation of additional premium payments to an underlying fund if the company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant contract owner assets.

  In addition, if any of the underlying funds become unavailable for allocating premium payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the contract, we may substitute another variable investment option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new variable investment options available.

  You will find detailed information about the underlying funds and their inherent risks in the current prospectuses for the underlying funds. Since each option has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the underlying funds will meet its investment objectives. Copies of the fund prospectuses may be obtained by writing to our Annuity Operations Division or calling us at the address or telephone number provided on the first page of this prospectus.

Administrative, Marketing and Support Service Fees
  The Company and the principal underwriter for the Contracts have entered into agreements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the underlying funds. We have also entered into agreements with the Phoenix Edge Series Fund and its advisor, Phoenix Variable Advisors, Inc., with whom we are affiliated. These agreements compensate the Company and the principal underwriter for the Contracts for providing certain administrative, marketing, or other support services to the underlying funds.

  Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the Contracts. As stated previously, such payments are a factor in choosing which funds to offer in the Company's variable products. These payments may be significant and the Company and its affiliates may profit from them.

  The payments are generally based on a percentage of the average assets of each underlying fund allocated to the variable investment options under the contract or other contracts offered by the company. The amount of the fee that an underlying fund and its affiliates pay the company and/or the company's affiliates is negotiated and varies with each underlying fund. Aggregate fees relating to the different underlying funds may be as much as 0.45% of the average net assets of an underlying fund attributable to the relevant contracts. A portion of these payments may come from revenue derived from the distribution and/or service fees (12b-1 fees) that are paid by an underlying fund out of its assets as part of its total annual operating expenses and is not paid directly from the assets of your variable insurance product.

GIA
--------------------------------------------------------------------------------

  Note: Currently if you have an optional living benefit, you cannot transfer or allocate premiums and Contract Values to the GIA. Your premiums are required to be allocated in accordance to an asset allocation or strategic program. We may remove this restriction at any time in the future, e.g. if you participate in an Enhanced Dollar Cost Averaging Program.

  In addition to the Separate Account, you may allocate premiums or transfer values to the GIA. Amounts you allocate or transfer to the GIA become part of our general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a minimum rate of return on the allocated amount, as provided under the terms of your product. Although we are not obligated to credit interest at a higher rate than the minimum, we may credit interest at a higher rate than the minimum for new and existing deposits.

  We reserve the right to limit total deposits to the GIA, including transfers, to no more than $250,000 during any one-week period per policy.

  Prior to the Maturity Date you may make transfers into or out of the GIA subject to the GIA restrictions described in this section. In general, you may make only one transfer per year out of the GIA. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the Contract Value in the GIA as of the date of the transfer. Also, the Contract Value allocated to the GIA may be transferred out to one or more of the investment options over a consecutive 4-year period according to the following schedule:

                    .Year One:      25% of the total value
                    .Year Two:      33% of remaining value
                    .Year Three:    50% of remaining value
                    .Year Four:     100% of remaining value

  Transfers from the GIA may also be subject to other rules as described throughout this prospectus. The GIA is available only during the accumulation phase of your contract.

  Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the 1940 Act, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

GIA Restrictions
  Contracts are subject to a Maximum GIA Percentage provision that restricts investments in the GIA. The Maximum GIA Percentage will never be more than 100%. It currently is 5%. No more than the Maximum GIA Percentage of each premium payment may be allocated to the GIA. We will not permit transfers into the GIA during the first year, nor allow any transfers during subsequent years that would result in GIA investments exceeding the Maximum GIA Percentage of Contract Value. If you have an Optional Living Benefit, you may not allocate premiums or transfer values to the GIA. These restrictions as well as the availability of the GIA are subject to state insurance department approval.

Deductions and Charges
--------------------------------------------------------------------------------

Annual Administrative Charge
  We deduct an annual administrative charge from the Contract Value. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

  The maximum annual administrative charge under a contract is $35. The current annual administrative charge under a contract is $35, except in the state of New York, in which the current charge is $30. This charge is deducted annually on the contract anniversary date. It is deducted on a pro rata basis from the investment options or GIA in which you have an interest. If you fully surrender your contract, the full administrative fee if applicable, will be deducted at the time of surrender. The administrative charge will not be deducted (either annually or upon withdrawal) if your Contract Value is $50,000 or more on the day the administrative charge is due. This charge may be decreased but will never increase. If you elect Annuity Payment Options I, J, K, M or N, the annual administrative charge after the Maturity Date will be deducted from each annuity payment in equal amounts.

Daily Administrative Fee
  We make a daily deduction from the Contract Value to cover the costs of administration. This current fee is the maximum charged based on an annual rate of 0.125% and is taken against the net assets of the investment options. It compensates the company for administrative expenses that exceed revenues from the annual administrative charge described above. (This fee is not deducted from the GIA.)

Guaranteed Minimum Accumulation Benefit Fee
  If the Guaranteed Minimum Accumulation Benefit rider is part of your contract, we will deduct a fee. The fee is deducted on each contract anniversary during the ten-year term. If this benefit terminates on a contract anniversary prior to the end of the term for any reason other than death or commencement of annuity payments, the entire fee will be deducted. If this benefit terminates on any other day prior to the end of the term for any reason other than death or commencement of annuity payments, a prorated portion of the fee will be deducted. The rider fee will be deducted from the total Contract Value with each investment option bearing a pro rata share of such fee based on the proportionate Contract Value of each investment option. We will waive the fee if the benefit terminates due to death or commencement of annuity payments. Should any of the investment options become depleted, we will proportionally increase the deduction from the remaining investment options unless we agree otherwise.

  The fee percentage is locked in at the current fee at the time you elect this benefit. Currently, the fee percentage is equal to 0.85%, multiplied by the greater of the guaranteed amount and Contract Value on the day that the fee is deducted. However, we reserve the right to charge up to 1.00%, multiplied by the greater of the guaranteed amount or Contract Value on the day that the fee is deducted. The fee for your rider is shown on the rider specifications page.

  If you elect the Guaranteed Minimum Accumulation Benefit, you will be unable to elect any other optional living benefit.

New York Guaranteed Minimum Withdrawal Benefit 5/New York Guaranteed Minimum Withdrawal Benefit 7 Fee
  If the New York GMWB 5/New York GMWB 7 is part of your contract, we will deduct a fee. New York GMWB 5/New York GMWB 7 is only available for New York contracts where the owner is age 49 or younger if the single life option is elected or 54 or younger if the spousal life option is elected at the time the rider is issued. The fee does not vary based upon your election of the single life option vs. the spousal life option.

  The fee is deducted on each contract anniversary that this rider is in effect. If this rider terminates on a contract anniversary for any reason other than death or commencement of annuity payments, the entire fee will be deducted. If this rider terminates on any other day, for any reason other than death or commencement of annuity payments, a prorated portion of the fee will be deducted. The rider fee will be deducted from the total Contract Value with each investment option and, if allocation to the GIA is then permitted, the GIA bearing a pro rata share of such fee based on the proportionate Contract Value of each investment option and, if applicable, the GIA. We will waive the fee if the benefit terminates due to death or commencement of annuity payments. Should any of the investment options become depleted, we will proportionally increase the deduction from the remaining investment options unless we agree otherwise.

  The fee is equal to a stated percentage multiplied by the greater of Benefit Amount and Contract Value on the date the fee is deducted. The current fee percentages are listed below:

 -------------------------------------------------------------------------------
                       New York GMWB 5/New York GMWB 7
 -------------------------------------------------------------------------------
                GMWB 5                                  GMWB 7
          5% Withdrawal Limit                     7% Withdrawal Limit
 -------------------------------------------------------------------------------
                 0.35%                                   0.50%
 -------------------------------------------------------------------------------

  The fee percentage for this rider is locked in at the current fee on the date that this rider is elected. If you select the Optional Reset, we may increase the rider fee percentage, but it will not exceed the maximum rider fee percentage of 1.00%. For more information, see "Optional Reset" in the "Optional Benefits" section of this prospectus.

  If you elect the New York GMWB 5/New York GMWB 7, you will be unable to elect any other optional living benefit.

Phoenix Flexible Withdrawal Protector Fee
  If you have elected Phoenix Flexible Withdrawal Protector for your contract, we will deduct the rider fee on each rider anniversary while the rider is in effect. Currently, the rider anniversary is the same as the contract anniversary. The fee for this rider is a percentage of the greater of Contract Value or the rider Benefit Base on the date the fee is deducted. We calculate and deduct the rider fee amount after any applicable roll-up and before any automatic step-up of the rider Benefit Base.

  Sample calculation of the rider fee

   Assume that you have reached the end of first rider year, and that your rider fee percentage is 2.50%, your initial Benefit Base was $100,000, you made an additional premium payment of $10,000 during the first rider year and your Contract Value is $110,500. Also, assume that you made no withdrawals during the rider year and that you have not elected to opt-out of automatic step-ups.

   The Benefit Base at the end of the first rider year is equal to the Benefit Base on the rider date ($100,000) plus the amount of the additional premium payment ($10,000) or $110,000.

   Assume that your roll-up percentage is 6.5%. The roll-up amount is equal to 6.5% multiplied by the Benefit Base on the rider date ($100,000) plus the sum of all subsequent premium payments made during the first rider year or [6.5%* ($100,000 + $10,000)] = $7,150.

   The Benefit Base after roll-up is the current Benefit Base ($110,000) compared to the following amount: the current Benefit Base ($110,000) plus the roll-up amount for the first rider year ($7,150). The Benefit Base after roll-up is therefore $117,150 ($110,000 + $7,150).

   Your rider fee is $2,929 (2.50% of the greater of $110,500 and the $117,150). This rider fee is assessed against your Contract Value and your Contract Value becomes $107,571 ($110,500-$2,929).

   When we calculate the step-up, we begin that calculation using the current Contract Value, which in this example is $107,571.

  The maximum fee percentage for Phoenix Flexible Withdrawal Protector is 2.50% and the maximum additional fee percentage to add the optional Extended Care Enhancement is 0.50% (Extended Care Enhancement is not available for contracts issued in the state of New York). The current fee for Phoenix Flexible Withdrawal Protector varies between 0.60% and 1.80% depending on whether the single life or spousal life option is selected and which asset allocation program is selected. An additional current fee amount is charged if you add the Extended Care Enhancement. This fee is currently 0.20% for either the single or spousal life option regardless of the asset allocation program you select and is assessed along with and in the same manner as the fee for the Phoenix Flexible Withdrawal Protector without the Extended Care Enhancement. See the table of "Optional Benefit Fees" for details.

  You should know that if you change asset allocation programs during a rider year and the rider fees related to the use of those programs are different, you will pay the highest current rider fee associated with the various asset allocation programs in which your Contract Value was invested during that rider year. Additionally, we may increase your fee on the date of any automatic step-up to the Benefit Base for this rider. If you do not decline an automatic step-up, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the Benefit Base.

  Sample calculation of the rider fee after transfer to an asset allocation program with a higher rider fee percentage

   Assume that at the beginning of your rider year, the rider fee for the asset allocation program you chose was 0.85% and that, during the rider year you chose to reallocate all your Contract Value to another approved asset allocation program for which the rider fee was 1.05%.

   At the end of this rider year, your rider fee percentage will be 1.05%. This rider fee percentage is applied to the greater of the Benefit Base and the Contract Value. If the Benefit Base was $100,000 and the Contract Value was $98,000, then the rider fee would be $1,050 (1.05% times $100,000).

  In any case, the fee will not exceed the maximum percentage. See "Optional Benefits", "Phoenix Flexible Withdrawal Protector" for additional information on the potential impact of the step-up feature on the rider fee and your ability to decline the step-up.

  Unless we agree otherwise, the rider fee will be deducted from total Contract Value with each investment option and, if allocation to the GIA is then permitted, the GIA in which the contract has value bearing a pro rata share of such fee based on the proportionate value in each of those accounts.

  If this rider terminates on a contract anniversary for any reason other than death or commencement of annuity payments, the entire rider fee will be deducted. If this rider terminates on any other day, for any reason other than death or commencement of annuity payments, a prorated portion of the fee will be deducted. The prorated rider fee is calculated by multiplying the fee percentage then in effect for the rider by the greater of the Benefit Base or the Contract Value on the date the rider terminates, and then multiplying this amount by the result of the number of days elapsed in the rider year divided by the total number of days of that year.

  If you elect the Phoenix Flexible Withdrawal Protector, you will be unable to elect any other optional living benefit.

Phoenix Retirement Protector Fee
  If you have elected the Phoenix Retirement Protector for your contract, we will deduct the rider fee on each rider anniversary while the rider is in effect. Currently, the rider anniversary is the same as the contract anniversary. The fee for this rider is a percentage of the greatest of
(a) Contract Value, (b) the GMAB Benefit Base, and (c) the GMWB Benefit Base on the date the fee is deducted. The rider fee amount is calculated and deducted after any applicable roll-up of the GMWB Benefit Base and before any automatic step-up of the GMWB Benefit Base and elective step-up of the GMAB Benefit Base. See the section called "Optional Benefits", "Phoenix Retirement Protector" for a description of the Benefit Base amounts, the roll-up and step-up features.

  The maximum fee percentage for Phoenix Retirement Protector is 2.75% and the maximum additional fee percentage to add the optional guaranteed minimum death benefit is 0.50% (optional guaranteed minimum death benefit is not available for contracts issued in the state of New York). The current fee for the Phoenix Retirement Protector varies between 1.10% and 1.45% depending on whether the single life or spousal life option is selected. An additional fee amount is charged if you add the optional guaranteed minimum death benefit. This fee is currently 0.50% for either the single or spousal life option regardless of the asset allocation program you select and is assessed along with and in the same manner as the fee for the Phoenix Retirement Protector without the Guaranteed Minimum Death Benefit. See the table of "Optional Benefit Fees" for details.

  You should know that if you change asset allocation programs during a rider year and the rider fees related to the use of those programs are different, you will pay the highest current rider fee associated with the various asset allocation programs in which your Contract Value was invested during that rider year. Also, we may increase the rider fee for your rider on the date of any automatic step-up of the GMWB Benefit Base or elective step-up of the GMAB Benefit Base. If you do not decline an automatic step-up of the GMWB Benefit Base or you elect a step-up of the GMAB Benefit Base, you will pay the current rider fee then in effect beginning on the date of any step-up of the applicable Benefit Base.

  In any case, the rider fee will not exceed the maximum percentage. See "Optional Benefits" for additional information on the potential impact of the automatic step-up feature and the elective step-up feature on the rider fee and your ability to decline the automatic step-up and/or not elect the elective step-up.

  Unless we agree otherwise, the rider fee will be deducted from total Contract Value with each investment option and, if allocation to the GIA is then permitted, the GIA in which the contract has value bearing a pro rata share of such fee based on the proportionate value in each of those accounts.

  If this rider terminates on a contract anniversary for any reason other than death or commencement of annuity payments, the entire rider fee will be deducted. If this rider terminates on any other day, for any reason other than death or commencement of annuity payments, a prorated portion of the fee will be deducted. The prorated rider fee is calculated by multiplying the fee percentage then in effect for the rider by the greatest of the GMWB Benefit Base, the GMAB Benefit Base and the Contract Value on the date the rider terminates, and then multiplying this amount by the result of the number of days elapsed in the rider year divided by the total number of days of that year.

  If you elect the Phoenix Retirement Protector, you will be unable to elect any other optional living benefit.

Mortality and Expense Risk Fee
  We make a daily deduction from each investment option for the mortality and expense risk fee. The charge is assessed daily against the net assets of the investment options and varies based on the death benefit option you selected. The maximum charge for any death benefit option is 1.875%. The current charge under each death benefit option is equal to the following percentages on an annual basis:

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        Death Benefit Option 1                 Death Benefit Option 2
           Return of Premium                       Annual Step-Up
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                0.725%                                 0.975%
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        Death Benefit Option 3                 Death Benefit Option 4
     Earnings Enhancement Benefit             Greater of Annual Step-Up
                                                  or Annual Roll-Up
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                0.975%                                 1.225%
 -----------------------------------------------------------------------------

  Although you bear the investment risk of the Series in which you invest, once you begin receiving annuity payments that carry life contingencies the annuity payments are guaranteed by us to continue for as long as the Annuitant lives. We assume the risk that Annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

  In assuming the mortality risk, we promise to make these lifetime annuity payments to the owner or other payee for as long as the Annuitant lives.

  No mortality and expense risk fee is deducted from the GIA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us.

  We have concluded that there is a reasonable likelihood that the distribution financing arrangement being used in connection with the contract will benefit the Separate Account and the Contract Owners.

Premium Enhancement Fee
  If the Premium Enhancement feature is part of your contract, we apply a Premium Enhancement Fee. We make a daily deduction from each investment option for the Premium Enhancement Fee. The charge is assessed daily against the net assets of the investment options. The maximum charge is 1.50%. Currently the charge is 0.80%.

  We have applied to the Securities and Exchange Commission (SEC) for permission to deduct the Premium Enhancement under the circumstances described in the Premium Enhancement Restrictions section of this prospectus. We will not deduct Premium Enhancements on your contract unless, and if applicable, until the SEC grants us permission. The application for exemptive relief (File No. 812-13568) was filed with the SEC on August 22, 2008.

Surrender Charges
  9-Year Surrender Charge Schedule (Maximum Surrender Charge as a % of Premium Payment)

Complete Years From Receipt of Each Premium Payment
 0.................................................. 9%
 1.................................................. 8%
 2.................................................. 7%
 3.................................................. 6%
 4.................................................. 5%
 5.................................................. 4%
 6.................................................. 3%
 7.................................................. 2%
 8.................................................. 1%
 9+................................................. 0%

  A surrender charge may apply to withdrawals or a full surrender of the contract prior to the Maturity Date or after the Maturity Date under Variable Annuity Payment Options K or L. The amount of a surrender charge depends on the period of time your premium payments are held under the contract. The surrender charge is designed to recover the expense of distributing contracts that are terminated before distribution expenses have been recouped from revenue generated by these contracts. They are contingent charges because they are paid only if you surrender your contract within the surrender period. Surrender charges are waived on the free withdrawal amount and on death benefits. Surrender charges will not be imposed when you begin taking annuity payments on or after the contract's Maturity Date. Also, no surrender charge will be taken after the annuity period has begun except with respect to unscheduled withdrawals under Annuity Payment Options K or L. For more information, see "Annuity Payment Options." Any surrender charge imposed is deducted from amounts withdrawn. The surrender charge is calculated on a first-in, first-out basis. In other words, we calculate your surrender charge by assuming your withdrawal is applied to premium payments in the order your premium payments were received.

.. The surrender charge is deducted from amounts withdrawn in excess of the Free Withdrawal Amount available at the time of the withdrawal. Each Contract Year we allow you to withdraw a certain amount from the contract without the imposition of a surrender charge. This is called the "Free Withdrawal Amount." This amount is determined each Contract Year and is comprised of 10% of premium payments received that are still subject to a surrender charge. The amount is then reduced by any withdrawals made during that Contract Year that have occurred without the imposition of surrender charge. For example, amounts withdrawn during the contract year that are not assessed a surrender charge because they are out of the surrender charge period reduce the Free Withdrawal Amount on a dollar for dollar basis. The value computed under the Free Withdrawal Amount will decline as premium payments age beyond the surrender charge period.

  Amounts deducted to pay the surrender charges on partial withdrawals are subject to a surrender charge. A surrender charge will be deducted from the affected investment options and GIA on a pro rata basis. If you request a net withdrawal of a specified amount, we will deduct the surrender charges from the remaining Contract Value. This will result in an additional surrender charge when a net withdrawal is requested. If you request a gross withdrawal of a specified amount, we will deduct the surrender charges from the amount requested. Any distribution costs not paid for by surrender charges will be paid by Phoenix from the assets of the General Account.

  Under this contract surrender charges may be waived due to two life situations: admission into a nursing home or a terminal illness. There are no fees for these waivers.

  Nursing Home Waiver. Prior to Maturity Date, you may surrender all or a portion of the Contract Value without a surrender charge, provided that:

  (a)more than one year has elapsed since the Contract Date; and

  (b)the withdrawal is requested within two years of the owner's admission into a Licensed Nursing Home Facility; and

  (c)the owner has been confined to the Licensed Nursing Home Facility (as defined below) for at least the preceding 120 days.

  If the surrender charge is waived under this waiver, no future Premium Enhancements will be credited to the contract. If you surrender all or a portion of the Contract Value, and if the SEC allows us, we will deduct from the contract value the entire amount of any Premium Enhancement amount credited to the contract during the 12-month period prior to the date we waive the surrender charge.

  This waiver is subject to state approval (note: this waiver is not available in Massachusetts).

  Licensed Nursing Home Facility: a state licensed hospital or state licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis. The owner must provide us with satisfactory evidence of confinement by written notice.

  Terminal Illness Waiver. Prior to Maturity Date, you may surrender all or a portion of the Contract Value without a surrender charge, provided that we receive proof, satisfactory to us, of the owner's terminal illness which is defined as an illness or condition that is expected to result in the owner's death within six months.

  If the surrender charge is waived under this waiver, no future Premium Enhancements will be credited to the contract. If you surrender all or a portion of the Contract Value, and if the SEC allows us, we will deduct from the contract value the entire amount of any Premium Enhancement amount credited to the contract during the 12-month period prior to the date we waive the surrender charge.

  This waiver is subject to state approval (note: this waiver is not available in Massachusetts).

Tax
  Tax is considered to be any tax charged by a state or municipality on premium payments, whether or not characterized as purchase payment premium tax (or premium tax). It is also other state or local taxes imposed or any other governmental fees which may be required based on the laws of the state or municipality of delivery, the owner's state or municipality of residence on the Contract Date. Taxes on premium payments currently range from 0% to 3.5% (the amount of state premium payment tax, if any, will vary from state to state), depending on the state. We will pay any premium payment tax, any other state or local taxes imposed or other governmental fee due and will only reimburse ourselves upon the remittance to the applicable state. For a list of states and taxes, see "Appendix B."

  We reserve the right, when calculating unit values, to deduct a credit or fee with respect to any taxes we have paid for or reserved during the valuation period that we determine to be attributable to the operation of a fund. No federal income taxes are applicable under present law and we are not presently making any such deduction.

Transfer Charge
  Currently, there is no charge for transfers; however, we reserve the right to charge a transfer fee of up to $20 per transfer after the first 12 transfers in each contract year to defray administrative costs.

Reduced Fees, Credits and Excess Interest for Eligible Groups
  We may reduce or eliminate the mortality and expense risk fee or the withdrawal charge, or credit excess interest, when sales of the contracts are made to certain eligible groups that result in savings of sales expenses. We will consider the following characteristics:

(1)the size and type of the group of individuals to whom the contract is offered;

(2)the amount of anticipated purchase payments;

(3)whether there is a preexisting relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements; and

(4)internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

  Any reduction or elimination of the mortality and expense risk fee or the withdrawal charge or credit of excess interest will not unfairly discriminate against any person. We will make any reduction or credit according to our own rules in effect at the time the contract was issued. We reserve the right to change these rules from time to time.

Other Charges
  As compensation for investment management services, the advisors to the funds are entitled to a fee, payable monthly and based on an annual percentage of the average daily Net Asset Values of each Series. These fund charges and other fund expenses are described more fully in the fund prospectuses.

The Accumulation Period
--------------------------------------------------------------------------------

  The accumulation period is that time before annuity payments begin during which your premium payments into the contract remain invested.

Accumulation Units
  An Accumulation Unit is used to calculate the value of a contract. Each investment option has a corresponding accumulation unit value. The number of Accumulation Units of an investment option purchased with a specific premium payment will be determined by dividing the premium payment by the value of an Accumulation Unit in that investment option next determined after receipt of the premium payment. The value of the Accumulation Units of an investment option will vary depending upon the investment performance of the applicable Series of the funds, the expenses charged against the fund and the charges and deductions made against the investment option.

Accumulation Unit Values
  On any date before the Maturity Date of the contract, the total value of the Accumulation Units in an investment option can be computed by multiplying the number of such units by the value of an Accumulation Unit on that date. The value of an Accumulation Unit on a day other than a Valuation Date is the value of the Accumulation Unit on the next Valuation Date. The number of Accumulation Units credited to you in each investment option and their current value will be reported to you at least annually.

Purchase of Contracts
  Generally, we require minimum initial premium payments of:

..  Nonqualified plans--$25,000

..  Bank draft program--$150

  . You may authorize your bank to draw $150 or more from your personal checking account monthly to purchase units in any available investment option or for deposit in the GIA. The amount you designate will be automatically invested on the date the bank draws on your account.

..  Qualified plans--$3,500

  . The initial payment is due and payable before the contract becomes effective. We require minimum subsequent premium payments of $100.

  The minimum age of the proposed owner to purchase a Contract is the age of majority in the state where the Contract is being purchased, or a guardian must act on your behalf. Generally, a contract may not be purchased for a proposed owner who is 86 years of age or older. Total premium payments in excess of $1,000,000 cannot be made without our permission. While the owner is living and the contract is in force, premium payments may be made anytime before the Maturity Date of a contract.

  Your initial payments will be applied within two days of our receipt if the application for a contract is complete. If an incomplete application is completed within five business days of receipt by our Annuity Operations Division, your payment will be applied within two days of the completion of the application. If our Annuity Operations Division does not accept the application within five business days or if an order form is not completed within five business days of receipt by our Annuity Operations Division, then your payment will be immediately returned. You may request us to hold your premium payment after the five day period while the application is completed and within two days after completion we will apply your premium payment. Please note that prior to the completion of your application or order form, we will hold the premium in a suspense account, which is a noninterest bearing account. Additional payments allocated to the GIA are deposited on the date of receipt of payment at our Annuity Operations Division. Additional payments allocated to investment options are used to purchase accumulation units of the investment option(s), at the value of such Units next determined after the receipt of the payment at our Annuity Operations Division.

  Premium payments received under the contract will be allocated in any combination to any investment option or GIA in the proportion you elect or as otherwise changed by you from time to time; or in an approved asset allocation or strategic program, as described below.

  For certain eligible groups, we may reduce the minimum initial or subsequent premium payment amount we accept for a contract. Factors in determining qualifications for any such reduction include:

(1)the make-up and size of the prospective group;

(2)the method and frequency of premium payments; and

(3)the amount of compensation to be paid to registered representatives on each premium payment.

  Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium payment is received. We reserve the right to change these rules from time to time.

  Payments to the GIA are subject to the Maximum GIA Percentage. If you elect an optional living benefit rider, you may not allocate premiums or transfer values to the GIA.

Premium Enhancement

Summary
  Subject to state availability, this contract offers a Premium Enhancement feature. You can elect the Premium Enhancement feature for your contract only at the time you apply for your contract and the election is irrevocable.

  If you purchase this feature, a Premium Enhancement will be credited to your contract value at the time the initial premium payment and each subsequent premium payment is applied to the contract. For information on how a Premium Enhancement affects you if you exercise your "Free Look" privilege, please refer to the sections entitled "Free Look

Period" under Miscellaneous Provisions and "Free Look Period" under the Contract Summary.

  The Company expects to profit from the higher fees imposed for electing the Premium Enhancement feature, Under certain circumstances, the contract owner may be worse off for having received a Premium Enhancement. The circumstances where the contract owner may be worse off for selecting the Premium Enhancement are situations where, over time, Premium Enhancement fees exceed Premium Enhancements credited to the contract. Also, in cases where there are market losses, a Premium Enhancement will magnify the impact of those losses. Additionally, if a contract is held for a longer period of time, the Premium Enhancement fees paid will exceed the amount of Premium Enhancement credited to the contract.

  The Premium Enhancement amount is payable from the Company's General Account. The Premium Enhancement amount will be applied to the Contract Value on the valuation date we apply the premium to the contract. We will allocate each Premium Enhancement amount to the investment options the same way as your premium payments are allocated at the time we credit the Premium Enhancement. Since the Premium Enhancement becomes part of the Contract Value, any charge which is calculated based on Contract Value will be impacted by the application of a Premium Enhancement. Additionally, the Premium Enhancements which are applied to your Contract Value will experience investment gains or losses associated with the investment option to which you have allocated your premium.

  Any Premium Enhancement credited to the Contract Value is not considered a premium payment and will be considered as "earnings." The Enhancement is treated as "earnings" and included in Contract Value for purposes of computing Optional Living Benefits such as the GMAB, New York GMWB 5/New York GMWB 7, GMWB (Phoenix Flexible Withdrawal Protector) or combination GMAB/GMWB (Phoenix Retirement Protector). See the section of the prospectus that discusses Optional Living Benefit riders. The Enhancement is treated as "earnings" and included in Contract Value for purposes of determining the guaranteed benefit under any death benefit option. The Enhancement is also treated as "earnings" and included in Contract Value for purposes of withdrawals, free withdrawals, and tax purposes.

  Your contractual right to any Premium Enhancement credited to your contract does not fully vest until the surrender charge period tied to the premium payment that the Premium Enhancement was credited to expires. As stated earlier, in general, if you surrender or withdraw premium from your contract within the surrender charge period, we will deduct a surrender charge from those amounts at the time of withdrawal.

  However, other restrictions apply to Premium Enhancements. Subject to SEC approval, as discussed above, we will deduct any Premium Enhancement credited to the Contract Value if the Premium Enhancement was credited:

  . 12 months prior to exercising the Nursing Home Waiver or Terminal Illness Waiver;

  .  24 months prior to annuitization;

  .  During the free look period, if the contract was returned; or

  . 12 months prior to the death date of a contract owner, unless a spousal continuation is in effect.

  We have applied to the Securities and Exchange Commission (SEC) for permission to deduct the Premium Enhancement under the circumstances described in the Premium Enhancement Restrictions section of this prospectus. We will not deduct Premium Enhancements on your contract unless, and if applicable, until the SEC grants us permission. The application for exemptive relief
(File No. 812-13568) was filed with the SEC on August 22, 2008.

  Please review the remainder of this section for more complete details concerning these restrictions.

  Premium Enhancements are only credited prior to the contract anniversary immediately following the contract owner's 80/th/ birthday (the age of the oldest owner will apply if there are multiple owner's and the annuitant's age will apply if the contract owner is not a natural person). Additionally, no Premium Enhancements are credited during periods in which surrender charges are being waived under the Nursing Home Waiver or Terminal Illness Waiver.

  In the event that we are required to issue two new contracts to replace your existing contract as the result of a court order, such as a divorce decree, we will not apply any Premium Enhancement to existing Contract Value that is simply being transferred from the original contract to the newly issued contract.

Premium Enhancement Calculation
  The amount of the Premium Enhancement is calculated as the product of the premium payment and Premium Enhancement Percentage as described in the table below. We only credit Premium Enhancements for premium payments received prior to the contract anniversary immediately following the oldest Owner's 80/th/ birthday.

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        Age of Oldest Owner on                   Premium Enhancement
             Contract Date                           Percentage
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             Less than 81                                7%
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                  81+                          Not currently available
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  Additionally, no Premium Enhancements are credited during periods in which surrender charges are being waived under the Nursing Home Waiver or Terminal Illness Waiver.

Premium Enhancement Restrictions
  We have the right to deduct Premium Enhancements from the amount of certain payments or refunds made to you under several circumstances as described below. Following a transaction for which we deduct the Premium Enhancements, your Contract Value will retain the investment experience associated with the Premium Enhancements even after the Premium Enhancements are removed from your contract.

  We will deduct the full amount of all Premium Enhancements in the event that the Contract Owner exercises the right to cancel the contract. In addition, if we return the Contract Value upon the owner's exercise of the right to cancel, the amount of the refund will include any positive or negative performance associated with the Premium Enhancement. As a result, in a down market if you have allocated Contract Value to the investment options, you may receive a smaller refund amount if you chose the Premium Enhancement Feature than if you had not elected that feature for your contract. Unless the contract has been continued under the spousal continuation provision, we will deduct the full amount of all Premium Enhancements (that have not been previously deducted) applied to the contract within the twelve month period prior to the death date of a contract owner. Regardless of the death benefit option elected, the deduction will not cause the death benefit amount to be less than all premiums paid to the contract less Adjusted Withdrawals.

  We will deduct the full amount of any Premium Enhancement credited to the Contract Value during the 24 months preceding your election to annuitize the contract so long as those amounts have not been previously deducted.

  We will deduct the full amounts of Premium Enhancements (that have not been previously deducted) credited to the Contract Value during the 12 months preceding the date we waive a surrender charge on a withdrawal from the contract under the surrender charge waivers provided by the contract for Nursing Home Confinement or Terminal Illness.

  We have applied to the Securities and Exchange Commission (SEC) for permission to deduct the Premium Enhancement from payments made to you under the circumstances described above. We will not deduct Premium Enhancements on your contract unless, and if applicable, until the SEC grants us permission. The application for exemptive relief (File No.812-13568) was filed with the SEC on August 22, 2008.

  There may be circumstances where you may be worse off for having purchased a contract with the Premium Enhancement as opposed to a contract without the Premium Enhancement. We issue a variety of contracts designed to meet different retirement planning goals and other contracts have no Premium Enhancement feature. These contracts with no Premium Enhancement feature do not have a Premium Enhancement Fee. Depending on the length of time you own your contract, and the market performance during that time, the higher expenses associated with this contract may or may not be offset by the Premium Enhancement. You and your financial advisor should decide if you may be better off not electing the Premium Enhancement feature or with one of our other contracts. You and your financial advisor should consider the following:

..  The length of time you plan to own the contract;

..  The frequency, amount, and timing of any withdrawals; and

..  The amount of any payments.

Additional Programs
  If you have any Optional Living Benefit attached to your contract, we require you to elect and continue to participate in a single approved asset allocation program or the Optional Living Benefit will terminate. All initial and subsequent premium payments and Contract Value must be allocated to your chosen program beginning on the date your chosen rider is effective, which currently must be the contract date. There is no charge to participate in any approved program; however, the fee for the Optional Living Benefit may vary depending on the program you choose and the fee may increase under certain circumstances. See the table of "Optional Benefit Fees" and "Deductions and Charges."

  Provided that you do not have any Optional living benefit riders attached to your contract, you may elect any of the additional programs described below at any time and at no charge.

  We may discontinue, modify or amend these programs as well as offer new programs or change the programs that are approved for use with the Optional Living Benefits in the future.

Asset Allocation and Strategic Programs
  Asset allocation and strategic programs are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The asset allocation and strategic programs reflect the philosophy that diversification among asset classes may help reduce volatility and boost returns over the long term. An asset class is a category of investments that have similar characteristics, such as stocks or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer (government, corporate, municipal). We currently offer several asset allocation programs many of which are approved for use with the Optional Living Benefits. Information about the programs we currently offer and whether each is approved for use with an Optional Living Benefit is provided below.

  For ease of reference throughout this section, we refer to the asset allocation and strategic programs described, simply as "programs", and we refer to the asset allocation options available within the programs, as "options". Some of these programs are funds offered under the contract. We do not charge for participating in the programs or their options. You may participate in only one asset allocation program at a time and your ability to use an asset allocation program with Asset Rebalancing and Dollar Cost Averaging or Enhanced Dollar Cost Averaging is limited as described in "Use of Dollar Cost Averaging with Asset Rebalancing and Allocation Programs." Subject to regulatory requirements and approvals, in the future we may modify or eliminate any existing program or option within a program, or may offer other asset allocation services which, at our discretion, may be available to current and/or prospective contract owners. For the most current information on any program or option, please contact your registered representative.

Selecting a Program and Option-Contracts without Optional Living Benefits
  If you have not elected an Optional Living Benefit for your contract, you are not required to elect an asset allocation program but may do so if you wish. If you are interested in electing a program, you should consult with your registered representative to discuss your choices. For certain programs, a questionnaire may be used to help you and your registered representative assess your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change programs or options.

  When you participate in a program, all of your premium payments and Contract Value will be allocated to the investment options in accordance with your selected program and, if applicable, the option within that program. You may, at any time, switch your current program or option, and may elect any modified or new programs or options the Company may make available subject to our rules and rates then in effect. You may cancel your participation in a program at any time, and later re-enroll in a program by contacting our Annuity Operations Division. If a program is eliminated, we will notify you of the elimination and you should consult with your registered representative to choose among the other programs available at that time. To enroll in a program, you must properly complete the election form we require and return it to our Annuity Operations Division at the address shown on the first page of your prospectus.

Selecting a Program and Option-Contracts with Optional Living Benefits
  If you purchase a contract with an Optional Living Benefit, you are required to select one of the approved programs through which to allocate your premium payments and Contract Value. When you participate in one of the approved programs all your premium payments and Contract Value will be allocated to the investment options in accordance with your selected program and, if applicable, the option within that program. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs or options. You may, at any time, switch your current program or option to another approved program and may elect any modified or new programs or options the Company may make available subject to our rules and rates then in effect. Changing programs or options may change the fee for the Optional Living Benefit on your contract. See the table of "Optional Benefit Fees" for more information.

  Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling the program will cause your Optional Living Benefit to terminate without value. You may later re-enroll in a program but re-enrollment will not reinstate an Optional Living Benefit. If a program is eliminated, we will notify you of the elimination and you should consult with your registered representative to choose among the other programs available at that time. To enroll in a program, you must properly complete the election form we require and return it to our Annuity Operations Division at the address shown on the first page of your prospectus.

  We currently offer the programs listed below.

..  AllianceBernstein VPS Wealth Appreciation Strategy Portfolio

..  AllianceBernstein VPS Balanced Wealth Strategy Portfolio

..  Franklin Templeton Founding Investment Strategy

..  Franklin Templeton Perspectives Asset Allocation Model

..  Phoenix-Ibbotson Strategic Asset Allocation, and

..  Phoenix Dynamic Asset Allocation Series.

  If the GMAB or Phoenix Retirement Protector is part of your contract you may only participate in the following programs:

..  Phoenix-Ibbotson Strategic Asset Allocation--Conservative Portfolio

..  Phoenix-Ibbotson Strategic Asset Allocation--Moderately Conservative
   Portfolio

..  Phoenix Dynamic Asset Allocation Series: Moderate

  If Phoenix Flexible Withdrawal Protector is part of your contract you may participate in any of the programs described within this section except:

..  Phoenix-Ibbotson Strategic Asset Allocation--Aggressive Portfolio

..  Phoenix Dynamic Asset Allocation Series: Growth Portfolio

..  AllianceBernstein VPS Wealth Appreciation Strategy Portfolio

..  Phoenix Dynamic Asset Allocation Series: Aggressive Growth

  A brief description of each program follows.

..  AllianceBernstein VPS Wealth Appreciation Strategy Portfolio
  The AllianceBernstein VPS Wealth Appreciation Strategy portfolio invests in an equity portfolio that is designed as a solution for investors who seek equity returns but also want broad diversification of the related risks across styles, capitalization ranges and geographic regions. In managing the portfolio, the adviser efficiently diversifies between growth and value equity investment styles, and between U.S. and non-U.S. markets. Normally, the adviser's targeted blend for the equity portion of the portfolio is an equal weighting of growth and value stocks (50% each). The portfolio may also invest in real estate investment trusts, or REITs. This asset allocation option is rebalanced as necessary in response to markets.

..  AllianceBernstein VPS Balanced Wealth Strategy
  The AllianceBernstein VPS Balanced Wealth Strategy portfolio targets a weighting of 60% equity securities and 40% debt securities with a goal of providing moderate upside potential without excessive volatility. Investments in real estate investment trusts, or REITs, are deemed to be 50% equity and 50% fixed-income for purposes of the overall target blend of the portfolio. The targeted blend for the non-REIT portion of the equity component is an equal weighting of growth and value stocks. This asset allocation option is rebalanced as necessary in response to markets.

..  Franklin Templeton Founding Investment Strategy
  Through the Franklin Templeton Founding Investment Strategy, premium payments and Contract Value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the Contract Value allocated to the three investment options back to the original allocation percentages in each investment option.

  .  Franklin Income Securities Fund--34%

  .  Mutual Shares Securities Fund--33%

  .  Templeton Growth Securities Fund--33%

..  Franklin Templeton Perspectives Allocation Model
  Through the Franklin Templeton Perspectives Allocation Model, premium payments and Contract Value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the Contract Value allocated to the three investment options back to the original allocation percentages in each investment option.

  .  Franklin Flex Cap Growth Securities Fund--34%

  .  Mutual Shares Securities Fund--33%

  .  Templeton Growth Securities Fund--33%

..  Phoenix-Ibbotson Strategic Asset Allocation
  PHL Variable and Ibbotson Associates have developed five asset allocation options, each comprised of selected combinations of investment options. Except as noted above, the options approved for use are:

  . Conservative Portfolio which seeks conservation of capital and has a portfolio allocation more heavily weighted in fixed income investments than in equities.

  . Moderately Conservative Portfolio which primarily seeks current income, with capital growth as a secondary objective, and has a portfolio allocation of approximately equal weightings in equities and fixed income investments.

  . Moderate Portfolio which seeks long-term capital growth and current income with emphasis on current growth, and has a portfolio allocation more heavily weighted in equities than in fixed income investments.

  . Moderately Aggressive Portfolio which seeks long-term capital growth with current income as a secondary objective, and has more than three quarters of the portfolio in equities and less than one quarter in fixed income investments.

  . Aggressive Portfolio which seeks long-term capital growth and is invested primarily in equities.

  On a periodic basis (typically annually), Ibbotson evaluates the options and updates them to respond to market conditions and to ensure style consistency. If you select one of the Phoenix-Ibbotson options, your premium payments (Contract Value for in force policies), however, will not be allocated in accordance with the updated options unless you specifically request we do so. If you elect to participate in this program, we will reallocate the Contract Value allocated to the investment options included in the program so that, following this reallocation, the percentage in each investment option equals the percentage originally used for the program. We will make this reallocation effective on the valuation date immediately preceding each anniversary of your contract date for as long as the asset allocation program is in effect for your contract. You should consult with your registered representative for the most current information on this program and the options within the program.

..  Phoenix Dynamic Asset Allocation Series
  The Phoenix Dynamic Asset Allocation Series are "funds of funds" that invest in other mutual funds based on certain target percentages. The series were designed on established principles of asset allocation and are intended to provide various levels of potential total return at various levels of risk. Asset allocations are updated quarterly, or more often, depending on changes in the economy or markets. Each option is rebalanced regularly to maintain adherence to predetermined asset classifications based on the risk profile for the series. Except as noted above, the options approved for use are:

  .  Phoenix Dynamic Asset Allocation Series: Moderate

  .  Phoenix Dynamic Asset Allocation Series: Moderate Growth

  .  Phoenix Dynamic Asset Allocation Series: Growth

  .  Phoenix Dynamic Asset Allocation Series: Aggressive Growth

  If you should elect any of the programs listed below, transfers made under these programs will not reduce the 12 transfers per year limit under this contract.

Asset Rebalancing Program
  The Asset Rebalancing Program allows you to specify the percentage levels you would like to maintain among the investment options. Asset Rebalancing does not permit transfers to or from the GIA. We will automatically rebalance contract values among the investment options to maintain your selected allocation percentages. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. You may start or discontinue this program at any time by submitting a written request or calling our Annuity Operations Division. The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. Except as described below, the Asset Rebalancing Program is not available while the Dollar Cost Averaging Program is in effect.

Dollar Cost Averaging Program
(Reminder that Premium Enhancements are included in the DCA calculations.)

  The Dollar Cost Averaging Program allows you to systematically transfer a set amount to the investment options or GIA on a monthly, quarterly, semiannual or annual basis. Generally, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. Also, premium payments of $1,000,000 or more require our approval before we will accept them for processing. You must have an initial value of $2,000 in the GIA or in the investment option from which funds will be transferred (sending investment option), and if the value in that investment option or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and no more systematic transfers will be processed. Values may be transferred from only one sending investment option or from the GIA but may be allocated to multiple receiving investment options. Under the Dollar Cost Averaging Program, you may transfer approximately equal amounts from the GIA over a period of 6 months or more. Transfers under the Dollar Cost Averaging Program are not subject to the general restrictions on transfers from the GIA. There is no charge for participating in this program.

  Upon completion of the Dollar Cost Averaging Program, you must notify us at 800/541-0171 or in writing to our Annuity Operations Division to start another Dollar Cost Averaging Program.

  All transfers under the Dollar Cost Averaging Program will be executed on the basis of values as of the first of the month rather than on the basis of values next determined after receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding Valuation Date.

  Except as described below, the Dollar Cost Averaging Program is not available to individuals who invest via a bank draft program or while the Asset Rebalancing Program is in effect.

  The Dollar Cost Averaging Program does not ensure a profit nor guarantee against a loss in a declining market.

  Transfers to the GIA under the Dollar Cost Averaging Program are subject to the Maximum GIA Percentage.

  We may at different times offer additional or multiple Dollar Cost Averaging Programs, such as an Enhanced Dollar Cost Averaging Program. If elected, an Enhanced Dollar Cost Averaging Program would entitle you to an enhanced GIA interest rate for value, less applicable contract charges, allocated to the GIA (Net Value) for a specified period of time.

  You may cancel an Enhanced Dollar Cost Averaging Program at any time. Choosing to cancel an Enhanced Dollar Cost Averaging Program prior to the end of your chosen program period will not change the enhanced GIA interest rate you are being credited.

  In the event of an early cancellation the enhanced GIA rate will only be applied to the Net Value allocated to your program from the start date of your program to your cancellation date. The cancellation date is the valuation date we receive your cancellation request in good order at our Annuity Operations Division.

  After the cancellation date, you may transfer the Net Value that was invested in the Enhanced Dollar Cost Averaging Program from the GIA to the investment options without being subject to the Maximum GIA Percentage.

  We reserve the right to modify, suspend, or terminate any Dollar Cost Averaging Program we offer.

Use of Dollar Cost Averaging with Asset Rebalancing and Allocation Programs
  If you elect to participate in the Franklin Templeton Perspectives Allocation Model, Franklin Templeton Founding Investment Strategy, or the Phoenix-Ibbotson Strategic Asset Allocation Program then you may also elect to participate in the following programs:

1.Dollar Cost Averaging or Enhanced Dollar Cost Averaging; and

2.Asset Rebalancing with monthly rebalancing in the Franklin Templeton
  Perspectives Allocation Model or the Franklin Templeton Founding Investment Strategy, or Asset Rebalancing with annual rebalancing in the Phoenix-Ibbotson Strategic Asset Allocation Program.


  If you elect both the Enhanced Dollar Cost Averaging and the Asset Rebalancing Program, your entire dollar cost averaging transfer amount must be allocated to the Allocation Program in effect for your contract.


Interest Investment Program
  We may at different times offer an Interest Investment program. Under this program, interest earned on premium allocated to the GIA will automatically be transferred out to any of the investment options under the separate account.

  You may elect to transfer interest earned on premium allocated to the GIA on a monthly, quarterly, semiannual or annual basis. The amount that we transfer under the program will be based on the interest earned for the period you elect. We will process the automatic transfers on the first day of the month for the period that applies following our receipt of your transfer request. Should the first day of the applicable month fall on a holiday or weekend, we will process the transfer on the next business day.

  You must have a value of $10,000 in the GIA at all times to keep this program in effect. If the value in the GIA drops below $10,000 for any reason, then no more automatic transfers will be processed under the program. To start or stop the Interest Investment Program, you must notify us at 800/541-0171 or send a written request to our Annuity Operations Division.

  Transfers under the Interest Investment Program are not subject to the general restrictions on transfers from the GIA.

  The Interest Investment Program is not available to individuals who invest via a bank draft program or while the Dollar Cost Averaging Program or Asset Rebalancing Program is in effect.

  The Interest Investment Program does not ensure a profit nor guarantee against a loss in a declining market. There is no charge associated with participating in this program.

Systematic Withdrawal Program
  Prior to the Maturity Date, you may partially withdraw amounts automatically on a monthly, quarterly, semiannual or annual basis under the Systematic Withdrawal Program. You may withdraw a specified dollar amount or a specified percentage. The withdrawals are taken from the Contract Value with each investment option and GIA bearing a pro rata share.

  The minimum withdrawal amount is $100. Withdrawals will be processed on each monthly contract anniversary and any applicable surrender charges, and taxes will be applied.

  You may start or terminate this program by sending written instructions to our Annuity Operations Division. This program is not available on or after the Maturity Date. There is no charge for participating in this program.

Optional Benefits
  For an additional charge, you may elect one of the optional living benefits described below. Generally you must elect a benefit on the Contract Date unless otherwise stated. If we allow you to elect a benefit after the Contract Date, the effective date of the benefit will be the next contract anniversary immediately following your election. Some benefit elections are irrevocable; others can be cancelled at any time after the Contract Date.

  Your ability to elect one of the optional living benefits may be restricted by minimum and maximum issue age requirements, ownership and beneficiary limitations, and is subject to state availability and regulation. More details are included in the form of a rider to your Contract if any of these benefits are chosen.

  If you decide to elect any of the optional living benefits you should carefully review their provisions to be sure the benefit is something that you want. You may wish to review these with your financial advisor.

Guaranteed Minimum Accumulation Benefit (GMAB)
  The GMAB provides a guaranteed minimum return if funds remain invested according to a designated asset allocation model for a ten-year term. Currently, we only allow you to elect this rider on the Contract Date. This rider may be terminated at any time by request.

  A fee for this benefit is deducted on each contract anniversary during the term of the benefit. See "Deductions and Charges" above.

  The benefit is available if each owner and Annuitant are less than 81 years old on the date that this rider is added to the Contract (the "rider date").

  The GMAB is available only if you allocate your premiums to an approved asset allocation or strategic program, and if you remain fully invested in the program for the term of the benefit. See "Asset Allocation and Strategic Programs" above.


  The GMAB is also available to you if you have purchased this contract in order to receive your mandatory after-death distributions using an Inherited/Stretch Annuity. An Inherited/Stretch Annuity is available to an individual or trust beneficiary of an Individual Retirement Account (IRA), (including a Roth IRA), or Qualified Plan or to an individual beneficiary of a Non-Qualified contract issued by Phoenix or its affiliates or issued by a company unaffiliated with Phoenix. If the beneficiary of a contract issued by a company unaffiliated with Phoenix purchases this Phoenix Flexible Retirement Choice/sm/ Contract, then the GMAB will be available to the beneficiary. However, the beneficiary of this Phoenix Flexible Retirement Choice/sm/ Contract cannot elect the GMAB because a beneficiary does not retain the same rights under this Contract as the deceased owner. Certain limitations, considerations and tax implications apply to this Feature and may differ depending upon whether you have a IRA/Qualified or Non-Qualified Plan and whether the beneficiary is an individual or a trust.


  If you have purchased this contract in order to receive your mandatory after-death distributions using an Inherited/Stretch Annuity, election of the GMAB may not be in your best interest. Once inherited proceeds are in an Inherited/Stretch Annuity, mandatory annual distributions must be made based on the life expectancy of the original beneficiary of the proceeds. Mandatory annual distributions may diminish the attractiveness of electing the GMAB because withdrawals made during the ten-year term of the rider decrease the amount of the benefit available. Consult your financial professional and tax adviser to determine whether this feature is right for you. See the section of this prospectus entitled "Inherited/Stretch Annuity Feature" for more details.

Guaranteed Amount
  The guaranteed amount is equal to the guaranteed amount base multiplied by Guaranteed Amount Factor 1. The guaranteed amount base is equal to (A) plus
(B) minus (C), where:

   A =the Contract Value on the rider date.

   B =100% of each subsequent premium payment paid to the contract during the first year of the 10-year period beginning on the rider date (the "term").

   C =pro rata adjustment for withdrawals from the contract during the term.
      The adjustment for each withdrawal is calculated by multiplying the guaranteed amount base prior to the withdrawal by the ratio of the amount withdrawn (including any applicable withdrawal fees) to the Contract Value immediately prior to the withdrawal.

  Currently, Guaranteed Amount Factors 1 and 2 are equal to 1.00.

Additional Amount
  If on the last day of the term:

.. the Contract Value is less than the guaranteed amount base, we will add an additional amount to the Contract

 Value equal to the difference between the Contract Value and the guaranteed amount.

.. the Contract Value is greater than or equal to the guaranteed amount base, we will add an additional amount to the Contract Value equal to the guaranteed amount base multiplied by the difference between the Guaranteed Amount Factor 2 and 1.00.

.. the contract annuitizes, the death of an owner or Annuitant occurs or a full surrender is made, the Contract Value will reflect any additional amount prior to the payment of any annuity, death or full surrender benefits. Note: no additional amount will be paid if any of the above occurs prior to the end of the term.

  If on any day following the rider date, any portion of the Contract Value is no longer invested according to an asset allocation or strategic program established and maintained by us for this benefit, the benefit will terminate and no additional amount will be added to the Contract Value.

Benefit Termination
  This benefit will terminate at the end of the term or upon the occurrence of any of the following:

.. the date that any portion of the Contract Value is not invested according to an asset allocation or strategic program established and maintained by us for the benefit;

..  the date that a full surrender is made;

.. the date of the first death of an owner unless the surviving spouse elects spousal continuation of the contract and benefit;

..  the date that annuity payments commence; or

..  the date that the contract terminates.

  If the benefit terminates for any of the above reasons prior to the end of the term, an additional amount will not be paid.

New York GMWB 5/New York GMWB 7 (available for New York contracts where the owner is age 49 or younger if the single life option is elected or 54 or younger if the spousal life option is elected)
  New York GMWB 5/New York GMWB 7 provides a Guaranteed Minimum Withdrawal Benefit that guarantees amounts payable to you if you meet the conditions of the rider. When you apply for the rider you elect a Withdrawal Limit Percentage, either 5% or 7%, which affects the amount available as payments under the rider. The election of this percentage cannot be changed after we issue the rider unless you elect an Optional Reset, as described below. Currently, we allow election of the rider only at contract issue. You should know that, if the Contract Value goes to zero while this rider is in effect for your contract and the rider Benefit Amount is then greater than zero, we will make monthly payments to you until we have paid you that Benefit Amount.

  As a result, this rider does not provide a "lifetime" guaranteed minimum withdrawal benefit.

  Please see Appendix C for numerical examples of how the benefit works.

Important Terms and Conditions regarding New York GMWB 5 and New York GMWB 7

..  Benefit Amount
  The Benefit Amount is used in determining the Withdrawal Limit, Benefit Payment and Benefit Payment Duration. It is not used in calculating the surrender value or other values or benefits under the Contract.

  We calculate the Benefit Amount on the rider date. Unless the rider is issued as a result of an Optional Reset, the Benefit Amount is equal to the Contract Value on the rider date multiplied by the Benefit Amount Percentage. Currently, the Benefit Amount Percentage is 105% for newly issued riders and 100% for riders issued as a result of an Optional Reset. The Benefit Amount will change as a result of subsequent premium payments, withdrawals, or an Optional Reset as described below.

  The New York GMWB 5/New York GMWB 7 is available only if you allocate your premiums to an approved asset allocation or strategic program, and if you remain fully invested in the program for the term of the benefit. See "Asset Allocation and Strategic Programs" above.

Effect of Subsequent Premium Payments on Benefit Amount
  We recalculate the Benefit Amount after each subsequent premium payment. The new Benefit Amount is equal to the current Benefit Amount plus the Benefit Amount Percentage multiplied by the subsequent premium payment. The new Benefit Amount (calculated as a result of a subsequent premium payment) will never exceed the Contract Value on the rider date plus all subsequent premium payments less all withdrawals made after the rider date, multiplied by the Benefit Amount Percentage.

Effect of Withdrawals on Benefit Amount
  We recalculate the Benefit Amount as a result of each withdrawal. The effect of a withdrawal on the Benefit Amount depends on whether the total withdrawals in a rider year are less than or equal to the Withdrawal Limit, or are greater than the Withdrawal Limit.

  If total withdrawals in a rider year are less than or equal to the Withdrawal Limit, the Benefit Amount will be reduced by the amount of the withdrawal and the result is the new Benefit Amount.

  If total withdrawals in a rider year are greater than the Withdrawal Limit, the effect of a withdrawal on the Benefit Amount then depends on the level of Contract Value in relation to the Benefit Amount. If, before the withdrawal, the Contract Value is less than the Benefit Amount, the new Benefit Amount is the Contract Value reduced by the amount of the withdrawal. In this case, the resulting Benefit Amount is reduced by more than the amount of the withdrawal. This reduction in the Benefit Amount reduces the amount of future permitted withdrawals and may also reduce any amount available for guaranteed payments if Contract Value goes to zero. If, before the withdrawal, the Contract Value is greater than or equal to the Benefit Amount, that Benefit Amount is reduced by the amount of the withdrawal to become the new

Benefit Amount. Please see Appendix C - Example 5 for a numerical example of how the benefit works.

  Withdrawals taken to meet Required Minimum Distribution requirements with respect to this contract will be deemed to be within the Withdrawal Limit for purposes of the GMWB benefit.

..  Withdrawal Limit
  You elect either the 5% Withdrawal Limit Percentage (New York GMWB 5) or the 7% Withdrawal Limit Percentage (New York GMWB 7) on the rider date and cannot change this election except as a result of an Optional Reset as described below. The Withdrawal Limit is calculated on the rider date and is equal to the initial Benefit Amount multiplied by the Withdrawal Limit Percentage you elected. The Withdrawal Limit will change as a result of subsequent premium payments, withdrawals, or an Optional Reset as described below. Additionally, as described below, the Withdrawal Limit affects whether a surrender charge applies to withdrawals from the Contract in excess of the free withdrawal amount.

  Withdrawals taken to meet Required Minimum Distribution requirements with respect to this contract will be deemed to be within the Withdrawal Limit for purposes of the GMWB benefit.

Effect of Subsequent Premium Payments on Withdrawal Limit
  We reset the Withdrawal Limit after each subsequent premium payment. The new Withdrawal Limit is equal to the greater of the current Withdrawal Limit and the Withdrawal Limit Percentage multiplied by the Benefit Amount after the subsequent premium payment.

Effect of Withdrawals on Withdrawal Limit
  We reset the Withdrawal Limit after each withdrawal if the sum of all withdrawals in any given rider year exceeds the Withdrawal Limit. The new Withdrawal Limit will be equal to the Withdrawal Limit Percentage multiplied by the new Benefit Amount. The Withdrawal Limit may never be less than zero.

Effect of Withdrawal Limit on Surrender Charges
  If the sum of all withdrawals in any given rider year does not exceed the Withdrawal Limit, no surrender charge will be deducted, even if these withdrawals exceed the free withdrawal amount. If the free withdrawal amount is less than the Withdrawal Limit, withdrawals in excess of the Withdrawal Limit will be subject to a surrender charge.

Optional Reset
  The purpose of an Optional Reset is to lock in a higher Benefit Amount, which may increase the Withdrawal Limit and lengthen the period of time over which withdrawals and payments can be taken. Locking in a higher Benefit Amount increases your total future guaranteed withdrawals or payments. You may elect an Optional Reset on the fifth rider anniversary or any rider anniversary thereafter where the Contract Value is greater than the Benefit Amount so long as we are then offering this GMWB on new issues of the contract. You must notify us within 30 days after the rider anniversary that you wish to elect the Optional Reset. You should note that, if different GMWB riders are available, they may have different charges and benefits.

  The fee charged at the time you elect the Optional Reset may be higher or lower than when you first elected New York GMWB 5/New York GMWB 7. The fee, however, will not exceed the maximum charge of 1.00%.

  If you elect the Optional Reset, we will terminate the existing rider and issue a new rider. However, your underlying contract will remain in force at all times. The newly issued rider will be in effect at the time of the Optional Reset and will have a Benefit Amount equal to the current Contract Value. At that time, you may elect a different version of the GMWB as long as it is being offered for new business and you meet all of the issue age, ownership and beneficiary requirements.

Contract Value Reduced to Zero
  If the Contract Value is reduced to zero, we will set the contract's maturity date to that date, the contract terminates and all rights under the contract and the rider terminate other than as described below. If the Benefit Amount is greater than zero on the date the Contract Value reaches zero, the rider provides a monthly Benefit Payment under the GMWB Specified Period Certain Payment Option. Under this option, we will pay you monthly fixed annuity payments for the number of months it will take us to return the Benefit Amount in effect on the date the Contract Value reaches zero. The amount of the Benefit Payment is one twelfth of the Withdrawal Limit on the date the Contract Value is reduced to zero.

  The Benefit Payments will begin one month following the date the Contract Value is reduced to zero. Subsequent payments will be made on the same date each month. Payments may not be commuted or accelerated.

  The length of time over which we will make Benefit Payments is called the Benefit Payment Duration. The Benefit Payment Duration is equal to (A) divided by (B), rounded to the next highest whole number, where:

   A =the Benefit Amount on the date the Contract Value is reduced to zero; and

   B =the amount of the Benefit Payment.

  You should know that if the Benefit Amount is zero on the day the Contract Value is reduced to zero, no Benefit Payments will be made.

  Upon the death of the last surviving owner (or Annuitant, if the owner is a non-natural person), we will pay any remaining Benefit Payments to the beneficiary. We reserve the right to make a lump sum payment equal to the Benefit Amount in lieu of Benefit Payments.

Benefit Termination
  You may not terminate this rider by request. However, this benefit will terminate without value when any of the following events occurs:

..  the ownership of the contract changes for any reason; or

.. annuity payments under an Annuity Option provided by the Contract are commenced; or

..  the contract terminates; or

..  you elect the Optional Reset, if available; or

..  you surrender the contract; or

.. the owner (or Annuitant, if the owner is a non-natural person) dies unless the contract is continued by a surviving spouse; or

.. you transfer any portion of the Contract Value outside an asset allocation program required for use with the rider; or

..  the Contract Value and Benefit Amount have been reduced to zero.

Phoenix Flexible Withdrawal Protector/SM/: A Guaranteed Minimum Withdrawal
Benefit
--------------------------------------------------------------------------------

Summary of Benefit
  You may purchase the Phoenix Flexible Withdrawal Protector, which subject to the rider's terms guarantees a minimum amount in payments or withdrawals from the contract, and may also select the optional Extended Care Enhancement with the rider for an additional charge (Extended Care Enhancement is not available with New York contracts). When you elect the Phoenix Flexible Withdrawal Protector, the GMWB component is automatically included. You must elect the Extended Care Enhancement to be included as part of the rider at the time you purchase the contract. Currently, these benefits are only available for purchase at the time you buy the contract and you may only purchase one Optional Living Benefit with the contract. For New York contracts, the Phoenix Flexible Withdrawal Protector rider is only available if the youngest Covered Person has attained age 50 for the single life option and age 55 for the spousal life option. As with the other guaranteed minimum withdrawal benefits (GMWBs) that have been offered with this contract, once you reach the date on which you can access the benefit according to the rider's terms, Phoenix Flexible Withdrawal Protector guarantees a minimum amount in payments or withdrawals from the contract provided you remain within certain restrictions and limitations which are described below. Phoenix Flexible Withdrawal Protector provides a lifetime benefit for the lifetime of one person if the single life option is elected, or for the lifetime of two spouses if the spousal life option is elected. The rider does not provide access to the benefit prior to the date the youngest Covered Person reaches a particular age, which is currently age 60 for the single life option and the younger spouse's age 65 for the spousal life option. We call the date on which this occurs the Benefit Eligibility Date. See "Important Terms and Conditions Related to Phoenix Flexible Withdrawal Protector" below for the definition of "Covered Person" and other important terms. However, prior to the Benefit Eligibility Date, the value of the benefit can increase as a result of increases to the Benefit Base. See "Events and features causing recalculation of the Benefit Base" below for details. We call the annual amount of the rider's lifetime benefit, the Annual Benefit Amount. As noted below, the Annual Benefit Amount represents two distinct values depending on whether or not your Contract Value is greater than zero. We calculate the Annual Benefit Amount on the later of the date you make the first withdrawal and the Benefit Eligibility Date. On the date it is calculated, the Annual Benefit Amount equals a percentage we call the Annual Benefit Percentage, multiplied by a value we call the Benefit Base. The Annual Benefit Percentage is an amount ranging from 0% -6% based on the attained age of the youngest Covered Person on the date of the first withdrawal from the contract. If you take a withdrawal before the Benefit Eligibility Date, the Annual Benefit Percentage will be zero and then will be permanently set to 4% on the Benefit Eligibility Date. The Benefit Base is a value we calculate as described below for determining the Annual Benefit Amount. Certain transactions and events under the contract can increase or decrease the Benefit Base. In turn, these transactions and events can increase or decrease the Annual Benefit Amount thereby affecting the amount you receive in payments or withdrawals under the benefit. We further define these terms, and describe the calculation of these values, and how various contract transactions and events affect these values below.

Annual Benefit Amount when Contract Value is greater than zero: Guaranteed Withdrawals
  Provided that no withdrawals have been made from the contract prior to the Benefit Eligibility Date (the youngest Covered Person's 60/th/ birthday for the single life option and 65/th/ birthday for the spousal life option), Phoenix Flexible Withdrawal Protector guarantees a minimum amount of withdrawals you can take from the contract each year after the Benefit Eligibility Date. This amount is the Annual Benefit Amount. The Annual Benefit Amount is not available for guaranteed withdrawals prior to the Benefit Eligibility Date. The rider does not prevent you from taking withdrawals from the contract at any time; however, taking withdrawals prior to the Benefit Eligibility Date may significantly reduce or eliminate the value of the rider benefit. Please see the chart of "Special Risks Associated with Withdrawals" at the end of this section for details.

  If you take withdrawals from the contract prior to the Benefit Eligibility Date, the Benefit Base will be reduced by the withdrawal in the same proportion as the Contract Value is reduced by the withdrawal. See "Taking Withdrawals".

  So long as your remaining Benefit Base is greater than zero when you reach the Benefit Eligibility Date, we will then calculate the Annual Benefit Amount that becomes available to you at that time. The Annual Benefit Amount will be equal to the Annual Benefit Percentage multiplied by the Benefit Base on that date. However, if you take withdrawals before the Benefit Eligibility Date and these withdrawals cause both your Contract Value and Benefit Base to become zero, your rider will terminate without value. Since this is a lifetime benefit, postponing withdrawals too long may limit the value of this rider because your remaining life expectancy shortens as you age. You should carefully consider your plans for taking withdrawals from the contract in considering whether this benefit is appropriate for your goals.

  After the Benefit Eligibility Date, withdrawals reduce the future value of this benefit if they exceed the Annual Benefit Amount. We will reduce the Benefit Base if cumulative withdrawals in a rider year are more than the Annual Benefit Amount. This reduction affects the amount available for future guaranteed withdrawals while the Contract Value is greater than zero and for guaranteed payments when the Contract Value is zero. Please see the chart of "Special Risks Associated with Withdrawals" at the end of this section for details. Additionally, withdrawals that exceed the contract's free withdrawal amount are subject to any surrender charges imposed under the contract.

Annual Benefit Amount when Contract Value is zero: Guaranteed Payments
  If your Contract Value goes to zero on or after the Benefit Eligibility Date (the youngest Covered Person's 60/th/ birthday for the single life option and 65th birthday for the spousal life option), and you have met the conditions of the benefit, the contract and all rights under the contract and rider terminate but we will pay you the Annual Benefit Amount each year until the first death of a Covered Person under the single life option or until the death of the surviving spouse under the spousal life option. The Annual Benefit Amount is not available for guaranteed payments until the Benefit Eligibility Date.

Asset Allocation or Strategic Program Requirement
  If you purchase Phoenix Flexible Withdrawal Protector, you must select one of the approved asset allocation programs when allocating your premium payments and Contract Value. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs. You may, at any time, switch your current program to another approved program the Company may make available; however, the fee for the rider may vary depending on the program or option you choose and the fee may increase under certain circumstances. See the table of "Optional Benefit Fees" and "Deductions and Charges" for details. We reserve the right to restrict availability of investment options and programs.

  Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling out of programs altogether will cause the rider to terminate without value. You may request to later re-enroll in a program however, re-enrollment will not reinstate the rider. If a program is eliminated while the rider is in effect, we will provide you notice and you must choose among the other approved programs available by working with your registered representative to make an appropriate selection and returning the form we require to the Annuity Operations Division. Descriptions of the programs are found in "Asset Allocation and Strategic Programs" above.

Important Terms and Conditions Related to Phoenix Flexible Withdrawal Protector
  Since the rider is purchased with the contract, the rider date is the same as the contract date and rider years are measured the same as contract years.

  "Annual Benefit Percentage" is a percentage we use to determine the Annual Benefit Amount. The percentage varies by age as shown below and is established on the date you make the first withdrawal from the contract. If your first withdrawal is prior to the Benefit Eligibility Date (the youngest Covered Person's 60/th/ birthday for the single life option or 65/th/ birthday for the spousal life option) this percentage is reset to 4% on the Benefit Eligibility Date.

  ---------------------------------------------------------------------------
     Single Life      Annual Benefit      Spousal Life      Annual Benefit
    Attained Age        Percentage        Attained Age        Percentage
  ---------------------------------------------------------------------------
         <60                0%                 <65                0%
  ---------------------------------------------------------------------------
        60-74               4%                65-74               4%
  ---------------------------------------------------------------------------
        75-84               5%                75-84               5%
  ---------------------------------------------------------------------------
         85+                6%                 85+                6%
  ---------------------------------------------------------------------------

  "Benefit Eligibility Date" is the date the benefit provided by the rider is first available to you.

  . For the single life option, the Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person, as defined below, attains age 60.

  . For the spousal life option, the Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person attains age 65. For the spousal life option, if either spouse dies prior to the Benefit.

  . Eligibility Date, we will reset the Benefit Eligibility Date to the later of the date of the first spousal death, and the date the surviving spouse attains age 65.

  "Covered Person(s)" means the person(s) whose life is used to determine the duration of the lifetime Annual Benefit Amount payments. A Covered Person must be a natural person.

  . For the single life option, the Covered Person can be one or more lives. If there is one natural person owner, the owner is the Covered Person. If there are multiple natural person owners, all owners are Covered Persons. If the owner is a non-natural person, all annuitants named in the contract become the Covered Persons.

  . For the spousal life option, Covered Persons must be two legal spouses under federal law. If there is one natural person owner, the owner and the owner's spouse must be the Covered Persons. The spouse must be the sole beneficiary. If there are two spousal owners, the Covered Persons are the spousal owners, and they must both be each other's beneficiary. If there are multiple non-spousal owners, or if the owner is a non-natural person, the spousal life option is not allowed.

Benefit Base
  The Benefit Base is the amount established for the sole purpose of determining the Annual Benefit Amount. As noted above, while the Contract Value is greater than zero, so long as you have reached the Benefit Eligibility Date, the Annual Benefit Amount is the amount available for withdrawals. When the Contract Value goes to zero, so long as you have reached the Benefit Eligibility Date, the Annual Benefit Amount is the amount we will pay to you each year.

  Assuming the Phoenix Flexible Withdrawal Protector rider was issued on the date the contract was issued, the Benefit Base on that date equals the initial premium payment. Thereafter, the Benefit Base is re-calculated whenever certain triggering events occur. At any time while the rider is in effect, we will reduce the Benefit Base if cumulative withdrawals in a rider year are more than the Annual Benefit Amount, which, prior to the Benefit Eligibility Date, is zero. Generally speaking, assuming no withdrawals have been taken, the Benefit Base will be increased by additional premium payments (but not by any Premium Enhancements on those payments), and may be increased as a result of the roll-up and step-up features. Additionally, except for contracts issued in the state of New York, the Benefit Base may be increased at a particular rider anniversary following the end of the roll-up period by an aspect of the roll-up feature we call the Benefit Base Multiplier. We describe events and features causing recalculation of the Benefit Base below. Under no circumstances will the Benefit Base ever exceed a maximum amount. This maximum amount is the sum of the Maximum Benefit Base Percentage, currently 500%, multiplied by the initial premium plus the Maximum Benefit Base Percentage multiplied by the sum of subsequent premiums in the first rider year, plus 100% of other subsequent premiums.

  Sample calculation of the Maximum Benefit Base

   Assume that the initial premium on the rider date was $100,000 and that the Maximum Benefit Base Percentage was 500%. On the rider date, your Maximum Benefit Base is $500,000 (500% times $100,000).

   Now assume that you make an additional premium payment of $20,000 during the first rider year. Your Maximum Benefit Base would be increased to $600,000 [500,000 + (500% times $20,000)].

   Then assume that you make another premium payment of $15,000, but that this premium payment was made in the third rider year. Your Maximum Benefit Base would be increased to $615,000 [$600,000 + (100% times $15,000)].

Events and features causing recalculation of the Benefit Base

..  Premium Payments Received After the Rider Date
   If we receive premium payments after the rider date, and no withdrawals have been made from the contract, then we will increase the Benefit Base. The Benefit Base will be increased by the dollar amount of each premium payment on the date we receive it. However, if you then take withdrawals from the contract in excess of your Annual Benefit Amount, we will reduce the Benefit Base as described in "Taking Withdrawals" below.

   Withdrawals also stop increases in your Benefit Base that would have occurred when additional premiums are received by us. If any withdrawal has been made from the contract on or prior to our receipt of an additional premium, we will not increase the Benefit Base as a result of premium payments made after such withdrawal.

..  Roll-up Feature

   The GMWB rider includes a roll-up feature. A roll-up feature allows for an increase, or "roll-up," in the Benefit Base during a specified period of time, called the roll-up period. The roll-up feature is only available to you if no withdrawals have been taken from the contract. Currently, the roll-up period continues until the 10/th/ rider anniversary following the later of the rider date and the last rider anniversary on which an automatic step-up, described below, occurs. In no event can the roll-up period extend beyond the time the younger Covered Person attains a maximum age. This maximum age is the greater of age 95 or the younger Covered Person's age on the rider date plus 10 years. The increase in Benefit Base resulting from a roll-up is based upon a comparison of the following three values on each rider anniversary:
   (i) the Contract Value, (ii) the Benefit Base, and (iii) the sum of the Benefit Base on the prior rider anniversary plus the roll-up amount for the prior rider year, plus subsequent premium payments received during the prior rider year. For calculation of the increase in Benefit Base provided by the roll-up feature, "subsequent premium payments" means premium payments received after the rider date, excluding premium payments received on any rider anniversary and excluding any Premium Enhancements. Generally, the roll-up amount is determined by multiplying the Benefit Base at the end of the first rider year by a percentage, currently 6.5%, except for contracts issued in New York. In subsequent rider anniversaries during the roll-up period, the roll-up amount is normally the same value (assuming no withdrawals). Withdrawals will cause the roll-up feature to become unavailable. If there has been a prior automatic step-up, the roll-up amount is determined by multiplying the Benefit Base at the time of the most recent automatic step-up by a percentage, currently 6.5%, except for contracts issued in New York.


  For New York contracts, the current percentage used to calculate the roll-up amount ("Roll-Up Percentage") is determined in accordance with the following table:

  ---------------------------------------------------------------------------
     Single Life          Roll-Up         Spousal Life          Roll-Up
    Attained Age        Percentage        Attained Age        Percentage
  ---------------------------------------------------------------------------
        50-51              4.0%               55-56              4.0%
  ---------------------------------------------------------------------------
        52-53              4.5%               57-58              4.5%
  ---------------------------------------------------------------------------
         54                5.0%               59-60              5.0%
  ---------------------------------------------------------------------------
        55-56              5.5%                61                5.5%
  ---------------------------------------------------------------------------
         57                6.0%                62                6.0%
  ---------------------------------------------------------------------------
         58+               6.5%                63+               6.5%
  ---------------------------------------------------------------------------

  In addition, for New York contracts, the Roll-Up Percentage will be initially set on the rider date based on the youngest Covered Person's attained age on the rider date. Then, if an Automatic Step-Up occurs and there have been no withdrawals from the contract, the Roll-Up Percentage, for the following rider year, will be re-set based on the attained age of the youngest Covered Person on the date of the Automatic Step-Up.

  Except for New York contracts, if you have not taken withdrawals from the contract and therefore are eligible for the roll-up feature of the rider, we will consider an additional value in recalculating the Benefit Base on the rider anniversary at or following the end of the roll-up period on which the youngest Covered Person has attained age 70. This additional value applies the Benefit Base Multiplier, currently 200%, to the sum of the Benefit Base on the rider date plus subsequent premium received in the first rider year. The recalculation of the Benefit Base under the various situations that can exist at the end of the roll-up period is described below.

..  Rider Anniversaries During the Roll-up Period
   On each rider anniversary during the roll-up period, if no withdrawals have been made, the Benefit Base will be re-calculated on that rider anniversary. The re-calculated Benefit Base will be set equal to the greater of the following unless the automatic step-up feature has been suspended in which case, it will be set to the second of the two values described below:

   . the Contract Value then in effect, (after all fees have been deducted, and provided the automatic step-up feature has not been suspended);

   . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

 Example 1 - Basic application of a roll-up amount.
   Assume that you have reached your first rider anniversary and have not made any withdrawals. Assume further that your Benefit Base on your rider's effective date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the automatic step-up has not been suspended.

   Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $105,000

  .  Sum of (i) and (ii) = $106,500

     (i)Benefit Base on prior rider anniversary = $100,000

    (ii)Roll-Up Amount for prior rider year = $100,000 x 6.5% = $6,500

   Your Benefit Base will be $106,500.

 Example 2 - Application of the roll-up amount when there is a prior automatic step-up.
   Assume that you have reached the second rider anniversary and have not made any withdrawals. Assume further that your Benefit Base as of the last rider anniversary was $108,000 due to an automatic step-up, your contract value is $110,000, you have not made any subsequent premium payments during the prior rider year and the automatic step-up has not been suspended.

   Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $110,000

  .  Sum of (i) and (ii) = $115,020

     (i)Benefit Base on prior rider anniversary = $108,000

    (ii)Roll-Up Amount for prior rider year = $108,000 X 6.5% = $7,020

   Your Benefit Base will be $115,020.

 Example 3 - Application of the roll-up amount when several rider years have elapsed with no prior automatic step-up.

   Assume the Benefit Base on the first rider anniversary prior to any roll-up calculation was $100,000. Assume that you have reached the fourth rider anniversary without making any withdrawals and without having an automatic step-up. The Benefit Bases are increased by the Roll-Up Amounts at the end of each of the first 3 rider years and equal:

    Year 1: $106,500 = $100,000 + $6,500

    Year 2: $113,000 = $106,500 + $6,500

    Year 3: $119,500 = $113,000 + $6,500

   Assume that, on the 4th rider anniversary, your contract value is $115,000 and you have not made any subsequent premium payments.


   Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $115,000

  .  Sum of (i) and (ii) = $126,000

     (i)Benefit Base on prior rider anniversary = $119,500


    (ii)Roll-Up Amount for the recently completed rider year = $100,000 X 6.5% = $6,500


   Your Benefit Base will be $126,000.

 Example 4 - Impact of a Subsequent Premium Payment on the Benefit Base.
   Assume the Benefit Base on your rider's effective date was $100,000. Assume there is no automatic step-up at the end of the first rider year and you have not taken any withdrawals. The Benefit Base at the end of the 1st rider year is increased by the Roll-Up Amount and equals $106,500 = $100,000 + $6,500.

   Assume that 3 months into the 2nd rider year you make a Subsequent Premium Payment of $50,000. The Benefit Base is increased to $156,500 ($106,500 + $50,000) due to the premium payment.

   Assume that, on the 2nd rider anniversary, your contract value is $140,000.

   Your Benefit Base will be recalculated on your 2nd rider anniversary to be the greatest of the following:

  .  Contract Value = $140,000

  .  Benefit Base in Effect = $156,500

  .  Sum of (i), (ii), and (ii) = $163,000

     (i)Benefit Base on prior rider anniversary = $106,500

    (ii)Roll-Up Amount for the recently completed rider year = $100,000 X 6.5% = $6,500

   (iii)Subsequent Premium Payments during the recently completed rider year = $50,000

  Your Benefit Base will be $163,000.


..  The Rider Anniversary Following the End of the Roll-Up Period
   If the roll-up period has ended, and no withdrawals have been made from the contract, we will re-calculate the Benefit Base on the rider anniversary following the end of the roll-up period.

   New York contracts
   The Benefit Base Multiplier is not available for contracts issued in New York. As a result, for New York contract, on the rider anniversary following the end of the roll-up period, the Benefit Base will be set equal to the greater of the following unless the automatic step-up feature has been suspended, in which case, it will be set to the second of the two values described below:

   . the Contract Value then in effect, (after all fees have been deducted, provided the automatic step-up feature has not been suspended);

   . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

   Contracts other than New York contracts
   For contracts other than New York contracts, when we recalculate the Benefit Base on the rider anniversary following the end of the roll-up period, the amount of the recalculated Benefit Base will depend on whether the youngest Covered Person has attained the Benefit Base Multiplier Age, currently age 70, by that rider anniversary. If the youngest Covered Person has not attained age 70 by the rider anniversary immediately following the end of the roll-up period, then we will re-calculate the Benefit Base again on the rider anniversary next following the date the youngest Covered Person attains age
   70. For each situation, the recalculated Benefit Base is determined as described below.

1.Assuming the youngest Covered Person has not attained age 70 by the rider anniversary immediately following the end of the roll-up period, then on that rider anniversary, the Benefit Base will be set equal to the greater of the following, unless the automatic step-up feature has been suspended in which case, it will be set to the latter of the two values described below:

  . the Contract Value then in effect, (after all fees have been deducted, provided the automatic step-up feature has not been suspended);

  . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

   Assume the Benefit Base on the first rider anniversary prior to any roll-up calculation was $100,000 and that you have reached the rider anniversary following the end of the roll-up period, the youngest Covered Person has not yet attained age 70 and you have not made any withdrawals. Assume further that your contract has never had an automatic step-up, your Benefit Base as of your prior rider anniversary was $158,500, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the automatic step-up has not been suspended.

   Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $105,000

  .  Sum of (i) and (ii) = $165,000

     (i)Benefit Base on prior rider anniversary = $158,500

    (ii)Roll-Up Amount for prior rider year = $100,000 X 6.5% = $6,500

  Your Benefit Base will be $165,000.

2.Assuming the youngest Covered Person has attained age 70 by the rider anniversary immediately following the end of the roll-up period, then on that rider anniversary, the Benefit Base will be set equal to the greatest of the following, unless the automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:

  . the Contract Value then in effect, (after all fees have been deducted, provided the automatic step-up feature has not been suspended);

  .  the Benefit Base Multiplier, currently 200%, multiplied by the sum of
     (i) the Benefit Base on the rider date, and (ii) all subsequent premium payments received during the first rider year;

  . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

   Assume that the contract is not a New York contract so the Benefit Base Multiplier is 200% and you have reached the rider anniversary following the end of the roll-up period, the youngest Covered Person has attained age 70 and you have not made any withdrawals. Assume further that your contract has never had an automatic step-up, your Benefit Base as of your prior rider anniversary was $158,500, your Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the automatic step-up has not been suspended.

   Your Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

  .  Contract Value = $105,000

  .  200% x Sum of (i) and (ii) = $200,000

     (i)Benefit Base on the rider date = $100,000

    (ii)Subsequent premium payments = $0

  .  Sum of (i) and (ii) = $165,000

     (i)Benefit Base on prior rider anniversary = $158,500

    (ii)Roll-Up Amount for prior rider year = $100,000 X 6.5% = $6,500

   Your Benefit Base will be $200,000.

..  For contracts other than New York contracts--Rider Anniversary Next
   Following Youngest Covered Person's 70/th/ Birthday Occurring after the Rider Anniversary Immediately Following the End of the Roll-Up Period

  For contracts other than those issued in New York, assuming no withdrawals have been taken and the youngest Covered Person attained age 70 after the rider anniversary immediately following the end of the roll-up-period, then, on the next rider anniversary following the date the youngest Covered Person attains age 70, the Benefit Base will be set equal to the greatest of the following, unless the automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:

  . the Contract Value then in effect, after all fees have been deducted, (provided the automatic step-up feature has not been suspended);

  . the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary;

  .  the Benefit Base Multiplier, currently 200%, multiplied by the sum of
     (i) the Benefit Base on the rider date and (ii) all subsequent premium payments received during the first rider year.

   Assume that the contract is not a New York contract so the Benefit Base Multiplier is 200% and that you reached the rider anniversary following the end of the roll-up period several years ago, but still have not made any withdrawals from the contract. However, the youngest Covered Person celebrated his 70/th/ birthday during the prior rider year. Assume further, your Benefit Base on the prior rider anniversary was $180,000, your Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the automatic step-up has not been suspended.

   Your Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

  .  Contract Value = $105,000

  .  Benefit Base on prior rider anniversary = $180,000

  .  200% x Sum of (i) and (ii) = $200,000

     (i)Benefit Base on the rider date = $100,000

    (ii)Subsequent premium payments = $0

   Your Benefit Base will be $200,000.

..  Each Rider Anniversary After the Earlier of the First Withdrawal and the
   Rider Anniversary Following the End of the Roll-Up Period (except Rider Anniversary next following youngest Covered Person's 70/th/ birthday occurring after the Rider Anniversary immediately following the end of the Roll-Up Period)

  On each rider anniversary after the earlier of the first withdrawal and the rider anniversary following the end of the roll-up period, we will re-calculate the Benefit Base. The Benefit Base will be set equal to the greater of the following unless the automatic step-up feature has been suspended, in which case it will be set to the second of the two values described below:

  . the Contract Value then in effect, after all fees have been deducted, (provided the automatic step-up feature, described below, has not been suspended); and

  . the Benefit Base on the prior rider anniversary adjusted for any withdrawals taken since the prior rider anniversary plus, if no withdrawals have been made, any premium payments made since the prior rider anniversary.

   Assume that you made a withdrawal from the contract. Assume further, your Benefit Base on prior rider anniversary was $106,500, your Contract Value is $110,000 and the automatic step-up has not been suspended.

   Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $110,000

  .  Benefit Base on prior rider anniversary = $106,500

   Your Benefit Base will be $110,000.

..  Automatic Step-Up Feature
  The Phoenix Flexible Withdrawal Protector rider includes an automatic step-up feature. Like the roll-up feature, the automatic step-up feature allows for an increase in the Benefit Base. At set intervals, currently on each anniversary of the rider date, we will automatically compare the Contract Value, after deduction of all fees, to the Benefit Base then in effect; that is, the Benefit Base on the prior rider anniversary and, if no withdrawals have been taken, any premium payments made since the prior rider anniversary and reduced by withdrawals as described in "Taking Withdrawals". If the Contract Value, after deduction of all fees, is greater than such Benefit Base, we will automatically increase, or "step-up" the Benefit Base to equal the Contract Value. Any step-up occurs after any roll-up as described above. You should know the fee percentage for the rider may be increased if we step-up the Benefit Base. If you do not decline the automatic step-up, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the Benefit Base. You can decline the step up and any associated fee increase by contacting us no later than seven days prior to the rider anniversary. If you decline the step-up, the automatic step-up will not occur and the automatic step-up feature will be suspended immediately. If you decline an automatic step-up in the Benefit Base, we will continue to calculate any roll-ups as described above. Assuming your rider is still in effect at the next step-up interval, you may reactivate the automatic step-up option by contacting us at the phone number or address provided on the first page of the prospectus.

..  Taking Withdrawals
  The following section describes how taking withdrawals may impact the Benefit Base. Prior to the Benefit Eligibility Date, a withdrawal will reduce the Benefit Base by the same proportion as Contract Value is reduced by the withdrawal. If the Benefit Base is greater than the Contract Value at the time of the withdrawal, the withdrawal will reduce the Benefit Base by more than the withdrawal amount as shown in the example below. Then, on the Benefit Eligibility Date, which is generally the date the youngest Covered Person attains age 60, if the single life option is in effect or the date the younger spouse attains age 65, if the spousal life option is in effect, we will calculate the Annual Benefit Amount using the reduced Benefit Base.

   Assume the Contract Value is $50,000 and the Benefit Base is $75,000. A withdrawal of $5,000 is made prior to the Benefit Eligibility Date. The Contract Value is reduced by 10% ($5,000/$50,000) as a result of the withdrawal. Therefore, the Benefit Base is reduced by 10% or $7,500. The new Benefit Base is $75,000 - $7,500 = $67,500.

  After you reach the Benefit Eligibility Date, whether withdrawals will reduce the Benefit Base depends on whether cumulative withdrawals in any rider year exceed the Annual Benefit Amount as described below. The Annual Benefit Amount is not available to you for withdrawals or payments unless you have reached the Benefit Eligibility Date.

  . If cumulative withdrawals in any rider year after the Benefit Eligibility Date do not exceed the Annual Benefit Amount then in effect, the Benefit Base will not be reduced.

  . If a withdrawal causes the cumulative withdrawals in any rider year after the Benefit Eligibility Date to exceed the Annual Benefit Amount, the amount withdrawn in excess of the Annual Benefit Amount and any subsequent withdrawals in that rider year are all considered excess withdrawals. Each excess withdrawal will reduce the Benefit Base in the same proportion as the Contract Value is reduced by the excess withdrawal. This reduction in the Benefit Base reduces the amount of future permitted withdrawals and may also reduce any amount available for guaranteed payments if the Contract Value goes to zero.

  . You should know that, currently, withdrawals taken after the Benefit Eligibility Date to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code are not considered to exceed the Annual Benefit Amount and therefore do not reduce the Benefit Base. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered excess withdrawals as described below.

  For IRA and qualified plan contracts, cumulative withdrawals in a rider year after the Benefit Eligibility Date will be considered excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:

 (a) =the current Annual Benefit Amount;

 (b) =the RMD for the 1st calendar year during the rider year; and

 (c) =the RMD for the 2nd calendar year during the same rider year.

  Sample calculations showing the effect of a withdrawal that is equal to the Annual Benefit Amount and then a withdrawal that is more than the Annual Benefit Amount

   Assume that your Contract Value is $100,000 and your Benefit Base is $120,000. Assume you are making your first withdrawal and that you have already reached the Benefit Eligibility Date.
   Since this is your first withdrawal (and it is occurring after the Benefit Eligibility Date), the Annual Benefit Percentage is determined by the youngest Covered Person's attained age on the date of first withdrawal. Assume this Annual Benefit Percentage is 5%. The Annual Benefit Amount therefore is $6,000, which is 5% multiplied by the Benefit Base (5% times $120,000). Now assume that the withdrawal amount is $6,000. Since your cumulative withdrawals during the rider year have not exceeded the Annual Benefit Amount, the amount withdrawn is not considered to be an excess withdrawal and there is no adjustment to your Benefit Base. So your Contract Value will decrease to $94,000 as a result of your withdrawal, but your Benefit Base will remain at $120,000.

   Assume that later that rider year, you withdraw an additional $10,000 and that the Contract Value prior to the withdrawal was $96,000. Your Contract Value would reduce to $86,000 as a result of the second withdrawal. Your cumulative withdrawals for the year are now $16,000, which exceeds your Annual Benefit Amount by $10,000. The excess withdrawal reduced your Contract Value by 10.42% ($10,000 divided by $96,000), and accordingly, your Benefit Base is reduced by 10.42%, from $120,000 to $107,500. Your Annual Benefit Amount would be recalculated as 5% of $107,500 or $5,375.

  You should know that withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals, including withdrawals taken to meet Required Minimum Distribution requirements that do not exceed the Annual Benefit Amount are considered to be within the contract's free withdrawal amount. However, withdrawals above the Annual Benefit Amount, including withdrawals taken to meet Required Minimum Distribution requirements, are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

Extended Care Enhancement--This feature is not available for contracts issued in New York.
  The Extended Care Enhancement is an optional feature available with the Phoenix Flexible Withdrawal Protector rider that allows for an increase in the Annual Benefit Amount when the Covered Person is confined to a nursing home, and meets the conditions specified below. As with other benefits provided by the rider, this benefit is available only on and after the Benefit Eligibility Date. This feature is subject to state availability.

Conditions
  We will increase the Annual Benefit Amount when the Covered Person has been confined to a nursing home as defined below for a least one day of the rider year, and has met the elimination period and waiting period requirements. This increase in the Annual Benefit Amount lasts for the same amount of time the Covered Person is confined and is calculated as described below. To meet the elimination period requirements, the Covered Person must have been confined to a nursing home for at least 180 consecutive days within the last 365 days. To meet the waiting period requirements, the Covered Person must not have been confined to a nursing home 12 months before the rider date and twelve months following the rider date. If you are confined to a nursing home during the waiting period, you will never be eligible for benefits under the Extended Care Enhancement.

  . A nursing home is a facility that is licensed to operate pursuant to the laws and regulations of the state in which is it located as a nursing home to provide 24-hour convalescent and related nursing care services 7 days a week by an on-site registered nurse on a continuing inpatient basis for persons who are chronically ill or who otherwise require assistance in performing the basic activities of daily living. The facility must provide care prescribed by a physician and performed or supervised by a registered graduate nurse. In addition the facility must have a planned program of policies and procedures developed with the advice of, and periodically reviewed by, at least one physician.

  . A nursing home does not include a hospital (acute care), a rehabilitation hospital, an assisted living facility, a facility for the treatment of alcoholism, drug addiction, mental illness, or nervous disorders, a rest home (a home for the aged or a retirement home), a residential care facility, or any other facility which does not, as its primary function, provide assistance in performing the basic activities of daily living.

  No benefits under the Extended Care Enhancement feature will be provided if other similar benefits have been purchased through the Company, or any of its subsidiaries or affiliates.

  If the Extended Care Enhancement feature is in effect, and you have met the above conditions, we will determine the Annual Benefit Amount by multiplying the Benefit Base by a specified percentage, currently 200%, multiplied by the Annual Benefit Amount Percentage. When the Covered Person is no longer confined to a nursing home, we will reduce the Annual Benefit Amount to that which is ordinarily provided under the Phoenix Flexible Withdrawal Benefit.

Payment of the Annual Benefit Amount when the Contract Value is greater than zero
  The Annual Benefit Amount is not available to you before the Benefit Eligibility Date. After you reach the Benefit Eligibility Date, you may take withdrawals equal to the Annual

Benefit Amount each year the Contract Value is greater than zero. You can establish a Systematic Withdrawal Program for payments equal to a specified amount or can request payments according to your own schedule. See "Systematic Withdrawal Program" for additional details about how to use this program and the program's restrictions.

Payment of the Annual Benefit Amount when the Contract Value is zero
  The Annual Benefit Amount is not available to you before the Benefit Eligibility Date. If, when the Contract Value goes to zero, the Benefit Base is greater than zero, then, one month after the later of the date the Contract Value goes to zero and the Benefit Eligibility Date, we will begin to pay you equal monthly payments of an amount that will equal the Annual Benefit Amount divided by twelve. We will make these payments under the single life option or spousal life option, whichever you selected at the time you purchased the rider. For the single life option, all Covered Persons must be living on the date we make the first payment, and for the spousal life option, at least one spouse must be living. Payments will continue until the first death of any Covered Person(s) for the single life option, or until the death of the surviving spouse for the spousal life option. We may change the payment frequency to annual if a monthly payment would be otherwise less than any minimum payment requirement.

Maximum Maturity Date Benefit
  If your Contract Value is greater than zero and you cannot extend the maturity date of the contract any later, this rider allows you to exchange the Contract Value for lifetime payments equal to the Annual Benefit Amount in lieu of applying the Contract Value to one of the annuity payment options offered under the contract. Otherwise, your contract will enter the annuity period and you may choose any of the annuity options then available. See "The Annuity Period".

Termination of Phoenix Flexible Withdrawal Benefit
  The rider will terminate without value on the date the first of any of the following events occur:

1.any Covered Person is changed;

2.annuity payments begin under an annuity payment option as described in the contract;

3.the contract, to which the rider is attached, terminates;

4.the owner elects to terminate the rider;

5.any portion of the Contract Value is no longer invested in one of the approved asset allocation programs;

6.the Contract Value and Benefit Base are both reduced to zero;

7.any Covered Person under the single life option, or the surviving Covered
  Person under the spousal life option dies; or

8.you assign any rights or interest in the rider.

  Once the rider is terminated it cannot be reinstated and the pro rata portion of the rider fee will be deducted from the Contract Value on the date the rider terminates.

Special Risks Associated with Withdrawals
  The following chart demonstrates special risks that are associated with taking withdrawals when the Phoenix Flexible Withdrawal Protector is attached to a contract when the Contract Value and Benefit Base are both greater than zero. Whether or not a withdrawal is considered "permitted" or "excess" is described in the section "Taking Withdrawals", in the description of the Benefit Base. Also, withdrawals taken prior to the Benefit Eligibility Date can negatively affect the value of the rider. See "Taking Withdrawals" in the description of the Benefit Base. When the Contract Value is reduced to zero, lifetime payments will begin and withdrawals are no longer allowed from the contract.

                                                                                                      Permitted    Excess
Scenario                                                                              No Withdrawals Withdrawals Withdrawals
--------                                                                              -------------- ----------- -----------
Automatic Contract Value reduction...................................................                     X           X
Reduction to Benefit Base............................................................                                 X
Gives you the highest potential Annual Benefit Amount available under the rider/1/...       X
Cancels your ability to have subsequent premium payments automatically increase
  the Benefit Base...................................................................                     X           X
Cancels your ability to "roll-up" and increase your Benefit Base.....................                     X           X
Reduces the likelihood of an automatic step-up/2/....................................                     X           X
Premium payments increase the Benefit Base...........................................       X
Potential to terminate the rider without value if reduces the Contract Value to zero.                                 X
Permanently sets the Annual Benefit Percentage.......................................                     X           X
Permanently sets the Annual Benefit Amount if the Contract Value is reduced to
  zero and the Benefit Base is greater than zero.....................................                     X
Potential surrender charges..........................................................                                 X
Potential premium taxes and/or federal income tax consequences.......................                     X           X

-----------------
/1/ The potential Annual Benefit Amount is greatest if at the end of the roll-up period, no withdrawals have been made and the youngest Covered Person has attained the Benefit Base Multiplier Age.

/2/ In order to obtain an automatic step-up, your Contract Value must be greater than your Benefit Base on the rider anniversary. If you make withdrawals, your Contract Value will automatically decline, therefore reducing the likelihood that your Contract Value will be greater than your Benefit Base on your next rider anniversary, thus also reducing the likelihood that you will be able to step-up your Benefit Base.

Phoenix Retirement Protector: A Flexible Combination Benefit
--------------------------------------------------------------------------------

Summary of Benefit
  You may purchase the Phoenix Retirement Protector for an additional charge. Currently, this benefit is only available for purchase at the time you buy the contract and you may only purchase one Optional Living Benefit with the contract. For New York contracts, the Phoenix Retirement Protector rider is only available if the youngest Covered Person has attained age 50 for the single life option and age 55 for the spousal life option.

  Phoenix Retirement Protector combines two different guarantees into one rider: (i) a guaranteed minimum accumulation benefit ("GMAB"), and (ii) a guaranteed minimum withdrawal benefit ("GMWB"). In addition, except for contracts issued in the state of New York, you may select an optional guaranteed minimum death benefit ("GMDB") with the Phoenix Retirement Protector for an additional charge. When you elect the Phoenix Retirement Protector, the GMAB and GMWB components are automatically included. You must elect the GMDB component to be included as part of the rider at the time you purchase the contract (not available for New York contracts). By purchasing this rider, you are able to obtain a GMAB and a GMWB through the same contract. This may be appropriate if, at the time you purchase your contract you want to be able to use the contract either for maximum accumulation or for maximum ability to provide payments; however, you should know that certain actions which have a positive impact on one component of the benefit may have a negative impact on another component of the benefit. As a result, you should carefully consider the impacts of various events and transactions on each benefit component.

  Additionally, some of the terms and features of the GMAB and GMWB components of this benefit are different from the individually offered GMAB and GMWB riders.

.. For example, the GMAB component offered under Phoenix Retirement Protector provides for a step-up of the GMAB Benefit Base and a new 10-year GMAB waiting period at the end of each GMAB waiting period; the stand-alone GMAB rider does not provide for a step-up and only provides the initial 10-year waiting period. You might want to consider the GMAB component offered under Phoenix Retirement Protector if you want the opportunity to lock-in market gains or if you have a longer investment horizon and could potentially benefit from multiple waiting periods. However, if you simply want a return of first-year premium at the end of the initial 10-year waiting period, then the individually offered GMAB may be more appropriate for you.

.. For example, the GMWB component offered under Phoenix Retirement Protector provides for a lifetime and a non-lifetime Annual Benefit Amount and allows you to choose between lifetime and non-lifetime payments when the contract value is reduced to zero; the stand-alone GMWB rider only provides a lifetime Annual Benefit Amount. You might want to consider the GMWB component offered under Phoenix Retirement Protector if you want the flexibility to guarantee lifetime income payments or income payments over a specified period of time or if you want the flexibility to defer the decision between lifetime and non-lifetime payments to the date the Contract Value is reduced to zero. However, if you know that you won't have a need for non-lifetime income payments, then the individually offered GMWB may be more appropriate for you.

.. In addition, if, on the date your contract is issued, you don't know what your future accumulation and/or income needs may be, Phoenix Retirement Protector may be appropriate for you because it provides a GMAB and GMWB through the same contract and allows you to defer the decision between accumulation and income. However, if, on the issue date, you know what your future accumulation or income needs will be (and you know you won't have a need for both accumulation and income benefits), then the individually offered GMWB or GMAB may be more appropriate for you.

.. The fee is also different for the individually offered GMWB and GMAB riders as compared to Phoenix Retirement Protector.

  The basic benefits and risks of each component of Phoenix Retirement Protector are described below and the sections that follow provide more detailed descriptions of how the benefits are calculated.

The GMAB Component
  The GMAB component of Phoenix Retirement Protector guarantees a return of a specified percentage of premium after a waiting period regardless of the performance of the asset allocation program(s) in which your premiums and Contract Value have been invested. This feature may be important to you if you are interested in maximizing your Contract Value during the accumulation period. The GMAB does not in any way guarantee the performance of any of the investment choices under the contract. Due to the potential negative effects of withdrawals on this benefit, you should know that this benefit may have limited usefulness if the contract is subject to the IRS minimum distribution requirements. As a result, you should consult with your tax adviser before selecting a rider with a GMAB feature.

The GMWB Component
  The GMWB component guarantees a minimum amount in payments or withdrawals from the contract provided you remain within certain restrictions and limitations which are described below. When you elect this benefit you choose whether to take withdrawals and payments under the single life option, or the spousal life option. Once you make this election, you cannot change it. This choice affects the amount of benefit you may be entitled to receive at various ages and, once your Contract Value goes to zero, the life for which benefit payments will be made.

Contract Value is greater than zero: Guaranteed Withdrawals
  While the Contract Value is greater than zero, if you have met the GMWB's terms and conditions, the GMWB component guarantees that you can make withdrawals from the contract each year up to the Non-Lifetime Annual Benefit Amount, or the Lifetime Annual Benefit Amount, as these terms are defined below. The Non-Lifetime Annual Benefit
Amount becomes available for withdrawals on the rider date. The Lifetime Annual Benefit Amount is not available for withdrawals until the date the youngest Covered Person covered by the rider reaches a particular age, which is currently age 60 for the single life option and age 65 for the spousal life option. We call this date the GMWB Benefit Eligibility Date. The Non-Lifetime Annual Benefit Amount equals a percentage, currently 7% multiplied by a value we call the "GMWB Benefit Base". The Lifetime Annual Benefit Amount equals a percentage we call the "Lifetime Annual Benefit Percentage" multiplied by the GMWB Benefit Base or, if the first withdrawal occurs prior to the GMWB Benefit Eligibility Date, by the lesser of the GMWB Benefit Base and the Contract
Value. The Lifetime Annual Benefit Percentage ranges from 0%-6% based on the attained age of the youngest Covered Person on the date of the first withdrawal.

  Withdrawals from the contract affect the Non-Lifetime Annual Benefit Amount, the Lifetime Annual Benefit Amount, and the GMWB Benefit Base differently. We have provided a brief summary below. See the "Taking Withdrawals" sections in the description of the GMWB Component for a fuller discussion of the impact of withdrawals.

..  Certain types of withdrawals will not impact the Non-Lifetime Annual Benefit
   Amount or the Lifetime Annual Benefit Amount. Cumulative withdrawals in any rider year within the Non-Lifetime Benefit Amount taken before or after the GMWB Benefit Eligibility Date do not reduce the Non-Lifetime Annual Benefit Amount. Cumulative withdrawals in any rider year within the Lifetime Annual Benefit Amount, once you have reached the GMWB Benefit Eligibility Date, do not reduce the Lifetime Annual Benefit Amount.

..  Certain types of withdrawals will impact the Non-Lifetime Annual Benefit
   Amount or the Lifetime Annual Benefit Amount.

  . Cumulative withdrawals in any rider year taken before or after the GMWB Benefit Eligibility Date in excess of the Non-Lifetime Annual Benefit Amount reduce the Non-Lifetime Annual Benefit Amount in the same proportion as the Contract Value is reduced by the excess amount of the withdrawals.

  . Withdrawals taken prior to the GMWB Benefit Eligibility Date affect the Lifetime Annual Benefit Amount in several ways. If you take a withdrawal from the Contract prior to the GMWB Eligibility Date we will permanently set the Lifetime Annual Benefit Percentage to 4% on the GMWB Benefit Eligibility Date. You may also reduce the Lifetime Annual Benefit Amount that becomes available to you on the GMWB Benefit Eligibility Date because we will use a different calculation to determine the Lifetime Annual Benefit Amount than we would have used had a withdrawal not been taken. Additionally, withdrawals taken prior to the GMWB Benefit Eligibility Date will reduce your GMWB Benefit Base and we will use the lesser of this reduced GMWB Benefit Base and the Contract Value in calculating the Lifetime Annual Benefit Amount on the GMWB Benefit Eligibility Date.

  . Cumulative withdrawals in any rider year taken after the GMWB Benefit Eligibility Date in excess of the Lifetime Annual Benefit Amount reduce the Lifetime Annual Benefit Amount in the same proportion as the Contract Value is reduced by the excess amount of the withdrawals.

  Regardless of when a withdrawal is taken, withdrawals reduce the GMWB Benefit Base either by the dollar amount of the withdrawal or by the same proportion as the Contract Value is reduced by the withdrawal. (See the "Taking Withdrawals" section in the description of the GMWB Component.)

  The GMWB Benefit Base, and ultimately the Non-Lifetime and Lifetime Annual Benefit Amounts, may be increased by premium payments and certain features of the GMWB. We have described how premium payments, features of the rider, and withdrawals affect the benefit in the section "GMWB Component" below.

  Like Phoenix Flexible Withdrawal Protector, an alternative GMWB available under this contract, this benefit does not prevent you from taking withdrawals from the contract at any time; however, taking withdrawals prior to the GMWB Benefit Eligibility Date or in excess of the Lifetime Annual Benefit Amount may significantly reduce or eliminate the value of the lifetime guarantees provided by the GMWB component of Phoenix Retirement Protector as described above and in the chart of "Special Risks Associated with Withdrawals" at the end of this section. You should know that withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals that do not exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, including withdrawals taken to meet Required Minimum Distributions, are considered to be within the contract's free withdrawal amount and are not subject to surrender charges under the contract. However, withdrawals, including withdrawals taken to meet Required Minimum Distributions, that exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, as defined below and the contract's free withdrawal amount are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

Contract Value is reduced to zero: Guaranteed Payments
  If your Contract Value goes to zero and you have met the conditions of the benefit, the contract and all rights under the contract and rider terminate, and you must choose between lifetime or non-lifetime payments. You should know that the GMWB component does not provide a lifetime benefit amount prior to the GMWB Benefit Eligibility Date.

  If both the lifetime and non-lifetime options are available to you and you choose lifetime payments, we will pay you the Lifetime Annual Benefit Amount each year until the first death of a Covered Person under the single life option or until the death of the surviving spouse under the spousal life option. If you choose non-lifetime payments, we will pay you the Non-Lifetime Annual Benefit Amount until the GMWB Benefit Base is reduced to zero.

GMDB Component--Feature not available for New York contracts
  As noted above, the Phoenix Retirement Protector offers a guaranteed minimum death benefit (GMDB) component which you can elect for an additional fee. The benefit provides a higher GMDB than is provided under the contract so long as the GMDB Benefit Base under the rider exceeds the GMDB under the contract. You may wish to consider this benefit if your goal is to provide a higher death benefit.

Asset Allocation or Strategic Program Requirement
  If you purchase Phoenix Retirement Protector, you must select one of the approved asset allocation programs when allocating your premium payments and Contract Value. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs. You may, at any time, switch your current program to another approved program the Company may make available; however, the fee for the rider may vary depending on the program or option you choose and the fee may increase under certain circumstances. See the table of "Optional Benefit Fees" and "Deductions and Charges" for details. We reserve the right to restrict availability of investment options.

  Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling out of programs altogether will cause the rider to terminate without value. You may request to later re-enroll in a program however re-enrollment will not reinstate the Phoenix Retirement Protector rider. If a program is eliminated while the rider is in effect, we will provide you notice and you must choose among the other approved programs available by working with your registered representative to make an appropriate selection and returning the form we require to the Annuity Operations Division. Descriptions of the programs are found in "Asset Allocation and Strategic Programs" above.

Important Terms and Conditions related to Phoenix Retirement Protector
  Currently, we offer this benefit only at the time you buy a contract. As a result, the rider date is the same as the contract date and rider years are the same as contract years.

(i) Guaranteed Minimum Accumulation Benefit ("GMAB") Component
  The GMAB component of the rider guarantees a return of a specified percentage of premiums after each GMAB Waiting Period. A GMAB Waiting Period represents the period of time that must elapse before you qualify for benefits under the GMAB component of the rider. Currently, the GMAB Waiting Period is 10 years, measured from the rider date. The amount of the benefit available after the waiting period depends on the relationship of the Contract Value to a value we call the "GMAB Benefit Base", which is described below. After the initial GMAB Waiting Period, we will automatically compare the GMAB Benefit Base to the Contract Value after all fees have been deducted. If the GMAB Benefit Base is greater than the Contract Value after all fees have been deducted, we will add an additional amount to your Contract Value and therefore your new Contract Value will equal the GMAB Benefit Base. Whenever such addition occurs, a new GMAB Waiting Period begins. In addition, you may elect to increase, or "step-up" the GMAB Benefit Base as specified below. A new GMAB Waiting Period also begins when you step-up the GMAB Benefit Base. Each new GMAB Waiting Period supersedes any GMAB Waiting Period already in progress and delays the time when we will determine if an additional amount will be added to the Contract Value.

GMAB Benefit Base
  As noted above, we compare the Contract Value to the GMAB Benefit Base to determine if an additional amount will be added to the Contract Value at the end of each GMAB Waiting Period. Assuming the rider was issued on the date the contract was issued, the GMAB Benefit Base is equal to the initial premium payment. Thereafter, the GMAB Benefit Base is re-calculated whenever certain triggering events occur. Generally speaking, the GMAB Benefit Base will be increased by a percentage of subsequent premium payments, and may be increased by the elective step up feature. Under no circumstances will the GMAB Benefit Base ever exceed a maximum amount equal to 500% of subsequent premiums in the first rider year, plus 100% of other subsequent premiums. The GMAB Benefit Base will be set equal to zero on the date the Contract Value is reduced to zero.

Events and features causing recalculation of the GMAB Benefit Base
..  Premium Payments Received After the Rider Date
  The GMAB Benefit Base will be increased by 100% of any premium payment received after the rider date and within the first rider year in each GMAB Waiting Period. Premiums received following the first rider anniversary within each GMAB Waiting Period do not increase the GMAB Benefit Base.

  Sample calculation showing the effect of subsequent premium payments on GMAB Benefit Base

   Assume the rider date is June 12, 2009 and that your initial premium payment on the rider date is $100,000. Your GMAB Benefit Base is set equal to $100,000.

   Assume that you make an additional premium payment of $10,000 on August 24, 2009. Since this premium payment was made in the first year during the GMAB Waiting Period, 100% of the premium payment is added to the GMAB Benefit Base. Thus the GMAB Benefit Base is increased to $110,000.

   Assume that you make another premium payment of $10,000 on April 5, 2012. Also assume that you have not made an elective GMAB Step-Up since the rider date. Since this premium payment was made in the third year during the GMAB Waiting Period, the GMAB Benefit Base is not increased.

..  Elective GMAB Step-Up
  You may elect to increase, or "step up" the GMAB Benefit Base each rider year when the Contract Value is greater than the GMAB Benefit Base. To elect to step up the GMAB Benefit Base, you must notify us of this election at least 7 days before the end of the rider year. Then we will increase the GMAB Benefit Base to equal the Contract Value on the rider anniversary and a new GMAB Waiting Period will begin. If the GMWB automatic step-up has been suspended (see "Automatic Step-Up Feature" under Guaranteed Minimum Withdrawal Benefit Component below), you may not elect the GMAB step-up until you have reactivated the GMWB automatic step-up.

  Sample calculation showing the effect of the elective GMAB Step-Up

   Assume the rider date is June 12, 2009 and that your initial premium payment on the rider date is $100,000. Your GMAB Benefit Base is set equal to $100,000.

   Assume that as you approach your June 12, 2015 rider anniversary, you wish to make an elective GMAB Step-Up because your Contract Value has increased since the rider date. Assume that you provide notice more than seven days prior to this anniversary of your request to step up and that you have not opted out of the GMWB step-ups.

   Assume that on June 12, 2015 that Contract Value is $170,000. Since you have elected a GMAB step-up, your GMAB Benefit Base is increased to $170,000 and you begin a new GMAB Waiting Period.

   Assume that you make an additional premium payment of $10,000 on August 24, 2015. Since this premium payment was made in the first rider year of the current GMAB Waiting Period, the GMAB Benefit Base is increased by the amount of the premium payment. Thus the GMAB Benefit Base is increased to $180,000

..  First Day Following the End of Each GMAB Waiting Period
  On the first day following the end of each GMAB Waiting Period, if the GMAB Benefit Base is less than the Contract Value, the GMAB Benefit Base will be set equal to the Contact Value, after all fees have been deducted.

..  Withdrawals from the Contract
  On the date of any withdrawal from the contract, the GMAB Benefit Base will be reduced in the same proportion as the Contract Value is reduced by the withdrawal.

  Sample calculation showing the effect of withdrawals on the GMAB Benefit Base

   Assume the rider date is June 12, 2009 and that your initial premium payment on the rider date is $100,000. Your GMAB Benefit Base is set equal to $100,000.

   Assume you make a withdrawal of $14,000 on September 7, 2015 and that your Contract Value on that date was $140,000. In this case, the reduction in Contract Value is 10% ($14,000 divided by $140,000), and accordingly, your GMAB Benefit Base is reduced by 10% to $90,000 ($100,000* 10% = $10,000 and $100,000 - $10,000 = $90,000).

Important Considerations Regarding These Events
  If your intention is to obtain the benefit provided by the GMAB component at the earliest possible date, you need to complete the initial GMAB Waiting Period, currently ten years. This means that: (1) your initial premium plus subsequent premium payments made in the first rider year is the amount that you wish to guarantee; and (2) you should not make subsequent premium payments after the first rider year or elect to step up your GMAB Benefit Base in the first ten rider years. You should also understand that although making additional premium payments after the first rider year may reduce the benefit that could be paid at the end of the initial GMAB waiting period, they have the potential to increase the GMAB Benefit Base (elective GMAB Step-Up) and the GMWB Benefit Base. You should work with your registered representative to determine what decision best suits your financial needs.

(ii) Guaranteed Minimum Withdrawal Benefit ("GMWB") Component
  The GMWB component of this rider provides for a lifetime and non-lifetime guaranteed minimum withdrawal benefit. On the rider date, you must choose between the single life option and the spousal life option and you cannot change your election. On the date the Contract Value is reduced to zero, you must choose between lifetime and non-lifetime payments.

  The following terms are important to an understanding of this component.

  "Annual Benefit Percentage" is a percentage we use to determine the Annual Benefit Amount. The Non-Lifetime Annual Benefit Percentage is currently 7%. For the Lifetime Annual Benefit Percentage, the percentage varies by age as shown below and is established on the date you make the first withdrawal from the contract. If your first withdrawal is prior to the GMWB Benefit Eligibility Date (youngest Covered Person's 60/th/ birthday for the single life option or 65/th/ birthday for the spousal life option), this percentage is permanently set to 4% on the GMWB Benefit Eligibility Date.

  ---------------------------------------------------------------------------
                         Lifetime                              Lifetime
     Single Life      Annual Benefit      Spousal Life      Annual Benefit
    Attained Age        Percentage        Attained Age        Percentage
  ---------------------------------------------------------------------------
         <60                0%                 <65                0%
  ---------------------------------------------------------------------------
        60-74               4%                65-74               4%
  ---------------------------------------------------------------------------
        75-84               5%                75-84               5%
  ---------------------------------------------------------------------------
         85+                6%                 85+                6%
  ---------------------------------------------------------------------------

  "Covered Person(s)" means the person(s) whose life is used to determine the duration of lifetime payments. A Covered Person must be a natural person.

  For the single life option, the Covered Person can be one or more lives. If there is one natural person owner, the owner is the Covered Person. If there are multiple natural person owners, all owners are Covered Persons. If the owner is a non-natural person, all annuitants named in the contract become the Covered Persons.

  For the spousal life option, Covered Persons must be two legal spouses under federal law. If there is one natural person owner, the owner and the owner's spouse must be the Covered Persons. The spouse must be the sole beneficiary. If there are two spousal owners, the Covered Persons are the spousal owners, and they must both be each other's beneficiary. If there are multiple non-spousal owners, or if the owner is a non-natural person, the spousal life option is not allowed.

  "GMWB Benefit Base" is the amount established for the sole purpose of determining the Lifetime and Non-Lifetime Annual Benefit Amount. As noted above, while the Contract Value is greater than zero, the Lifetime or Non-Lifetime Annual Benefit Amount is the amount available for withdrawals. When the Contract Value goes to zero the Lifetime or Non-Lifetime Annual Benefit Amount is the amount we will pay to you each year.

  On the rider date, the GMWB Benefit Base is equal to the initial premium. Thereafter, the GWMB Benefit Base is recalculated whenever certain triggering events occur. Generally speaking, assuming no withdrawals have been taken, the GMWB Benefit Base will be increased by additional premium payments, and may be increased as a result of the roll-up and step-up features. Additionally, except for contracts issued in the state of New York, the GMWB Benefit Base may be increased at a particular rider anniversary following the end of the roll-up period by an aspect of the roll-up feature we call the Benefit Base Multiplier. We describe events and features causing recalculation of the GMWB Benefit Base below. Under no circumstances will the GMWB Benefit Base ever exceed a maximum amount. This maximum amount is the sum of 500% of the initial premium plus 500% of subsequent premiums in the first rider year, plus 100% of other subsequent premiums. We will reduce the GMWB Benefit Base for any withdrawals from the contract. The amount of the reduction depends on whether cumulative withdrawals in a rider year exceed the Non-Lifetime Annual Benefit Amount. If they do not exceed this amount, we will reduce the GMWB Benefit Base by the dollar amount of each withdrawal. If they do exceed the Non-Lifetime Annual Benefit Amount, we will reduce the GMWB Benefit Base by the same proportion as the Contract Value is reduced by the amount of the withdrawal in excess of the Non-Lifetime Annual Benefit Amount.

  "GMWB Benefit Eligibility Date" means the date your Lifetime Annual Benefit Amount becomes available to you.

  . For the single life option, the GMWB Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person, as defined below, attains age 60.

  . For the spousal life option, the GMWB Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person attains age 65. For the spousal life option, if either spouse dies prior to the GMWB Benefit Eligibility Date, we will reset the GMWB Benefit Eligibility Date to the later of the date of the first spousal death, and the date the surviving spouse attains age 65.

The Non-Lifetime Annual Benefit Amount
  The Non-Lifetime Annual Benefit Amount represents two distinct values, depending on whether your Contract Value is greater than zero, or whether it has reduced to zero. While your Contract Value is greater than zero, the Non-Lifetime Annual Benefit Amount represents the maximum amount you can withdraw each year without reducing your Non-Lifetime Annual Benefit Amount. If your Contract Value is reduced to zero, and non-lifetime payments are elected, the Non-Lifetime Annual Benefit Amount represents the annual amount we will pay you until the GMWB Benefit Base is reduced to zero.

  On the rider date, the Non-Lifetime Annual Benefit Amount is equal to a percentage of the GMWB Benefit Base. We call this percentage the "Non-Lifetime Annual Benefit Percentage". The percentage for your rider is shown on the rider specification page and is currently 7%. We may change this percentage in the future and this change would affect riders issued beginning on the date we make the change. After the rider date, the Non-Lifetime Annual Benefit Amount is recalculated whenever any of the following triggering events occur.

Events causing recalculation of the Non-Lifetime Annual Benefit Amount
..  GMWB Automatic Step-Ups or GMWB Roll-Ups
  Each year when a GMWB automatic step-up or GMWB roll-up occurs, the Non-Lifetime Annual Benefit Amount will be equal to the greater of the Non-Lifetime Annual Benefit Amount in effect prior to the GMWB automatic step-up; and the Non-Lifetime Annual Benefit Percentage multiplied by the GMWB Benefit Base after any step-up or roll-up calculation.

..  Premium Payments Received After the Rider Date
  If we receive premium payments after the rider date, and no withdrawals have been made from the contract, then we will increase the Non-Lifetime Annual Benefit Amount on the date we apply premium payments. The amount of this increase is determined by multiplying the Non-Lifetime Annual Benefit Percentage by the amount of the premium payment. However, if you then take withdrawals from the contract in excess of the Non-Lifetime Annual Benefit Amount, we will reduce the Non-Lifetime Annual Benefit Amount as described in "Taking Withdrawals" below.

  Withdrawals also stop increases in your GMWB Benefit Base that would have occurred when additional premiums are received by us. If any withdrawals have been made from the contract on or prior to our receipt of an additional premium, we will not increase the GMWB Benefit Base as a result of premium payments made after such withdrawal.

..  Taking Withdrawals
  The following section describes how taking withdrawals will impact the Non-Lifetime Annual Benefit Amount. The Non-Lifetime Annual Benefit Amount may be the only benefit amount available to you under the GMWB component unless you have reached the GMWB Benefit Eligibility Date, which is generally the date the youngest Covered Person attains age 60 if the single life option is in effect, or the date the younger spouse attains age 65, if the spousal life option is in effect.

  . Taking withdrawals from the contract may impact the Non-Lifetime Annual Benefit Amount depending on whether they exceed the Non-Lifetime Annual Benefit Amount. If cumulative withdrawals in any rider year do not exceed the Non-Lifetime Annual Benefit Amount in that year, the Non-Lifetime Annual Benefit Amount will not be reduced.

  . If a withdrawal causes the cumulative withdrawals in any rider year to exceed the Non-Lifetime Annual Benefit Amount, the amount withdrawn in excess of the Non-Lifetime Annual Benefit Amount and any subsequent withdrawals in that rider year are all considered Non-Lifetime excess withdrawals. Each non-lifetime excess withdrawal will reduce the Non-Lifetime Annual Benefit Amount in the same proportion as the Contract Value is reduced by the non-lifetime excess withdrawal.

  . You should know that, currently, withdrawals taken at any time to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code do not reduce the Non-Lifetime Annual Benefit Amount. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered excess withdrawals as described below.

  For IRA and qualified plan contracts, cumulative withdrawals during a rider year will be considered non-lifetime excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:

 (a) =the current Non-Lifetime Annual Benefit Amount;

 (b) =the RMD for the 1st calendar year during the rider year; and

 (c) =the RMD for the 2nd calendar year during the same rider year.

  Withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals, including withdrawals taken to meet Required Minimum Distribution requirements that do not exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts are considered to be within the contract's free withdrawal amount. However, withdrawals that exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, including withdrawals taken to meet Required Minimum Distribution requirements, are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

The Lifetime Annual Benefit Amount
  The Lifetime Annual Benefit Amount is not available until you reach the GMWB Benefit Eligibility Date which is generally the date the youngest Covered Person attains age 60 if the single life option is in effect, or the date the younger spouse attains age 65, if the spousal life option is in effect. Like the Non-Lifetime Annual Benefit Amount, the Lifetime Annual Benefit Amount represents two distinct values, depending on whether your Contract Value is greater than zero, or whether it has reduced to zero. While your Contract Value is greater than zero, the Lifetime Annual Benefit Amount represents the maximum amount you can withdraw each year after the GMWB Benefit Eligibility Date without reducing your Lifetime Annual Benefit Amount. If your Contract Value is reduced to zero, and lifetime payments are elected, the Lifetime Annual Benefit Amount represents the annual lifetime amount we will pay after the GMWB Benefit Eligibility Date.

  We first calculate the Lifetime Annual Benefit Amount on the later of the date of the first withdrawal and the GMWB Benefit Eligibility Date as described below. As a result, if you take a withdrawal before the GMWB Benefit Eligibility Date, we will calculate the Lifetime Annual Benefit Amount on the GMWB Benefit Eligibility Date.

..  Lifetime Annual Benefit Amount calculated on the GMWB Benefit Eligibility
   Date (withdrawal made prior to the GMWB Benefit Eligibility Date): the Lifetime Annual Benefit Amount equals the Lifetime Annual Benefit Percentage, as shown above, multiplied by the lesser of the GMWB Benefit Base and the Contract Value.

.. Lifetime Annual Benefit Amount calculated on the date of the first withdrawal following the GMWB Benefit Eligibility Date: the Lifetime Annual Benefit Amount equals the Lifetime Annual Benefit Percentage multiplied by the GMWB Benefit Base after any GMWB step-up or roll-up calculations.

  The Lifetime Annual Benefit Amount is recalculated whenever any of the following triggering events occur.

Events causing recalculation of the Lifetime Annual Benefit Amount
..  GMWB Automatic Step-Up
  Each year when a GMWB Automatic Step-Up occurs, the Lifetime Annual Benefit Amount will be equal to the greater of the Lifetime Annual Benefit Amount in effect prior to the GMWB automatic step-up; and the Lifetime Annual Benefit Percentage multiplied by the GMWB Benefit Base after the step-up calculation.

..  Taking Withdrawals
  The following section describes how taking withdrawals after the GMWB Benefit Eligibility Date affects the Lifetime Annual Benefit Amount after it is first calculated. Whether withdrawals will change the Lifetime Annual Benefit Amount depends on whether they exceed the Lifetime Annual Benefit Amount.

  . If cumulative withdrawals in any rider year following the GMWB Benefit Eligibility Date do not exceed the Lifetime Annual Benefit Amount in that year, the Lifetime Annual Benefit Amount will not be reduced.

  . If a withdrawal causes the cumulative withdrawals in any rider year following the GMWB Benefit Eligibility Date to exceed the Lifetime Annual Benefit Amount, the amount withdrawn in excess of the Lifetime Annual Benefit Amount and any subsequent withdrawals in that rider year are all considered lifetime excess withdrawals. Each lifetime excess withdrawal will reduce the Lifetime Annual Benefit Amount in the same proportion as the Contract Value is reduced by the lifetime excess withdrawal.

  . You should know that, currently, withdrawals taken after the GMWB Benefit Eligibility Date to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code do not reduce the Lifetime Annual Benefit Amount. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered lifetime excess withdrawals and reduce the Lifetime Annual Benefit Amount as described below.

  For IRA and qualified plan contracts, cumulative withdrawals in a rider year after the GMWB Benefit Eligibility Date will be considered excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:

 (a) =the current Lifetime Annual Benefit Amount;

 (b) =the RMD for the 1/st/ calendar year during the rider year; and

 (c) =the RMD for the 2/nd/ calendar year during the same rider year.

  Withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals, including withdrawals taken to meet Required Minimum Distribution requirements that do not exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts are considered to be within the contract's free withdrawal amount. However, withdrawals that exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, including withdrawals taken to meet Required Minimum Distribution requirements, are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

Events causing recalculation of the GMWB Benefit Base
..  Premium Payments Received After the Rider Date
  If we receive premium payments after the rider date, and no withdrawals have been made from the contract, then we will increase the GMWB Benefit Base. The GMWB Benefit Base will be increased by the dollar amount of each premium payment on the date we receive it. However, if you then take withdrawals from the contract, we will reduce the GMWB Benefit Base as described in "Taking Withdrawals" below.

  Withdrawals also stop increases in your GMWB Benefit Base that would have occurred when additional premiums are received by us. If any withdrawal has been made from the contract on or prior to our receipt of additional premium, we will not increase the GMWB Benefit Base as a result of premium payments made after such withdrawal.

..  Roll-up Feature

  The GMWB roll-up feature allows for an increase, or "roll-up," in the GMWB Benefit Base during a specified period of time, called the GMWB roll-up period. The roll-up feature is only available to you if no withdrawals have been taken from the contract. Currently, the GMWB roll-up period continues until the 10/th/ rider anniversary following the later of the rider date and the last rider anniversary on which a GMWB automatic step-up, described below, occurs. In no event can the GMWB roll-up period extend beyond the time the younger Covered Person attains a maximum age. This maximum age is the greater of age 95 or the younger Covered Person's age on the rider date plus 10 years. The increase in GMWB Benefit Base resulting from the roll-up is based upon a comparison of the following three values on each rider anniversary: (i) Contract Value, (ii) GMWB Benefit Base, and (iii) the sum of the GMWB Benefit Base on the prior rider anniversary plus the roll-up amount for the prior rider year, plus subsequent premium payments received during the prior rider year. For calculation of the increase in GMWB Benefit Base provided by the roll-up feature, "subsequent premium payments" means premiums received after the rider date, excluding premium payments received on any rider anniversary and excluding any Premium Enhancements. Generally, the roll-up amount is determined by multiplying the GMWB Benefit Base at the end of the first rider year by a percentage, currently 6.5%, except for contracts issued in New York. In subsequent rider anniversaries during the roll-up period, the roll-up amount is normally the same value (assuming no withdrawals). Withdrawals will cause the roll-up feature to become unavailable. If there has been a prior automatic step-up, the roll-up amount is determined by multiplying the GMWB Benefit Base at the time of the most recent automatic step-up by a percentage, currently 6.5%, except for contracts issued in New York. The roll-up amount is determined by multiplying the GMWB Benefit Base after the most recent prior automatic step up, or for the roll-up at the end of the first rider year, or if there were no prior automatic step-ups, the GMWB Benefit Base on the last valuation date of the first rider year by a percentage, currently 6.5%, except for contracts issued in New York.


  For New York contracts, the current percentage used to calculate the roll-up amount ("Roll-Up Percentage") is determined in accordance with the following table:

-------------------------------------------------------------------------------
                                             Spousal Life
Single Life Attained Age Roll-Up Percentage  Attained Age    Roll-Up Percentage
-------------------------------------------------------------------------------
         50-51                 4.0%              55-56             4.0%
-------------------------------------------------------------------------------
         52-53                 4.5%              57-58             4.5%
-------------------------------------------------------------------------------
          54                   5.0%              59-60             5.0%
-------------------------------------------------------------------------------
         55-56                 5.5%               61               5.5%
-------------------------------------------------------------------------------
          57                   6.0%               62               6.0%
-------------------------------------------------------------------------------
          58+                  6.5%               63+              6.5%
-------------------------------------------------------------------------------

  In addition, for New York contracts, the Roll-Up Percentage will be initially set on the rider date based on the youngest Covered Person's attained age on the rider date. Then, if an Automatic Step-Up occurs and there have been no withdrawals from the contract, the Roll-Up Percentage, for the following rider year, will be re-set based on the attained age of the youngest Covered Person on the date of the Automatic Step-Up.

  Except for New York contracts, if you have not taken withdrawals from the contract and therefore are eligible for the roll-up feature of the rider, we will consider an additional value in recalculating GMWB Benefit Base on the rider anniversary at or following the end of the GMWB roll-up period on which the youngest Covered Person has attained age 70. This additional value applies the Benefit Base Multiplier, currently 200%, to the sum of the GMWB Benefit Base on the rider date plus subsequent premium received in the first rider year.

  The recalculation of the GMWB Benefit Base under the various situations that can exist at the end of the GMWB roll-up period is described below.

..  Each Rider Anniversary During the GMWB Roll-Up Period
  On each rider anniversary, if no withdrawals have been made, the re-calculated GMWB Benefit Base will be set equal to the greater of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the second of the two values described below:

  . the Contract Value then in effect, (after all fees have been deducted, and provided the GMWB automatic step-up feature has not been suspended);

  . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

 Example 1 - Basic application of a roll-up amount.
   Assume that you have reached your first rider anniversary and have not made any withdrawals. Assume further that your GMWB Benefit Base on your rider's effective date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the GMWB automatic step-up has not been suspended.

   Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $105,000

  .  Sum of (i) and (ii) = $106,500

     (i)GMWB Benefit Base on prior rider anniversary = $100,000

    (ii)Roll-Up Amount for prior rider year = $100,000 X 6.5% = $6,500

   Your GMWB Benefit Base will be $106,500.

 Example 2 - Application of the roll-up amount when there is a prior automatic step-up.
   Assume that you have reached the second rider anniversary and have not made any withdrawals. Assume further that your GMWB Benefit Base as of the last rider anniversary was $108,000 due to an GMWB automatic step-up, your contract value is $110,000, you have not made any subsequent premium payments during the prior rider year and the GMWB automatic step-up has not been suspended.

   Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $110,000

  .  Sum of (i) and (ii) = $115,020

     (i)GMWB Benefit Base on prior rider anniversary = $108,000

    (ii)Roll-Up Amount for prior rider year = $108,000 X 6.5% = $7,020

   Your GMWB Benefit Base will be $115,020.

 Example 3 - Application of the roll-up amount when several rider years have elapsed with no prior automatic step-up.

   Assume the GMWB Benefit Base on the first rider anniversary prior to any roll-up calculation was $100,000, Assume that you have reached the fourth rider anniversary without making any withdrawals and without having an automatic step-up. The GMWB Benefit Bases are increased by the Roll-Up Amounts at the end of each of the first 3 rider years and equal:

    Year 1: $106,500 = $100,000 + $6,500

    Year 2: $113,000 = $106,500 + $6,500

    Year 3: $119,500 = $113,000 + $6,500

   Assume that, on the 4th rider anniversary, your contract value is $115,000 and you have not made any subsequent premium payments.


   Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $115,000

  .  Sum of (i) and (ii) = $126,000

     (i)GMWB Benefit Base on prior rider anniversary = $119,500


    (ii)Roll-Up Amount for the recently completed rider year = $100,000 X 6.5% = $6,500


   Your GMWB Benefit Base will be $126,000.

 Example 4 - Impact of a Subsequent Premium Payment on the GMWB Benefit Base.
   Assume the GMWB Benefit Base on your rider's effective date was $100,000. Assume there is no automatic step-up at the end of the first rider year and you have not taken any withdrawals. The GMWB Benefit Base at the end of the 1st rider year is increased by the Roll-Up Amount and equals $106,500 = $100,000 + $6,500.

   Assume that 3 months into the 2nd rider year you make a Subsequent Premium Payment of $50,000. The GMWB Benefit Base is increased to $156,500 ($106,500 + $50,000) due to the premium payment.

   Assume that, on the 2nd rider anniversary, your contract value is $140,000.

   Your GMWB Benefit Base will be recalculated on your 2nd rider anniversary to be the greatest of the following:

  .  Contract Value = $140,000

  .  GMWB Benefit Base in Effect = $156,500

  .  Sum of (i), (ii), and (ii) = $163,000

     (i)GMWB Benefit Base on prior rider anniversary = $106,500

    (ii)Roll-Up Amount for the recently completed rider year = $100,000 X 6.5% = $6,500

   (iii)Subsequent Premium Payments during the recently completed rider year = $50,000

   Your GMWB Benefit Base will be $163,000.


..  The Rider Anniversary Following the End of the GMWB Roll-Up Period.
  If the GMWB roll-up period has ended, and no withdrawals have been made from the contract, we will re-calculate the GMWB Benefit Base on the rider anniversary following the end of the GMWB roll-up period.

New York contracts
  The Benefit Base Multiplier is not available for contracts issued in New York. As a result, for New York contract, on the rider anniversary following the end of the roll-up period, the GMWB Benefit Base will be set equal to the greater of the following unless the automatic step-up feature has been suspended, in which case, it will be set to the second of the two values described below:

  . the Contract Value then in effect, (after all fees have been deducted, provided the automatic step-up feature has not been suspended);

  . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

Contracts other than New York contracts
  For contracts other than New York contracts, when we recalculate the GMWB Benefit Base on the rider anniversary following the end of the roll-up period, the amount of the recalculated GMWB Benefit Base will depend on whether the youngest Covered Person has attained the Benefit Base Multiplier Age, currently age 70, by that rider anniversary. If the youngest Covered Person has not attained age 70 by the rider anniversary immediately following the end of the roll-up period, then we will re-calculate the Benefit Base again on the rider anniversary next following the date the youngest Covered Person attains age 70. For each situation, the recalculated GMWB Benefit Base is determined as described below.

1.Assuming the youngest Covered Person has not yet attained age 70 by the rider anniversary immediately following the end of the GMWB roll-up period, then, on that rider anniversary, the GMWB Benefit Base will be set equal to the greater of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the second of the two values described below:

  . the Contract Value then in effect, (after all fees have been deducted, provided the GMWB automatic step-up feature has not been suspended);

  . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.

   Assume the GMWB Benefit Base on the first rider anniversary prior to any roll-up calculation was $100,000 and that you have reached the rider anniversary following the end of the roll-up period, the youngest Covered Person has not yet attained age 70 and you have not made any withdrawals. Assume further that your contract has never had an automatic step-up, your GMWB Benefit Base as of your prior rider anniversary was $158,500, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the automatic step-up has not been suspended.

   Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $105,000

  .  Sum of (i) and (ii) = $165,000

     (i)GMWB Benefit Base on prior rider anniversary = $158,500

    (ii)Roll-Up Amount for prior rider year = $100,000 x 6.5% = $6,500

   Your GMWB Benefit Base will be $165,000.

2. Assuming the youngest Covered Person has attained age 70 by the rider anniversary immediately following the end of the GMWB roll-up period, then, on that rider anniversary, the GMWB Benefit Base will be set equal to the greatest of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:

  . the Contract Value then in effect, (after all fees have been deducted, provided the GMWB automatic step-up feature has not been suspended);

  .  the Benefit Base Multiplier, currently 200%, multiplied by the sum of
     (i) the GMWB Benefit Base on the rider date, plus (ii) all subsequent premium payments received during the first rider year;

  . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and (ii) the roll-up amount for the prior rider year, if any.


   Assume that the contract is not a New York contract so the Benefit Base Multiplier is 200% and that you have reached the rider anniversary following the end of the GMWB roll-up period, the youngest Covered Person has attained age 70 and you have not made any withdrawals. Assume further that your contract has never had an automatic step up, your GMWB Benefit Base as of your last rider anniversary was $158,500, your GMWB Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the GMWB automatic step-up has not been suspended.

   Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

  .  Contract Value = $105,000

  .  200% x Sum of (i) and (ii) = $200,000

      (i)GMWB Benefit Base on the rider date = $100,000

     (ii)Subsequent premium payments = $0

  .  Sum of (i) and (ii) = $165,000

      (i)GMWB Benefit Base on prior rider anniversary = $158,500

     (ii)GMWB Roll-Up Amount for prior rider year = $100,000 x 6.5% = $6,500

   Your GMWB Benefit Base will be $200,000.

..  For contracts other than New York contracts--Rider Anniversary Next
   Following Youngest Covered Person's 70/th/ Birthday Occurring After the Rider Anniversary Immediately Following the End of the GMWB Roll-Up Period

  For contracts other than New York contracts, assuming no withdrawals have been taken and the youngest Covered Person attains age 70 after the rider anniversary immediately following the end of the roll-up period, then on the next rider anniversary following the date the youngest Covered Person attains age 70, the GMWB Benefit Base will be set equal to the greatest of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:

  . the Contract Value then in effect, after all fees have been deducted, (provided the GMWB automatic step-up feature has not been suspended);

  . the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary;

  . the Benefit Base Multiplier, currently 200%, multiplied by sum of the GMWB Benefit Base on the rider date plus all subsequent premium payments received during the first rider year.


   Assume that the contract is not a New York contract so the Benefit Base Multiplier is 200% and that you reached the rider anniversary following the end of the GMWB roll-up period several years ago, but still have not made any withdrawals from the contract. However, the youngest Covered Person celebrated his 70/th/ birthday during the prior rider year. Assume further, your GMWB Benefit Base on the prior rider anniversary was $180,000, your GMWB Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the GMWB automatic step-up has not been suspended.

   Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

  .  Contract Value = $105,000

  .  GMWB Benefit Base on prior rider anniversary = $180,000

  .  200% x Sum of (i) and (ii) = $200,000

      (i)GMWB Benefit Base on the rider date = $100,000

     (ii)Subsequent premium payments = $0

   Your GMWB Benefit Base will be $200,000.

..  Each Rider Anniversary After the Earlier of the First Withdrawal and the
   Rider Anniversary Following the End of the GMWB Roll-Up Period (except Rider Anniversary next following youngest Covered Person's 70/th/ birthday after the end of the GMWB Roll-Up Period)

  On each rider anniversary after the earlier of the first withdrawal and the rider anniversary following the end of the GMWB roll-up period, we will re-calculate the GMWB Benefit Base. The GMWB Benefit Base will be set equal to the greater of the following, unless the GMWB automatic step-up feature has been suspended, in which case, it will be set to the second of the two values described below:

  . the Contract Value then in effect, after all fees have been deducted, (provided the GMWB automatic step-up feature, described below, has not been suspended); and

  . the GMWB Benefit Base on the prior rider anniversary adjusted for any withdrawals taken since the prior rider anniversary plus, if no withdrawals have been made, any premium payments made since the prior rider anniversary.

   Assume that you are out of the GMWB roll-up period. Assume further, your GMWB Benefit Base on the prior rider anniversary is $106,500, your Contract Value is $110,000 and the GMWB automatic step-up has not been suspended. Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

  .  Contract Value = $110,000

  .  GMWB Benefit Base on prior rider anniversary = $106,500

   Your GMWB Benefit Base will be $110,000.

..  GMWB Automatic Step-Up Feature
  The GMWB component of Phoenix Retirement Protector includes an automatic step-up feature. Like the GMWB roll-up feature, the GMWB automatic step-up feature allows for an increase in the GMWB Benefit Base. At set intervals, currently on each anniversary of the rider date, we will automatically compare the Contract Value, after deduction of all fees, to the GMWB Benefit Base then in effect; that is, the GMWB Benefit Base on the prior rider anniversary and, if no withdrawals have been taken, any premium payments made since the prior rider anniversary and reduced by withdrawals as described in "Taking Withdrawals". If the Contract Value, after deduction of all fees, is greater than such GMWB Benefit Base, we will automatically increase, or "step-up" the GMWB Benefit Base to equal the Contract Value. You should know that the fee percentage for the rider may be increased if we step-up the GMWB Benefit Base. If you do not decline the automatic step-up, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the GMWB Benefit Base. You can decline the increase by contacting us no later than seven days prior to the rider anniversary. If you decline the step-up, the GMWB automatic step-up will not occur, and the automatic GMWB step-up feature will be suspended immediately and GMAB step-ups provided under the GMAB component of the rider cannot be elected. If you decline a GMWB automatic step-up in the GMWB Benefit Base, we will continue to calculate any roll-ups as described above. Assuming your rider is still in effect at the next step-up interval, you may reactivate the automatic GMWB step-up option by contacting us at the phone number or address provided on the first page of the prospectus.

..  Taking Withdrawals
  The GMWB Benefit Base is reduced for all withdrawals regardless of whether they occur before or after the GMWB Benefit Eligibility Date. The amount by which the GMWB Benefit Base is reduced for withdrawals depends on whether and by how much the withdrawals taken in a rider year exceed the Non-Lifetime Annual Benefit Amount. Cumulative withdrawals in any rider year that do not exceed the Non-Lifetime Annual Benefit Amount reduce the GMWB Benefit Base by the amount of the withdrawals. Cumulative withdrawals in any rider year that exceed the Non-Lifetime Annual Benefit Amount (Non-Lifetime excess withdrawals) reduce the GMWB Benefit Base by the same proportion as the Contract Value is reduced by Non-Lifetime excess withdrawal.

Payment of the Lifetime or Non-Lifetime Annual Benefit Amount when the Contract Value is greater than zero
  Each year when the Contract Value is greater than zero, you may take withdrawals equal to the Lifetime Annual Benefit Amount so long as you have reached the GMWB Benefit Eligibility Date. You may take withdrawals equal to the Non-Lifetime Annual Benefit Amount then in effect at any time when the Contract Value is greater than zero. You can establish a Systematic Withdrawal Program for payments of a specified amount or can request payments according to your own schedule. See "Systematic Withdrawal Program" for additional details about how to use this program and the program's restrictions.

Payment of the Lifetime or Non-Lifetime Annual Benefit Amount when the Contract Value goes to zero
  If, when the Contract Value goes to zero, the GMWB Benefit Base is greater than zero, you must choose between receiving non-lifetime and lifetime monthly payments. The Lifetime Annual Benefit Amount is not available to you before the GMWB Benefit Eligibility Date.

  We may, at our discretion, permit or require other payment frequencies subject only to our minimum amount per payment requirement.

  .  Non-Lifetime Payments
  If the GMWB Benefit Base is greater than zero you may choose to receive monthly non-lifetime payments. The non-lifetime payments will be equal to one twelfth of Non-Lifetime Annual Benefit Amount. Payments will begin one month after the Contract Value is reduced to zero and will end when the GMWB Benefit Base is reduced to zero. The GMWB Benefit Base is reduced by each non-lifetime payment.

  .  Lifetime Payments
  If the GMWB Benefit Base is greater than zero, you may choose to receive monthly lifetime payments. The lifetime benefit payments will be equal to one twelfth of Lifetime Annual Benefit Amount. Payments will begin one month following later of the date the Contract Value goes to zero and the GMWB Benefit Eligibility Date. We will make these payments under the single life option or the spousal life option, whichever you selected at the time you purchased the rider. For the single life option, all Covered Persons must be living on the date we make the first payment, and for the spousal life option, at least one spouse must be living. Payments will continue until the first death of any Covered Person(s) for the single life option, or until the death of the surviving spouse for the spousal life option.

Maximum Maturity Date Benefit
  If your Contract Value is greater than zero and you cannot extend the maturity date of the contract any later, this rider allows you to exchange the Contract Value for lifetime payments equal to the Lifetime Annual Benefit Amount or non-lifetime payments equal to the Non-Lifetime Annual Benefit Amount in lieu of applying the Contract Value to one of the annuity payment options offered under the contract. Otherwise, your contract will enter the annuity period and you may choose any of the annuity options then available. See "The Annuity Period"

(iii) Guaranteed Minimum Death Benefit ("GMDB")--Feature not available for New York contracts
  The GMDB component of the Phoenix Retirement Protector rider is optional. The GMDB component guarantees a minimum death benefit if the GMDB Benefit Base, which is the same as the GMWB Benefit Base prior to the GMDB Maximum Age, is greater than the death benefit payable under the contract when any Covered Person dies prior to the earliest of the following dates:

1.the maturity date of the contract,

2.the date the Contract Value is reduced to zero,

3.the rider anniversary following the date the oldest Covered Person attains a particular age specified in rider. We call this the GMDB Maximum Age. Currently, this age is 85.

  If the GMDB Benefit Base is greater than the death benefit payable under the contract, this optional GMDB guarantees an additional death benefit amount. This guaranteed amount is the difference between the contract's death benefit and the GMDB Benefit Base. You should know that this optional component does not provide any value once the Contract Value goes to zero or the oldest Covered Person attains age the GMDB Maximum Age.

  Sample calculation showing the value of the GMDB component before and after the GMDB Maximum Age

   Death Prior to Age 85
   Assume you die prior to attaining age 85. Assume the death benefit available under your contract is equal $125,000 on the date of death. Further assume that the GMDB Benefit Base is equal to $130,000 on the date of death. The optional GMDB will pay you an additional death benefit amount equal to $5,000.

   Death After Age 85
   Assume you die after attaining age 85. Assume the death benefit available under your contract is equal $95,000 on the date of death. The GMDB Death Benefit Base is equal to your contract value or $80,000 on the date of death. The optional GMDB will not pay you an additional death benefit amount. You will receive the $95,000 death benefit available under your base contract.

Termination of Phoenix Retirement Protector Rider
  The rider will terminate without value on the date the first of any of the following events occur:

  .  any Covered Person is changed;

  . annuity payments begin under an annuity payment option as described in the base contract;

  .  the contract, to which the rider is attached, terminates;

  .  the owner elects to terminate the rider;

  . that any portion of the Contract Value is no longer invested in one of the approved asset allocation programs;

  .  the Contract Value and GMWB Benefit Base are both reduced to zero;

  . if the Contract Value has been reduced to zero and lifetime payments have been elected, if any Covered Person under the Single Life Option, or the surviving Covered Person under the Spousal Life Option dies;

  .  you assign any rights or interest in this rider.

  Once the rider is terminated, it cannot be reinstated.

Special Risks Associated with Withdrawals
  The following chart demonstrates special risks associated with taking withdrawals when the Phoenix Retirement Protector Rider is attached to a contract when the Contract Value and Benefit Base are both greater than zero. Whether or not a withdrawal is considered "permitted" or "excess" is described in the section "Taking Withdrawals", in the description of the GMWB Benefit Base. When the Contract Value is reduced to zero, non-lifetime or lifetime payments (whichever selected) will begin and withdrawals are no longer allowed from the contract.

                                                                                                       Permitted    Excess
Scenario                                                                               No Withdrawals Withdrawals Withdrawals
--------                                                                               -------------- ----------- -----------
Automatic Contract Value reduction....................................................                     X           X
Reduction to GMWB Benefit Base and GMAB Benefit Base..................................                     X           X
Reduction to current Non-Lifetime Annual Benefit Amount...............................                                 X
Reduction to current Lifetime Annual Benefit Amount...................................                                 X
Gives you the highest potential Annual Benefit Amount available under the rider/1/....       X
Cancels your ability to have subsequent premium payments automatically increase the
  GMWB Benefit Base...................................................................                     X           X
Cancels your ability to "roll-up" and increase your GMWB Benefit Base.................                     X           X
Reduces the likelihood of a GMWB automatic step-up/2/.................................                     X           X
Premium payments increase the GMWB Benefit Base.......................................       X
Potential to terminate the rider without value if reduces the Contract Value to zero..                                 X
Permanently sets the Lifetime Annual Benefit Percentage...............................                     X           X
Permanently sets the Lifetime and Non-Lifetime Annual Benefit Amounts if the Contract
  Value is reduced to zero and the GMWB Benefit Base is greater than zero.............                     X
Potential surrender charges...........................................................                                 X
Potential premium taxes and/or federal income tax consequences........................                     X           X

-----------------
/1/ The potential Annual Benefit Amount is greatest if at the end of the GMWB roll-up period, no withdrawals have been made and the youngest Covered Person has attained the Benefit Base Multiplier Age.

/2/ In order to obtain a GMWB automatic step-up, your Contract Value must be greater than your GMWB Benefit Base on the rider anniversary. If you make withdrawals, your Contract Value will automatically decline, therefore reducing the likelihood that your Contract Value will be greater than your Benefit Base on your next rider anniversary, thus also reducing the likelihood that you will be able to step-up your Benefit Base.

Surrender of Contract and Withdrawals
  If the owner is living, amounts held under the contract may be withdrawn in whole or in part prior to the Maturity Date, or after the Maturity Date under Variable Annuity Payment Options K or L. Prior to the Maturity Date, you may withdraw, free of any surrender charges, premium payments that have not previously been withdrawn and are no longer subject to a surrender charge. You may also withdraw, without the imposition of a surrender charge, during each contract year following the contract anniversary, the Free Withdrawal Amount. A signed written request for withdrawal must be sent to our Annuity Operations Division. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes."

  The appropriate number of Accumulation Units of an investment option will be redeemed at their value next determined after the receipt by our Annuity Operations Division of a written notice in a form satisfactory to us.

  Accumulation Units redeemed in a withdrawal from multiple investment options will be redeemed on a pro rata basis unless you designate otherwise. Contract Values in the GIA will also be withdrawn on a pro rata basis unless you designate otherwise. The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Payment Deferral." There may be adverse tax consequences to certain surrenders and partial withdrawals. See "Surrenders or Withdrawals Prior to the Contract Maturity Date." Certain restrictions on redemptions are imposed on contracts used in connection with Internal Revenue Code Section 403(b) plans. Although loans are available under 403(b) plans only, certain limitations may apply. See "Qualified Plans--Tax Sheltered Annuities." A deduction for surrender charges may be imposed on partial withdrawals from, and complete surrender of, a contract. See "Surrender Charges." Any surrender charge imposed is deducted from amounts withdrawn. The surrender charge is calculated on a first-in, first-out basis. In other words, we calculate your surrender charge by assuming your withdrawal is applied to premium payments in the order your premium payments were received. Requests for partial withdrawals or full surrenders should be mailed to our Annuity Operations Division.

Contract Termination
  The contract will terminate without value, if on any valuation date the Contract Value is zero, unless you elected the Guaranteed Minimum Withdrawal Benefit and meet the terms and conditions of the rider. Phoenix will notify you in writing that the contract has terminated.

Payment Upon Death Before Maturity Date

When is the Death Benefit Payable?
  A death benefit is payable when the owner (or primary Annuitant when the contract is owned by a non-natural person) dies. If there is more than one owner, a death benefit is payable upon the first owner to die.

Who Receives Payment?
..  Death of an Owner/Annuitant
  If the owner/annuitant dies before the contract Maturity Date, the death benefit will be paid to the owner/annuitant's beneficiary. If the spouse is the beneficiary, see "Spousal Beneficiary Contract Continuance."

..  Death of an Owner--Multiple Owners
  If one of the owners dies prior to the Maturity Date, the death benefit will be paid to the surviving owner(s), if any, who will be deemed to be the designated beneficiary(s).

..  Death of an Annuitant who is not the Owner
  If the owner and the Annuitant are not the same individual and the Annuitant dies prior to the Maturity Date, the owner becomes the Annuitant and the contract continues, unless the owner appoints a new Annuitant. If a Joint Annuitant dies prior to the Maturity Date, the owner may appoint a new Joint Annuitant. The death of the Annuitant or Joint Annuitant will not cause the death benefit to be paid.

..  Death of Owner who is not the Annuitant
  If the owner who is not the annuitant dies before the contract maturity date, the death benefit will be paid under the contract to the owner's beneficiary, unless the beneficiary is the spouse. The survival of the annuitant does not affect this payment. If the spouse is the beneficiary, see "Spousal Beneficiary Contract Continuance."

..  Spousal Beneficiary Contract Continuance
  If the owner/annuitant or owner non-annuitant dies and the spouse of the owner is the named contract beneficiary, the spousal beneficiary can continue the contract as the new owner. This election is allowed only prior to the Maturity Date and can be elected only one time. When the spouse elects to continue the contract, the death benefit that the spouse is entitled to receive will become the new Contract Value for the continued contract and the current death benefit option will remain in effect.

..  Ownership of the Contract by a Non-Natural Person
  If the owner is not an individual, and the primary Annuitant dies before the Maturity Date, we will pay the death benefit to the owner. If a Joint Annuitant dies before the Maturity Date, a death benefit is not paid. The owner may appoint a new Joint Annuitant.

..  Compliance with the Internal Revenue Code
  In all events, the death of the owner will result in distributions in accord with section 72(s) of the Internal Revenue Code for nonqualified contracts and section 401(a)(9) for IRA and qualified plan contracts.

..  What is the Death Benefit Amount?
  The owner shall elect any of the available Death Benefit Options at the time of the initial premium payment. If no option is elected, Death Benefit Option 1 will apply. If we grant your request to change ownership, Death Benefit Option 1 shall apply, unless we agree otherwise.

..  Change of Death Benefit Option
  After the contract is issued, you may not change your Death Benefit Option.

..  Death Benefit Option 1--Return of Premium
  Upon the death of the owner (or if there is more than one owner, on the death of the owner who dies first), the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below); or
     b) the Contract Value on the Claim Date.

..  Death Benefit Option 2--Annual Step-Up
  This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue.

  Upon the death of the owner who has not attained age 81, the death benefit is the greatest of:

     a) the sum of all premium payments, less adjusted partial withdrawals (as defined below); or
     b) the Contract Value next determined following receipt of a certified copy of the death certificate at our Annuity Operations Division; or
     c) the annual step-up amount (as defined below).

  Upon the death of the owner who has attained age 81, the death benefit is the greater of:

     a) the death benefit amount at the end of the contract year prior to the owner attaining age 81, plus the sum of all premium payments less adjusted partial withdrawals (as defined below) made since the end of the contract year prior to the owner attaining age 81; or
     b) the Contract Value on the Claim Date.

  If the owner is not an individual, the age of the primary Annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 2, the death benefit will be calculated using the surviving spouse's attained age.

..  Death Benefit Option 3--Earnings Enhancement Benefit
  This option is only available if it is approved and made available in your applicable state by us.

  This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue. This option is available only for owners less than age 76 on the Contract Date.

  Upon the death of the owner who has not attained age 70 on the Contract Date, the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below); or

     b) the Contract Value on the Claim Date plus 40% of the relief amount (as defined below).

  Upon death of the owner who has attained age 70, but is less than 76 on the Contract Date, the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below); or
     b) the Contract Value on the Claim Date plus 25% of the relief amount (as defined below).

  If the owner is not an individual, the age of the primary Annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 3, the death benefit will be calculated using the surviving spouse's attained age. The spouse's attained age at the death of the deceased owner will be used to determine the percentage of Relief Amount, if any.

..  Death Benefit Option 4--Greater of Annual Step-Up or Annual Roll-Up
  This option is only available if it is approved and made available in your applicable state by us.

  This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue. This option is available only for owners less than age 81 on the Contract Date.

  Upon the death of the owner who has not attained age 81 on the Contract Date, the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below); or
     b) the Contract Value on the Claim Date; or
     c) the Annual Step-up Amount (as defined below) on the Claim Date; and
     d) the Annual Roll-up Amount (as defined below) on the Claim Date.

  On the contract anniversary following the oldest owner's attained age 81, the death benefit is the greater of:

     a) the death benefit calculated at the end of the contract year prior to the oldest owner's attained age 81, plus the sum of all premium payments, less adjusted partial withdrawals (as defined below); and
     b) the Contract Value on the Claim Date.

  If the owner is not an individual, the age of the primary Annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 4, the death benefit will be calculated using the surviving spouse's attained age.

  Adjusted Partial Withdrawals: The result of multiplying the ratio of the amount of the withdrawal to the Contract Value and the death benefit (prior to the withdrawal) on the withdrawal date.

  Annual Roll-Up Amount: In the first contract year the Annual Roll-up Amount is equal to the sum of all premium payments, less adjusted partial withdrawals At the beginning of the second contract year or any subsequent contract year, the Annual Roll-up Amount is equal to the Annual Roll-up Amount at the end of the previous contract year multiplied by a factor of 1.05, plus 100% of premium payments, less Adjusted Partial Withdrawals made since the end of the previous contract year. The Annual Roll-up Amount may not exceed 200% of total premium payments less Adjusted Partial Withdrawals.

  Annual Step-up Amount: In the first contract year the Annual Step-Up Amount is equal to the sum of all premium payments less adjusted partial withdrawals. After that, in any following contract year the Annual Step-Up Amount equals the greater of (1) the Annual Step-Up amount at the end of the prior contract year, plus any premium payments made since the end of the prior contract year, less any adjusted partial withdrawals made since the end of the prior year; or (2) the Contract Value.

  Modified Premium Payments: Modified Premium Payments equal the sum of all premium payments made less any withdrawals of premiums. If there are no withdrawals or the withdrawal does not exceed the difference between the Contract Value and cumulative premiums made, the value is zero.

  Relief Amount: the Relief Amount is equal to the Contract Value less modified premium payments, not to exceed the following maximum amount:

  . When the age of the eldest owner on the Contract Date is less than 70, the maximum relief amount equals 200% multiplied by:

     1) the sum of modified premium payments (made prior to the date of the death benefit calculation) minus
     2) the sum of premium payments (made during the prior 12 months of the death benefit calculation date).

  . When the eldest owner on the Contract Date has attained age 70 but has not attained age 76, the maximum relief amount equals 100% multiplied by:

     1) the sum of modified premium payments (made prior to the date of the death benefit calculation) minus
     2) the sum of premium payments (made during the 12 months prior to the death benefit calculation date).

  Death benefit proceeds will be payable in a single lump sum, and you should know that we offer the Phoenix Concierge Account ("PCA") as the default method of payment for all death claims greater or equal to $5,000 when the beneficiary is an individual, trust or estate. The PCA is generally not offered to corporations or similar entities. The PCA is an interest bearing checking account that is made available to beneficiaries in lieu of a single check.

  The PCA is not insured by the FDIC, NSUSIF, or any other state or federal agency which insures deposits. The guarantee of principal is based on the claims-paying ability of the company. Also, if the recipient chooses, death benefit proceeds will be payable in the form of an annuity option. Any such annuity option is subject to all restrictions (including minimum amount requirements) as are other annuities under this contract. In addition, there may be legal requirements that limit the recipient's annuity options and the timing of payments. See "Distributions at Death" under "Federal Income Taxes." A recipient should consult a qualified tax adviser before electing to receive an annuity.

  Depending upon state law, the amounts paid to the owner may avoid probate and the death benefit may be reduced by any tax due. For more information, see "Tax." and "Distribution at Death" under "Federal Income Taxes." We reserve the right to discontinue offering any one of the available Death Benefit Options in the future.

  If you are the beneficiary of a deceased Owner's contract and are utilizing this contract as an Inherited/Stretch Annuity, only the Return of Premium death benefit is available to you.

Additional Optional Death Benefit under GMAB/GMWB Combination Rider (Phoenix Retirement Protector)
--------------------------------------------------------------------------------

  If you elect the Phoenix Retirement Protector, you may also elect an optional guaranteed minimum death benefit (GMDB) for an additional charge. The optional GMDB provides you with an opportunity to receive a death benefit amount over and above the contract's death benefit.

  The GMDB guarantees a minimum death benefit if the GMDB Benefit Base, which is the same as the GMWB Benefit Base prior to the GMDB Maximum Age, is greater than the death benefit payable under the contract when any Covered Person dies prior to the earliest of: 1) the contract's maturity date, 2) the date the Contract Value is reduced to zero, or 3) the rider anniversary following the date the oldest Covered Person attains a particular age specified in the rider (the GMDB Maximum Age).

  If the GMDB Benefit Base is greater than the death benefit payable under the contract, the optional GMDB guarantees an additional death benefit amount. This guaranteed amount is the difference between the contract's death benefit and the GMDB Benefit Base. This optional component does not provide any value once the Contract Value goes to zero or the oldest Covered Person attains the GMDB Maximum Age.

  Please refer to the section entitled "Optional Guaranteed Minimum Death Benefit (GMDB) Component" under "Phoenix Retirement Protector" for further information.

How Premium Enhancement Affects Death Benefit
--------------------------------------------------------------------------------

  Subject to state availability, this contract offers a Premium Enhancement feature. You can elect the Premium Enhancement feature for your contract only at the time you apply for your contract and the election is irrevocable. If you purchase this feature, a Premium Enhancement will be credited to your contract value at the time the initial premium payment and each subsequent premium payment is applied to the contract. Any Premium Enhancement credited to the Contract Value is not considered a premium payment and will be considered as "earnings." The Enhancement is treated as "earnings" and included in Contract Value for purposes of determining the guaranteed benefit under the contract's death benefit option or any additional optional death benefit. Subject to SEC approval, we will deduct any Premium Enhancement credited to the Contract Value if the Premium Enhancement was credited 12 months prior to the contract owner's death, unless a spousal continuation is in effect. However, in no event will the amount payable upon death be less than a return of premium, even after the deduction of any Premium Enhancement. Please refer to the section entitled "Premium Enhancement" for further information.

Internet, Interactive Voice Response and Telephone Transfers
--------------------------------------------------------------------------------

  You may transfer your Contract Value among the available investment options and make changes to your premium payment allocations by Internet, Interactive Voice Response ("IVR") or telephone. The Company may discontinue any of these options and may provide other options at any time.

  Phoenix and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions on tape. You will receive written confirmation of all transfers. Phoenix and PEPCO may be liable for following unauthorized instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that Phoenix and PEPCO reasonably believe to be genuine.

  We may modify or terminate your transfer and allocation privileges. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.


  If you have authorized your registered representative to make transfers on your behalf, he or she may submit your transfer request in a batch of requests for multiple contract owners. Like an individual transfer request, the transfer request must be submitted in good order to be processed.


  Prior to the Maturity Date of your contract, you may elect to transfer all or any part of the Contract Value among one or more investment options or the GIA subject to the limitations established for the GIA. A transfer from an investment option will result in the redemption of Accumulation Units and, if another investment option is selected, in the purchase of Accumulation Units. The exchange will be based on the values of the Accumulation Units next determined after the receipt by our Annuity Operations Division of notice of election in a form satisfactory to us. A transfer among investment options or the GIA does not automatically change the premium payment allocation schedule of your contract.

  You may also request transfers and changes in premium payment allocations among available investment options or the GIA by Internet, Interactive Voice Response and telephone by calling us at 800/541-0171 between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time on any Valuation Date, or by writing to the address listed on the first page of this prospectus. You may permit your registered representative to submit transfer requests on your behalf. We will employ reasonable procedures to confirm that transfer instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All transfers and allocation changes will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following transfer instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These transfer and allocation change privileges may be modified or terminated at any time on a case-by-case basis. In particular, during times of extreme market volatility, transfer privileges may be difficult to exercise. In such cases you should submit written instructions.

  Unless we otherwise agree or unless the Dollar Cost Averaging Program has been elected, (see below), you may make only one transfer per contract year from the GIA. Nonsystematic transfers from the GIA will be made on the date of receipt by our Annuity Operations Division except as you may otherwise request. For nonsystematic transfers, the amount that may be transferred from the GIA at any one time cannot exceed the greatest of $1,000 or 25% of the Contract Value in the GIA at the time of transfer.

  No surrender charge will be assessed when a transfer is made. The date a premium payment was originally credited for the purpose of calculating the surrender charge will remain the same. Currently, 12 transfers are permitted from the investment options and one transfer from the GIA; however, we reserve the right to change our policy to limit the number of transfers made during each contract year if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Contract Owners. There are additional restrictions on transfers from the GIA as described above and in the section titled, "GIA." Transfers to the GIA are not permitted during the first Contract Year. After the first Contract Year, a transfer into the GIA will not be permitted if such transfer would cause the percentage of the Contract Value in the GIA to exceed the Maximum GIA Percentage shown on the schedule page.

Market Timing and Other Disruptive Trading
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  We discourage market timing activity, frequent transfers of contract value among investment options and other activity determined to be "Disruptive Trading", as described below. Your ability to make transfers among investment options under the contract is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes "Disruptive Trading" that may disadvantage or potentially harm the rights or interests of other contract owners.

  "Disruptive Trading" includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

.. dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

.. an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

..  increased brokerage and administrative expenses.

  To protect our contract owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

  Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your contract, we may (but are not obligated to):

.. limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

.. restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to our Service Center by first class U.S. mail and/or rescind telephone, internet, IVR or fax transfer privileges),

.. require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

.. implement and administer redemption fees on short-term trading that may be imposed by one or more of the underlying funds, or

..  impose other limitations or restrictions.

  Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a contract owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other contracts owned by or under the control or influence of the same individual or entity. If you have authorized your registered representative to make transfers on your behalf, he or she may submit your transfer request in a batch of requests for multiple contract owners. We monitor these transfers on an individual basis, rather than on a batch basis. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.


  Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will to the best of our ability apply these policies uniformly. Consequently, there is a risk that some contract owners could engage in Disruptive Trading while others will bear the effects of their activity.


  Currently we attempt to detect Disruptive Trading by monitoring activity for all contracts. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. Regardless of whether a warning letter is sent, once we determine that Disruptive Trading activity has occurred, we may revoke the owner's right to make Internet and IVR transfers. We will notify contract owners in writing (by mail to their address of record on file with us) if we limit their trading.


  We have adopted these policies and procedures as a preventative measure to protect all contract owners from the potential affects of Disruptive Trading, while recognizing the need for contract holders to have available reasonable and convenient methods of making transfers that do not have the potential to harm other contract owners.

  We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate Internet, IVR, telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

  We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a contract owner's Internet, IVR, telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some contract owners may be treated differently than others, resulting in the risk that some contract owners could engage in Disruptive Trading while others will bear the effects of their activity.

  Orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. Phoenix has entered into information sharing agreements with the underlying funds of this variable product as required by Rule 22c-2 under the Investment Company Act of 1940. The purpose of the information sharing is to provide information to the underlying funds so that they can monitor, warn, and restrict policyholders who may be engaging in disruptive trading practices as determined by the underlying funds. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason. We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement.

  We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy.

The Annuity Period
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  The annuity period begins after the accumulation period of the contract, when annuity payments are made to you.

Annuity Payments
  Annuity payments will begin on the contract's Maturity Date if the owner is alive and the contract is still in force. Beginning on the Maturity Date, investment in the Separate Account is continued unless a Fixed Payment Annuity is selected. Surrender charges will not be imposed when you begin taking annuity payments on or after the contract's Maturity Date. In addition, no surrender charge will be taken after the annuity period has begun except with respect to unscheduled withdrawals under Annuity Payment Options K or L. If you have not selected an Annuity Payment Option by the Maturity Date, the default is Annuity Payment Option I--Variable Life Annuity with 10-Year Period Certain. For more information, see "Annuity Payment Options."

  If the amount to be applied on the Maturity Date is less than $2,000, we may pay such amount in one lump sum in lieu of providing an annuity. If the initial monthly annuity payment under an Annuity Payment Option would be less than $20, we may make a single sum payment equal to the total Contract Value on the date the initial annuity payment would be payable, or make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

  Your contract specifies a Maturity Date at the time of its issuance. However, you may subsequently elect a different Maturity Date. The Maturity Date may not be earlier than the fifth contract anniversary. The latest Maturity Date is the contract anniversary nearest the Annuitant's 95/th/ birthday or ten years from the Contract Date, unless agreed otherwise. Generally, under qualified plans and Individual Retirement Annuities ("IRA"), distributions from the contract should begin no later than April 1/st/ of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to IRAs. Distributions can be made through maturity of the contract or by periodic withdrawals.

  The Maturity Date election must be made by written notice and must be received by our Annuity Operations Division 30 days before the default Maturity Date. The default Maturity Date will be no later than the younger Annuitant's 95/th/ birthday or ten years from the Contract Date. Particular care should be taken in electing the Maturity Date of a contract issued under a Tax Sheltered Annuity (TSA), a Keogh Plan or an IRA plan. For more information, see "Tax Sheltered Annuities," "Keogh Plans" and "Individual Retirement Accounts."

Annuity Payment Options
  Unless an alternative Annuity Payment Option is elected on or before the Maturity Date, the amounts held under a contract on the Maturity Date will be applied to provide a Variable Life Annuity with 10-Year Period Certain (Option
I) as described below. Instead of Option I, you may, by sending a written request to our Annuity Operations Division on or before the Maturity Date of the contract, elect any of the other Annuity Payment Options described below. After the first annuity payment, you may not change the elected Annuity Payment Option. No surrender charge will be assessed under any Annuity Payment Option, unless unscheduled withdrawals are made under Variable Annuity Payment Options K or L.

  With the exception of the Fixed Annuity Payment Options and Annuity Payment Option L, each annuity payment will be based upon the value of the annuity units credited to the contract. The number of annuity units in each investment option to be credited is based on the value of the Accumulation Units in that investment option and the applicable annuity payment rate. The contract is issued with guaranteed minimum annuity payment rates, however, if the current rate is higher, we'll apply the higher rate. The annuity payment rate differs according to the Annuity Payment Option selected and the age of the Annuitant(s). The annuity payment rate is applied and will determine all annuity payments for the fixed Annuity Payment Options and the first annuity payment for the variable Annuity Payment Options. The value of the annuity units will vary with the investment performance of each investment option to which annuity units are credited.

  The initial annuity payment will be calculated based on an assumed investment return of 4.5% per year. This rate is a fulcrum return around which variable annuity payments will vary to reflect whether actual investment experience of the investment option is better or worse than the assumed investment return. The assumed investment return is set at the time of your first annuity payment. If investment performance is higher than the assumed investment return, your subsequent annuity payments will be larger than your first annuity payment. However, if investment performance is lower than the assumed investment rate, your subsequent annuity payments will be less than the first annuity payment. If the assumed and actual investment performances are the same, your annuity payments will be level. The assumed investment return and the calculation of variable annuity payments for a 10-year period certain variable payment life annuity and for Annuity Payment Options J and K described below are described in more detail in the contract and in the SAI.

  The level of annuity payments payable under the following Annuity Payment Options is based upon the option selected.

  In addition, factors such as the age at which annuity payments begin, the form of annuity, annuity payment rates, assumed investment rate (for variable annuity payments) and the frequency of annuity payments will affect the level of annuity payments. The longer the duration and more frequent the payments, the lower the annuity payment amount.

  The assumed investment rate is 4.5% per year. We use this rate to determine the first annuity payment under Variable Annuity Payment Options I, J, K, M and
N. Under Option L, We determine the amount of the annual distribution by dividing the amount of Contract Value as of the payment calculation date by the life expectancy of the Annuitant or the joint life expectancy of the Annuitant and Joint Annuitant at that time.

  We deduct a daily charge for mortality and expense risks and a daily administrative fee from Contract Values held in the investment options. For more information, see "Charges For Mortality and Expense Risks" and "Charges for Administrative Services." Therefore, electing Option K will result in a deduction being made even though we assume no mortality risk under that option.

  The following are descriptions of the Annuity Payment Options available under a contract. These descriptions should allow you to understand the basic differences between the options, however, you should contact our Annuity Operations Division well in advance of the date you wish to elect an option to obtain estimates of annuity payments under each option.

Option A--Life Annuity with Specified Period
  A fixed payout annuity payable monthly while the Annuitant is living or, if later, the end of the specified period certain. The period certain may be specified as 5, 10, or 20 years. The period certain must be specified at the time this option is elected.

Option B--Non-Refund Life Annuity
  A fixed payout annuity payable monthly while the Annuitant is living. No monthly payment, death benefit or refund is payable after the death of the Annuitant.

Option C--[Reserved]

Option D--Joint and Survivor Life Annuity
  A fixed payout annuity payable monthly while either the Annuitant or Joint Annuitant is living. You must designate the Joint Annuitant at the time you elect this option. The Joint Annuitant must be at least age 40 on the first payment calculation date.

Option E--Installment Refund Life Annuity
  A fixed payout annuity payable monthly while the Annuitant is living. If the Annuitant dies before the annuity payments made under this option total an amount which refunds the entire amount applied under this option, we will make a lump sum payment equal to the entire amount applied under this option less the sum of payments already made.

Option F--Joint and Survivor Life Annuity with 10-Year Period Certain
  A fixed payout annuity payable monthly while either the Annuitant or joint Annuitant is living, or if later, the end of 10 years. You must designate the Joint Annuitant at the time you elect this option. The Joint Annuitant must be at least age 40 on the first payment calculation date.

Option G--Payments for Specified Period
  A fixed payout annuity payable monthly over a specified period of time. Payments continue whether the Annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the Annuitant. However, if the beneficiary of any death benefits payable under this contract elects this payment option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary.

Option H--Payments of Specified Amount
  Equal income installments of a specified amount are paid until the principal sum remaining under this option from the amount applied is less than the amount of the installment. When that happens, the principal sum remaining will be paid as a final payment. The amount specified must provide for payments for a period of at least 5 years.

Option I--Variable Life Annuity with 10-Year Period Certain
  A variable payout annuity payable monthly while the Annuitant is living or, if later, for ten years. If the beneficiary of any death benefits payable under this contract elects this option, the period certain will equal the shorter of 10 years or the life expectancy of such beneficiary.

Option J--Joint Survivor Variable Life Annuity with 10-Year Period Certain
  A variable payout annuity payable monthly while either the Annuitant or joint Annuitant is living, or if later, the end of 10 years. You must designate the Joint Annuitant at the time you elect this option. The Joint Annuitant must be at least age 40 on the first payment calculation date. This option is not available for the payment of any death benefit under this contract.

Option K--Variable Annuity for a Specified Period
  A variable payout annuity payable monthly over a specified period of time. Payments continue whether the Annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the Annuitant. However, if the beneficiary of any death benefits payable under this contract elects this payment option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary. This option also provides for unscheduled withdrawals. An unscheduled withdrawal will reduce the number of fixed annuity units in each investment option and affect the amount of future payments. For details, see "Variable Annuity Payments" and "Calculation of Annuity Payments" in the SAI.

Option L--Variable Life Expectancy Annuity
  This option provides a variable income which is payable over the Annuitant's annually recalculated life expectancy or the annually recalculated life expectancy of the Annuitant and joint Annuitant. This option also provides for unscheduled withdrawals. An unscheduled withdrawal will reduce the Contract Value and affect the amount of future payments. Upon the death of the Annuitant (and joint Annuitant, if applicable), any remaining Contract Value will be paid in a lump sum to the beneficiary. For details, see "Variable Annuity Payments" and "Calculation of Annuity Payments" in the SAI.

Option M--Unit Refund Variable Life Annuity
  This option provides variable monthly payments as long as the Annuitant lives. In the event of the death of the Annuitant, the monthly payments will stop and the beneficiary will receive a lump sum payment equal to the value of the remaining annuity units. This value is equal to the sum of the number of remaining annuity units for each investment option multiplied by the current Annuity Unit Value for that investment option. The number of remaining annuity units for each investment option will be calculated as follows:

1.the net amount in the investment option applied under this option on the first payment calculation date divided by the corresponding Annuity Unit Value on that date, minus

2.the sum of the annuity units released from the investment option to make the payments under this option.

  You may not transfer any assets under Annuity Payment Option M, unless we agree otherwise.

Option N--Variable Non-Refund Life Annuity
  A variable payout annuity payable monthly while the Annuitant is living. No monthly payment, death benefit or refund is payable after the death of the Annuitant.

Other Options and Rates
  We may offer other annuity payment options at the time a contract reaches its Maturity Date. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current settlement rates shall be used in determining the amount of any annuity payment under the Annuity Payment Options above.

Other Conditions
  Federal income tax requirements currently applicable to most qualified plans provide that the period of years guaranteed under joint and survivorship annuities with specified periods certain (see "Option F" and "Option J" above) cannot be any greater than the joint life expectancies of the payee and his or her spouse.

  Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Distributions from qualified plans generally must begin by the later of actual retirement or April 1 of the year following the year participants attain age 70 1/2. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions ("LEDs"). An LED program is available to participants in qualified plans or IRAs. Requests to elect this program must be made in writing.

  Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges, even if the minimum distribution exceeds the free withdrawal amount. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least nine years and are in excess of both the minimum distribution and the free withdrawal amount will be subject to any applicable surrender charge.

  If the initial monthly annuity payment under an annuity payment option would be less than $20, we may make a single sum payment equal to the Contract Value on the date the initial annuity payment would be payable, in place of all other benefits provided by the contract, or may make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

  Currently, transfers between investment options are available for amounts allocated to any of the variable annuity payment options except Annuity Payment Option M.

Payment Upon Death After Maturity Date
  If an owner dies on or after the Maturity Date and there is no surviving owner, any remaining certain period annuity payments will be paid to the beneficiary under the annuity payment option in effect on the date of death. Generally, payments may not be deferred or otherwise extended. If there is a surviving owner, the payments continue as if there had been no death. For information regarding the Inherited/Stretch Annuity feature of this contract, see the section of this prospectus entitled "Inherited/Stretch Annuity Feature."

  If the Annuitant and joint Annuitant, if any, die and are survived by any owner(s), any remaining certain period annuity payments will be paid to such owner(s). Payments will continue under the annuity payment option in effect at the date of death and may not be deferred or otherwise extended.

Variable Account Valuation Procedures
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Valuation Date
  A Valuation Date is every day the New York Stock Exchange ("NYSE") is open for trading and we are open for business. However, transaction processing may be postponed for the following reasons:

1.the NYSE is closed or may have closed early;

2.the SEC has determined that a state of emergency exists; or

3.on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day).

  The NYSE Board of Directors reserves the right to change the NYSE schedule as conditions warrant. On each Valuation Date, the value of the Separate Account is determined at the close of the NYSE (usually 4:00 p.m. eastern time).

Valuation Period
  Valuation period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

Accumulation Unit Value
  The value of one Accumulation Unit was set at $1.000 on the date assets were first allocated to an investment option. The value of one Accumulation Unit on any subsequent Valuation Date is determined by multiplying the immediately preceding Accumulation Unit Value by the applicable net investment factor for the valuation period ending on such Valuation Date. After the first valuation period, the Accumulation Unit Value reflects the cumulative investment experience of that investment option.

Net Investment Factor
  The net investment factor for any valuation period is equal to 1.000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each investment option, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the investment option for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for mortality and expense risk fees and daily administration fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the investment option at the beginning of the valuation period.

Service Providers
  Under an Administrative and Accounting Services Agreement between PNC Global Investment Servicing ("PNC") (formerly PFPC, INC.) and the Company, PNC provides certain services related to the Separate Account. These services include computing investment option unit value for each investment option of the Separate Account on each valuation date, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The principal business address of PNC is 301 Bellevue Parkway, 2/nd/ Floor, Wilmington, DE.


  Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the contract owner, for use in conjunction with the contract. The principal business address of Ibbotson Associates is 225 North Michigan, 7/th/ Floor, Chicago, IL.


  Under a contract with PLIC, Tata Consulting Services augments our U.S. based staff in processing premium payments, investment option transfers, asset allocation changes, changes of address, and issuance of new variable annuity business. The principal business address of Tata Consulting Services is 101 Park Avenue, 26/th/ Floor,
New York, NY.

Miscellaneous Provisions
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Assignment
  Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract to a spouse or a grantor trust. This assignment may result in taxable income to the Contract Owner. We will not be on notice of such an assignment unless we receive written notice of such assignment filed with our Annuity Operations Division.

  A pledge or assignment of a contract is treated as payment received on account of a partial surrender of a contract. For more information, see "Surrenders or Withdrawals Prior to the Contract Maturity Date." Transfer of ownership will nullify the original death benefit option and the death benefit option will become Death Benefit Option 1.

  In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans or IRAs may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person.

Payment Deferral
  Payment of the Contract Value, attributable to the Separate Account, in a single sum upon a withdrawal or full surrender of the contract will ordinarily be made within 7 days after receipt of the written request by our Annuity Operations Division. However, we may postpone payment of the value of any Accumulation Units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted,
(c) when an emergency exists as a result of which disposal of securities in the Series is not reasonably practicable or it is not reasonably practicable to determine the Contract Value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

  Payment of the Contract Value attributable to the GIA may be deferred for 6 months from the date of receipt of a withdrawal or surrender request at our Annuity Operations Division. If payment is delayed for more than 10 days, we will credit additional interest at a rate equal to that paid under Annuity Options G and H.

Suspension of Payments or Transfers
  Payment of the Contract Value, attributable to the Separate Account, in a single sum upon a death claim, withdrawal or full surrender of the contract will ordinarily be made within at least 7 days after receipt of the written documentation in good order. However, we may postpone payment of the value of any Accumulation Units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the Series is not reasonably practicable or it is not reasonably practicable to determine the Contract Value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

Free Look Period
  We may mail the contract to you or we may deliver it to you in person. You may return a contract for any reason within ten days after you receive it and receive in cash the
Contract Value plus any charges made under this contract as of the date of cancellation (A longer Free Look Period may be required by your state). You may receive more or less than the initial premium payment depending on investment experience within the investment options during the Free Look Period. If a portion or all of your initial premium payment has been allocated to the GIA, we also will refund any earned interest. If a portion or all of your initial premium payment has been allocated to the MVA, we will apply the Market Value Adjustment that can increase or decrease your initial premium payment. We will consider Premium Enhancements credited to the contract as "earnings" and therefore part of Contract Value. If applicable state law requires a return of premium payments, we will return the greater of premium payments less any withdrawals or the Contract Value less any applicable surrender charges.

  We have applied to the Securities and Exchange Commission (SEC) for permission to deduct any Premium Enhancements made to your Contract upon the Contract's cancellation during the free look period (as well as under other circumstances described in this prospectus). We will not deduct Premium Enhancements upon cancellation of the Contract unless, and if applicable, until the SEC grants us permission.

  If we receive permission from the SEC, we will deduct Premium Enhancements from payments made to you as a result of Contract cancellation. In this case, you will bear the investment risk of any Premium Enhancements made under the Contract. For example, if applicable state law provides for a return of Contract Value, we will return to you your Contract Value plus any charges, and less any applicable Premium Enhancement made under this Contract as of the date of cancellation. Our deduction of the Premium Enhancement in this case will not be adjusted for investment performance. Therefore, although you will benefit from any investment gain on the Premium Enhancement, if it experiences an investment loss, we will still deduct the original Premium Enhancement amount. If applicable state law requires a return of premium, we will return to you the greater of; 1) premium payments paid less any withdrawals and Premium Enhancements credited to the contract, or 2) the Contract Value plus any charges, and less any applicable Premium Enhancement made under this contract as of the date of cancellation.

  You should know that in a declining market, your Contract Value may be even less than your initial investment.

Amendments to Contracts
  Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in federal or state tax law may require a change in contract administration. Upon any such tax law change, we will administer the contract so that it will be in continued compliance with applicable provisions of any state or federal tax law. Changes in the contract may need to be approved by Contract Owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

Substitution of Fund Shares
  If, in the judgment of Phoenix's management, one or more of the funds becomes unsuitable for investment by Contract Owners, we reserve the right to substitute Accumulation Units of another investment option for Accumulation Units already purchased or to be purchased in the future by premium payments under this contract. Any substitution will be subject to approval by the SEC, if required, and where required one or more state insurance departments.

Ownership of the Contract
  Ordinarily, the purchaser of a contract is both the owner and the Annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the Annuitant. More than one owner may own a contract as joint owner. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

Inherited/Stretch Annuity Feature
  This Contract provides for an Inherited/Stretch Annuity Feature that may be requested by the beneficiary of a deceased Contract Owner's interest. Under this Feature we will administer the Contract to accommodate an inherited or "stretch" payout. A stretch payout is a method in which the death benefit is paid out over a period of time, which is generally based upon the life expectancy of the beneficiary. By electing a stretch payout, a death benefit beneficiary can "stretch" payments over his or her life expectancy rather than receive the entire death benefit in one lump sum or within five years of the Contract Owner's death. The amount of each stretch payment will be at least the required minimum distribution ("RMD") required under the Internal Revenue Code and its accompanying rules and regulations (see "Federal Income Taxes"). Electing a "stretch" payout may provide tax advantages to the beneficiary.

  This Feature is available to an individual or trust beneficiary of an Individual Retirement Account (IRA), (including a Roth IRA), or Qualified Plan or to an individual beneficiary of a Non-Qualified contract issued by Phoenix (or its affiliates) or issued by a company unaffiliated with Phoenix. If the beneficiary of a contract issued by a company unaffiliated with Phoenix purchases this Phoenix Flexible Retirement Choice/sm/ Contract for this Feature, then all contract rights will be available to the purchaser. However, if a beneficiary of this Phoenix Flexible Retirement Choice/sm/ Contract elects this Feature, only certain rights will remain with the beneficiary because a beneficiary does not retain the same rights under this Contract as the deceased owner. Certain limitations, considerations and tax implications apply to this Feature and may differ depending upon whether you have a IRA/Qualified or Non-Qualified Plan and whether the beneficiary is an individual or a trust.

  If this Feature is elected, we will calculate the RMD under the Internal Revenue Code ("Code") and its accompanying rules and regulations and will distribute this calculated amount to the beneficiary. However, it is the responsibility of the beneficiary to ensure that the correct RMD is actually withdrawn from the contact each year.

  The following guidelines will apply when we administer this Feature:

.. We will calculate the RMD each year in accordance with the Code using the Fair Market Value (year-end account value, plus any actuarial value assigned to living benefits) of the account.

.. With certain limitations, a beneficiary's share of the death benefit will be distributed over his or her life expectancy, based on IRS tables. If there are multiple beneficiaries and a separate beneficiary account is not established by December 31/st/ of the calendar year following the year of death, the death benefit will be distributed over the life expectancy of the oldest beneficiary.

.. For a Non-Qualified contract, if the deceased Owner had begun receiving annuitization proceeds, the RMD payments will be based on the life expectancy of the deceased Owner at the time of death.

.. If the beneficiary is a non-natural person under an IRA/Qualified plan, and the deceased Owner died after his or her required beginning distribution date, we will use the remaining life expectancy of the deceased to compute remaining payments.

.. The annual RMD must be withdrawn each year. For a Non-Qualified contract, the first RMD must be distributed no later than the anniversary of the deceased Owner's date of death. For IRAs/Qualified plans, the first RMD must be distributed on or before December 31/st/ of the calendar year following the year of the deceased's death.

.. For an IRA/Qualified plan, if the beneficiary is a surviving spouse, the surviving spouse beneficiary can postpone RMDs until the year the deceased spouse would have turned 70 1/2. In the alternative, the spouse can also add the IRA/Qualified plan proceeds to his or her own IRA and delay RMDs until the surviving spouse turns 70 1/2.

.. For a Non-Qualified contract, if the beneficiary is a surviving spouse, the surviving spouse can take the contract as his or her own and delay RMDs until the surviving spouse's death.

.. The RMD may be paid on an installment basis with the payment frequency chosen by the beneficiary; in all cases, the RMDs must be paid at least annually.

.. In addition to RMD amounts, additional funds may be withdrawn from the Contract. Any withdrawal in excess of the RMD may be subject to a surrender charge (see the sections of this prospectus entitled "Summary of Expenses" and "Surrender of Contracts and Withdrawals").

.. The beneficiary who elects this Feature may continue or change the funding vehicle that the deceased Owner selected.

  For more information regarding our administration of this feature, please see your Required Minimum Distribution (RMD) Request and Acknowledgment Form. This feature may not be suitable for some beneficiaries. We are not providing tax, financial or legal advice. You should consult with your financial professional and tax adviser to determine whether this feature is right for you. This feature may not be available in all states.

Federal Income Taxes
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Introduction
  The contracts are designed for use with retirement plans which may or may not be tax-qualified plans ("qualified plans") or Individual Retirement Annuities
(IRAs) under the provisions of the Internal Revenue Code of 1986, (the "Code"). The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the Contract Owner, Annuitant or beneficiary depends on our income tax status, on the type of retirement plan for which the contract is purchased, and upon the income tax and employment status of the individual concerned.

  The following discussion is general in nature and is not intended as individual tax advice. The income tax rules are complicated and this discussion is intended only to make you aware of the issues. Each person should consult an independent tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the tax status of the contracts or any transactions involving the contracts either currently or in the future. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. From time to time, there are proposals in Congress that would impact the taxation of annuity contracts and/or qualified plans; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this contract. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses.

Income Tax Status
  We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Separate Account is not a separate entity from Phoenix and its operations form a part of Phoenix, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the Contract Value. Under existing federal income tax law, the Separate Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

Taxation of Annuities in General--Nonqualified Plans
  Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases, the increase in value may be subject to tax currently. See "Distribution-at-Death Rules," "Contracts Owned by Non-Natural Persons," "Owner Control" and "Diversification Standards" below.

  As the owner of the contract, you may elect one of the available death benefit guarantees under the contract. One or more of the options available may, in some cases, exceed the greater of the sum of premium payments or the Contract Value. The IRS may take the position with respect to these death benefit guarantees that they are not part of the annuity contract. In such a case, the charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchase payments for the contract would not be deductible. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit guarantee under this contract or any amendments, benefits or endorsements to the contract.

Surrenders or Withdrawals Prior to the Contract Maturity Date
  Code Section 72 provides that a withdrawal or surrender of the contract prior to the contract Maturity Date will be treated as taxable income to the extent the amounts held under the contract exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of purchase payments by or on behalf of an individual under a contract that have not been excluded from the individual's gross income. The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received in excess of the "investment in the contract" on account of a withdrawal or surrender of a contract. For purposes of this rule, a pledge, loan or assignment of a contract is treated as a payment received on account of a withdrawal from a contract.

Surrenders or Withdrawals On or After the Contract Maturity Date
  Upon receipt of a lump sum payment under the contract, the recipient is taxed on the portion of the payment that exceeds the investment in the contract. Ordinarily, such taxable portion is taxed as ordinary income.

  For amounts received as an annuity, which are amounts payable at regular intervals over a period of more than one full year from the date on which they are deemed to begin, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

  Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain types of qualified plans, there may be no investment in the contract resulting in the full amount of the payments being taxable. For annuities issued in connection with qualified employer retirement plans, a simplified method of determining the exclusion ratio applies. This simplified method does not apply to IRAs.

  Withholding of federal income taxes on all distributions may be required unless the recipient properly elects not to have any amounts withheld and notifies our Annuity Operations Division of that election on the required forms and under the required certifications. Certain contract owners cannot make this election.

Penalty Tax on Certain Surrenders and Withdrawals--Nonqualified Contracts
  Amounts surrendered, withdrawn or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Contract Owner (or where the Contract Owner is not an individual, the death of the "primary Annuitant," defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a Series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code Section 72(t) relating to distributions from qualified retirement plans and to a special penalty of 25% applicable specifically to SIMPLE IRAs or other special penalties applicable to Roth
IRAs); (v) allocable to investment in the contract before August 14, 1982;
(vi) under a qualified funding asset (as defined in Code Section 130(d));
(vii) under an immediate annuity contract (as defined in Code
Section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

  Separate tax withdrawal penalties apply to qualified plans. See "Penalty Tax on Certain Surrenders and Withdrawals from Qualified Plans."

Additional Considerations

Distribution-at-Death Rules
  In order to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the Contract Owner dies on or after the contract Maturity Date, and before the entire interest in the contract has been distributed, the remainder of the Contract Owner's interest will be distributed at least as rapidly as the method in effect on the Contract Owner's death; and (b) if a Contract Owner dies before the contract Maturity Date, the Contract Owner's entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the Contract Owner's date of death. If the beneficiary is the spouse of the Contract Owner, the contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as Contract Owner. Similar distribution requirements apply to annuity contracts under qualified plans. However, a number of restrictions, limitations and special rules apply to qualified plans and Contract Owners should consult with their tax advisor.

  If the primary Annuitant, which is not the Contract Owner, dies before the Maturity Date, the owner will become the Annuitant unless the owner appoints another Annuitant. If the Contract Owner is not an individual, the death of the primary Annuitant is treated as the death of the Contract Owner. In addition, when the Contract Owner is not an individual, however, a change in the primary Annuitant is treated as the death of the Contract Owner. Finally, in the case of non-spousal joint Contract Owners, distribution will be required at the earliest death of any of the Contract Owners.

  If the Contract Owner or a joint Contract Owner dies on or after the Maturity Date, the remaining payments, if any, under the Annuity Payment Option selected will be made at least as rapidly as under the method of distribution in effect at the time of death.

  Any death benefits paid under the contract are taxable to the beneficiary at ordinary rates to the extent amounts exceed investment in the contract. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Transfer of Annuity Contracts
  Transfers of nonqualified contracts prior to the Maturity Date for less than full and adequate consideration to the Contract Owner at the time of such transfer, will trigger taxable income on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the Contract Owner's income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Contracts Owned by Non-Natural Persons
  If a non-natural person (for example, a corporation) holds the contract, the income on that contract (generally the increase in the net surrender value less the premium payments paid) is includable in income each year. The rule does not apply where the non-natural person is an agent for a natural person, such as a trust in which the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under a qualified plan, a TSA program or an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan.

Section 1035 Exchanges
  Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. For non-qualified contracts, the contract proceeds must be transferred directly from one insurer to another insurer; they cannot be sent to the policyowner by the original insurer and then transmitted from the policyowner to the new insurer. For IRA and qualified plan contracts, the proceeds can be transmitted through the policyowner if specific conditions are met. Exchanges are permitted of the entire contract or a portion of the contract. Numerous rules and procedures apply to Code Section 1035 transactions. Prospective Contract Owners wishing to take advantage of Code
Section 1035 should consult their tax advisors.

Multiple Contracts
  Code Section 72(e)(12)(A)(ii) provides that for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer (or affiliate) to the same Contract Owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract Maturity Date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

  The U.S. Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same Contract Owner. Accordingly, a Contract Owner should consult a competent tax advisor before purchasing more than one contract or other annuity contracts in the same year.

Owner Control
  For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate Account Values from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

  In 2003, the Internal Revenue Service ("IRS") in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

  The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the Contract Owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract, or agreement between the Contract Owner and Phoenix regarding the availability of a particular investment option and, other than the Contract Owner's right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

  At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment under section 72 of the Internal Revenue Code, Phoenix reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Diversification Standards

Diversification Regulations
  To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each Series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter, the Series' total assets be invested in no more than:

..  55% in any 1 investment

..  70% in any 2 investments

..  80% in any 3 investments

..  90% in any 4 investments

  A "look-through" rule applies to treat a pro rata portion of each asset of a Series as an asset of the Separate Account, and each Series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

  The Treasury Department has indicated that the Diversification Regulations do not provide exclusive guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the contract. We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

Diversification Regulations and Qualified Plans
  Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. All of the qualified plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified plan contracts from application of the diversification rules, all investments of the Phoenix Qualified Plan Contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for nonqualified contracts as well as qualified plan contracts.

Taxation of Annuities in General--Qualified Plans
  The contracts may be used with several types of IRAs and qualified plans:
Section 403(b) contracts (also referred to as Tax-Sheltered Annuities (TSAs) or Tax-Deferred Annuities (TDAs)), Roth 403(b) contracts, Traditional IRAs, SEP IRAs, SIMPLE IRAs, SARSEP IRAs, Roth IRAs, Corporate Pension and Profit-sharing Plans and State Deferred Compensation Plans will be treated, for purposes of this discussion, as qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made here to provide more than general information about the use of the contracts with the various types of qualified plans. Phoenix reserves the right at any time to discontinue the availability of this contract for use with qualified plans. Participants under such qualified plans as well as Contract Owners, Annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the contract issued in connection therewith. For example, Phoenix will accept beneficiary designations and payment instructions under the terms of the contract without review as to whether spousal consent may be required under the Retirement Equity Act ("REA"). Consequently, a Contract Owner's beneficiary designation or elected annuity payment option that does not follow the REA may not be enforceable.

  As the owner of the contract, you may elect one of the available death benefit guarantees under the contract. We are of the opinion that the death benefit guarantees available under the contract are part of the annuity contract. One or more of the death benefit guarantees available may exceed the greater of the sum of premium payments or the Contract Value. The contract and its amendments, benefits or endorsements (together referred to herein as the "contract") have not been reviewed by the IRS for qualification as an IRA or any other qualified plan. Moreover, the IRS has not addressed in a ruling of general applicability whether a death benefit option such as those available under the contract complies with the qualification requirements for an IRA or any other qualified plan. The language in the endorsements is intended to comply with the IRS model language provided under the List of Required Modifications (LRMs). There is no IRS requirement that the endorsements be approved by the IRS.

  There is a risk that the IRS would take the position that one or more of the death benefit guarantees are not part of the annuity contract. In such a case, charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchases for the contract would not be deductible. While we regard the death benefit guarantees available for your election under the contract as a permissible benefit under an IRA, the IRS may take a contrary position regarding tax qualification resulting in deemed distributions and penalty taxes. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit option under this contract for an IRA or other qualified plan.

  Certain death benefit guarantees may be purchased under your contract. IRA's and other qualified contracts generally may not invest in life insurance contracts. If you own an IRA or other qualified contract and purchase these death benefit guarantees, the IRS may consider these benefits "incidental death benefits." The Code imposes limits on the amount of the incidental death benefits allowable for qualified contracts.

If the death benefit(s) selected are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the IRA or qualified contract. Furthermore, the Code provides that the assets of an IRA (including a traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not be invested in life insurance, but may provide, in the case of death during the accumulation phase, for a death benefit payment equal to the greater of sum of premium payments (less withdrawals) or Contract Value. This contract offers death benefits, which may exceed the greater of sum of premium payments (less withdrawals) or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) or other qualified contract. That determination could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

  Distributions from qualified plans, including Section 403(b) Contracts eligible to be rolled over to new contracts but which are paid to the policyowner directly generally will be subject to 20 percent income tax withholding. Mandatory withholding can be avoided only if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA.

  The mandatory withholding rules apply to all taxable distributions from qualified plans or TSAs (not including IRAs), except (a) distributions required under the Code, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more and
(c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions).

  The contracts sold by Phoenix in connection with certain qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain nonqualified deferred compensation plans.

  Numerous changes have been made to the income tax rules governing qualified plans as a result of legislation enacted during the past several years, including rules with respect to: coverage, participation, maximum contributions, required distributions, penalty taxes on early or insufficient distributions and income tax withholding on distributions. The following are general descriptions of the various types of qualified plans and of the use of the contracts in connection therewith.

Tax Sheltered Annuities ("TSAs"), Tax Deferred Annuities ("TDAs"),
Section 403(b)
  Code Section 403(b) permits public school systems and certain types of charitable, educational and scientific organizations, generally specified in Code Section 501(c)(3), to purchase annuity contracts on behalf of their employees and, subject to certain limitations, allows employees of those organizations to exclude the amount of payments from gross income for federal income tax purposes. These annuity contracts are commonly referred to as TSAs, TDAs, or 403(b)s.

  Code Section 403(b)(11) imposes certain restrictions on a Contract Owner's ability to make withdrawals from, or surrenders of, Code Section 403(b) Contracts, if the cash withdrawn is attributable to payments made under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows a Contract Owner to make a surrender or withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, the distribution amount cannot include any income earned under the contract. Code Section 403(b)(11), applies only with respect to distributions from Code
Section 403(b) Contracts which are attributable to assets other than assets held as of the close of the last year beginning before January 1, 1989. Thus, the distribution restrictions do not apply to assets held as of December 31, 1988.

  In addition, in order for certain types of contributions under a Code
Section 403(b) Contract to be excluded from taxable income, the employer must comply with certain nondiscrimination requirements. The responsibility for compliance is with the employer and not with the issuer of the underlying annuity contract. If certain contractual requirements are met, loans may be made available under Internal Revenue Code Section 403(b) tax-sheltered annuity programs. A loan from a participant's Contract Value may be requested only if we make loans available with the contract and if the employer permits loans under their tax-sheltered annuity program. There are specific limits in the Code on the amount of the loan and the term of the loan. It is not the responsibility of the contract issuer such as Phoenix to monitor compliance with these requirements.

  If we are directed by the participant, the loan may be taken from specific investment options. Otherwise, the loan is taken proportionately from all investment options. The loan must be at least $1,000 and the maximum loan amount is the greater of: (a) 90% of the first $10,000 of Contract Value minus any withdrawal charge; and (b) 50% of the Contract Value minus any withdrawal charge. The maximum loan amount is $50,000. If loans are outstanding from any other tax-qualified plan, then the maximum loan amount of the contract may be reduced from the amount stated above in order to comply with the maximum loan amount requirements under Section 72(p) of the Code. Amounts borrowed from the GIA are subject to the same limitations as applies to transfers from the GIA; thus no more than the greatest of $1000 and 25% of the Contract Value in the GIA may be borrowed at any one time. Interest will be charged on the loan, in the amount set forth in the contract. This interest is payable to Phoenix.

  Loan repayments will first pay any accrued loan interest. The balance will be applied to reduce the outstanding loan balance and will also reduce the amount of the Loan Security Account by the same amount that the outstanding loan balance is reduced. The Loan Security Account is part of the general account and is the sole security for the loan. It is increased with all loan amounts taken and reduced by all repayments of loan principal. The balance of loan repayments, after payment of accrued loan interest, will be credited to the investment options of the Separate Account or the GIA in accordance with the participant's most recent premium payments allocation on file with us.

  Under Code section 72(p), if a loan payment is not paid within 90 days after the payment was due, then the entire loan balance plus accrued interest will be in default. In the case of default, the outstanding loan balance plus accrued interest will be deemed a distribution for income tax purposes, and will be reported as such pursuant to Internal Revenue Code requirements. At the time of such deemed distribution, interest will continue to accrue until such time as an actual distribution occurs under the contract.

Keogh Plans
  The Self-Employed Individual Tax Retirement Act of 1962, as amended permitted self-employed individuals to establish "Keoghs" or qualified plans for themselves and their employees. The tax consequences to participants under such a plan depend upon the terms of the plan. In addition, such plans are limited by law with respect to the maximum permissible contributions, distribution dates, nonforfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document must be adopted and implemented by the employer, as well as approved by the IRS.

Individual Retirement Annuities
  Code Sections 408 and 408A permit eligible individuals to contribute to individual retirement programs known as "Traditional IRAs", "Roth IRAs", "SEP IRA", "SARSEP IRA", "SIMPLE IRA", and "Deemed IRAs". Each of these different types of IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Participant loans are not allowed under IRA contracts. Details about each of these different types of IRAs are included in the respective contract endorsements.

Corporate Pension and Profit-Sharing Plans
  Code Section 401(a) permits corporate employers to establish various types of retirement plans for employees.

  These retirement plans may permit the purchase of the contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with Corporate Pension or Profit-sharing Plans should obtain independent tax advice as to the tax treatment and suitability of such an investment.

Deferred Compensation Plans With Respect to Service for State and Local Governments and Tax Exempt Organizations
  Code Section 457 provides for certain deferred compensation plans with respect to service for state and local governments and certain other entities. The contracts may be used in connection with these plans; however, under these plans if issued to tax exempt organizations, the Contract Owner is the plan sponsor, and the individual participants in the plans are the Annuitants. Under such contracts, the rights of individual plan participants are governed solely by their agreements with the plan sponsor and not by the terms of the contracts.

Tax on Surrenders and Withdrawals from Qualified Plans and IRAs
  In the case of a withdrawal under a qualified plan, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's after-tax cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified plan. For many qualified plans, the individual will have no after-tax contributions and the entire amount received will be taxable. For Roth IRAs, if certain conditions are met regarding holding periods and age of the policyowner, the withdrawals are received without tax.

  Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401, Section 403(b) Contracts, (and Individual Retirement Annuities other than Roth IRAs). The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the Contract Owner's participation in the SIMPLE IRA. These penalty taxes are in addition to any income tax due on the distribution.

  To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible qualified plan; no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2;
(b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner and his or her spouse and dependents if the Contract Owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner has been reemployed for at least 60 days; (h) distributions from IRAs for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the Contract Owner, spouse, children or grandchildren of the Contract Owner; and (i) distributions from retirement plans to individuals called to active military. The exceptions stated in items (d) and (f) above do not apply in the case of an IRA. The exception stated in item (c) applies to an IRA without the requirement that there be a separation from service.

  Generally, distributions from a qualified plan or IRA must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to a Traditional or SIMPLE IRA and the required distribution rules do not apply to Roth IRAs. This commencement date is referred to as the "required beginning date." Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

  The amount that must be distributed is based on Code rules relating to "Required Minimum Distributions." This RMD takes into consideration the individual's age, marital status, and account balance, as well as the actuarial value of additional benefits under the contract. The individual will have options regarding computation of the RMD amount; these options are selected at the time that the payments begin.

  An individual is required to take distributions from all of his or her retirement accounts; however, if the individual has two or more accounts, the total amount of RMDs can be taken from one of the multiple accounts. For example, if the individual has a traditional IRA and a section 403(b) contract, the individual will have an RMD amount relating to each of these retirement vehicles. The individual can take the total of two RMDs from either or both of the two contracts.

  We are required to file an information return to the IRS, with a copy to the participant, of the total account value of each account. This information return will also indicate if RMDs are required to be taken.

  In addition to RMDs during the life of the individual, there are also required after-death distributions. These after-death RMDs apply to all qualified plans and IRAs, including Roth IRAs. The beneficiary of the contract may take payments earlier than provided under these after-death RMD rules, such as immediately after death, but cannot delay receipt of payments after the dates specified under these rules.

  Under the after-death RMD rules, if the original owner died prior to the required beginning date, and designated a contract beneficiary, then the full account value must be distributed either by the end of the fifth calendar year after the year of the owner's death or over a period of no longer than the life expectancy of the oldest individual beneficiary. If the payments are to be over the life expectancy, the first payment must be received by December 31/st/ of the year following the year of death. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner's estate), then the life expectancy payouts are not permitted and only the five-year rule is permitted.

  If the owner died after the required beginning date and designed a contract beneficiary, then the maximum payout period is the longer of the life expectancy of the named beneficiary or the remaining life expectancy of the original contract owner. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner's estate), then the only payment permitted is based on the remaining life expectancy of the original owner.

  In all cases, if the beneficiary is the surviving spouse of the original owner, there are special spousal continuation rules under which the spouse can treat the contract as his or her own and delay receiving payments until the spouse attains his or her own required beginning date.

Spousal Definition
  Under the Internal Revenue Code, the special provisions relating to a "spouse" relate only to persons considered as spouses under the Defense of Marriage Act (DOMA), Pub. L. 104-199. Under this Act, a spouse must be a man or a woman legally joined. Individuals married under State or foreign laws that permit a marriage between two men or two women are not spouses for purposes of the Internal Revenue Code. Individuals participating in a civil union or other like status are not spouses for purposes of the Internal Revenue Code.

Seek Tax Advice
  The above description of federal income tax consequences of the different types of qualified plans which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of qualified plans and IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contract Owner considering adoption of a qualified plan and purchase of a contract in connection therewith should first consult a qualified tax advisor, with regard to the suitability of the contract as an investment vehicle for the qualified plan or IRA.

Sales of Variable Accumulation Contracts
--------------------------------------------------------------------------------

  Phoenix has designated Phoenix Equity Planning Corporation ("PEPCO") to serve as the principal underwriter and distributor of the securities offered through this

Prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the Phoenix, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Phoenix and its affiliated companies. Phoenix reimburses PEPCO for expenses PEPCO incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). PEPCO does not retain any fees under the Contracts; however, PEPCO may receive 12b-1 fees from the underlying funds.


  PEPCO's principal executive offices are located at 100 Pearl Street, Hartford, Connecticut 06103. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, or ("FINRA") (formerly known as the National Association of Securities Dealers, Inc. or
NASD).


  PEPCO and Phoenix enter into selling agreements with broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of Phoenix under applicable state insurance law and must be licensed to sell variable insurance products. Phoenix intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

Compensation
  Broker-dealers who have selling agreements with PEPCO and Phoenix are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker- dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

  The compensation schedule may differ between the contracts that elect the Premium Enhancement feature and the contracts that do not. We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation in all or some years based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement and the payment option selected by the broker- dealer and/or the registered representative but is not expected to exceed 6.0% of purchase payments if up-front compensation is paid to registered representatives). Broker-dealer firms may receive up to 6% of purchase payments (if up-front compensation is elected) and up to 1.00% annually of contract value (if asset based compensation is paid). In addition, Equity Services Incorporated, an affiliate of National Life of Vermont, is paid an additional 0.15% on assets on an annual basis in arrears, beginning in 2007. Also, we pay Linsco Private Ledger Corporation and certain of its affiliates up to 0.09% on an annual basis on assets held in variable annuities issued by the Company and its insurance company affiliates.

  To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

  This Contract does not assess a front-end sales charge, so you do not directly pay for sales and distribution expenses. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Contract. For example, any profits Phoenix may realize through assessing the mortality and expense risk charge under your Contract may be used to pay for sales and distribution expenses. Phoenix may also pay for sales and distribution expenses out of any payments Phoenix or PEPCO may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Contract assesses a surrender charge, proceeds from this charge may be used to reimburse Phoenix for sales and distribution expenses. No additional sales compensation is paid if you select any optional benefits under your Contract.

  We have unique arrangements for compensation with select broker-dealer firms based on the firm's aggregate or anticipated sales of contracts or other factors. We enter into such arrangements at our discretion and we may negotiate customized arrangements with firms based on various criteria. As such, special compensation arrangements are not offered to all broker-dealer firms. Compensation payments made under such arrangements will not result in any additional charge to you.

  Phoenix and PEPCO have also entered into so-called preferred distribution arrangements with certain broker-dealer firms. These arrangements have sometimes been called "shelf space" arrangements. Under these arrangements, Phoenix and PEPCO pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Phoenix's products. The payments are made from the Company's general assets and they may be significant. The broker-dealer may realize a profit on these payments. These services may include providing Phoenix with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing Phoenix's products.

  Any such compensation payable to a broker-dealer firm will be made by PEPCO or Phoenix out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor Phoenix's products. Phoenix and PEPCO have entered into a preferred distribution arrangement with Sigma Financial Corporation, State Farm VP Management Corporation ("State Farm"), Linsco/Private Ledger Corporation ("LPL"), Janney Montgomery Scott, LLC, CUSO Financial Services, Sammons Securities, and Equity Services, Incorporated, an affiliate of National Life of Vermont. Also, State Farm distributes Phoenix products as its exclusive unaffiliated variable annuity to its customers.

  We may periodically establish compensation specials whereby we pay a higher amount for sales of a contract during a specified period. While a compensation special is in effect, registered representatives may be inclined to favor a product that pays a higher compensation over another product where a compensation special is not in effect.

Servicing Agent
--------------------------------------------------------------------------------


  The Phoenix Edge Series Fund reimburses Phoenix Life Insurance Company for various shareholder services provided by the Annuity Operations Division, PO Box 8027, Boston, MA 02266-8027. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. For 2009, The Phoenix Edge Series Fund will be reimbursed a flat fee rate of $1.6 million. The total administrative service fees paid by the fund for the last three fiscal years follow:



 -----------------------------------------------------------------------------
        Year Ended December 31,                       Fee Paid
 -----------------------------------------------------------------------------
                 2006                               $1.5 million
 -----------------------------------------------------------------------------
                 2007                               $1.7 million
 -----------------------------------------------------------------------------
                 2008                               $1.3 million
 -----------------------------------------------------------------------------


State Regulation
--------------------------------------------------------------------------------

  We are subject to the provisions of the New York insurance laws applicable to life insurance companies and to regulation and supervision by the New York Superintendent of Insurance. We are also subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

  State regulation of Phoenix includes certain limitations on the investments that may be made for its General Account and separate accounts, including the Separate Account. It does not include, however, any supervision over the investment policies of the Separate Account.

Reports
--------------------------------------------------------------------------------

  Reports showing the Contract Value will be furnished to you at least annually.

Voting Rights
--------------------------------------------------------------------------------

  As stated above, all of the assets held in an available investment option will be invested in shares of a corresponding Series of the funds. We are the legal owner of those shares and as such have the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholders' meeting. We will send you or, if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the Internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions. This process may result in a small number of contractowners controlling the vote.

  In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

  Matters on which owners may give voting instructions may include the following: (1) election or removal of the Board of Trustees of a fund;
(2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the Series of the fund corresponding to the owner's selected investment option(s); (4) any change in the fundamental investment policies or restrictions of each such Series; and
(5) any other matter requiring a vote of the shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a Series' fundamental investment policy, owners participating in such Series will vote separately on the matter.

  The number of votes that you have the right to cast will be determined by applying your percentage interest in an investment option to the total number of votes attributable to the investment option. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund.

Texas Optional Retirement Program
--------------------------------------------------------------------------------

  Participants in the Texas Optional Retirement Program may not receive the proceeds of a withdrawal from, or complete surrender of, a contract, or apply them to provide annuity payment options prior to retirement except in the case of termination of employment in the Texas public institutions of higher education, death or total disability. Such proceeds, however, may be used to fund another eligible retirement vehicle.

The Phoenix Companies, Inc. - Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

  We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor, or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

  State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  In 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

  Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future. Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.

  These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

SAI Table of Contents
--------------------------------------------------------------------------------

  The SAI contains more specific information and financial statements relating to the Separate Account and Phoenix. The Table of Contents of the SAI is set forth below:

..  Phoenix Life Insurance Company
..  Underwriter
..  Services
..  Information Sharing Agreements
..  Performance History
..  Calculation of Yield and Return
..  Calculation of Annuity Payments
..  Experts
..  Separate Account Financial Statements
..  Company Financial Statements

  Contract Owner inquiries and requests for an SAI should be directed, in writing, to our Annuity Operations Division, or by calling us at 800/541-0171.

APPENDIX A - Investment Options
--------------------------------------------------------------------------------



                   Fund Name                                       Investment Objective
AIM V.I. Capital Appreciation Fund                Growth of capital














-----------------------------------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth Strategy        To maximize total return consistent with the Adviser's
Portfolio                                         determination of reasonable risk
-----------------------------------------------------------------------------------------------------------
AllianceBernstein Wealth Appreciation Strategy    Long-term growth of capital
Portfolio
-----------------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                          Seeks to replicate, as closely as possible, before the
                                                  deduction of expenses, the performance of the
                                                  Standard & Poor's 500 Composite Stock Price Index,
                                                  which emphasizes stocks of large U.S. companies
-----------------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP                           Seeks to replicate, as closely as possible, before the
                                                  deduction of expenses, the performance of the Russell
                                                  2000(R) Index, which emphasizes stocks of small US
                                                  companies.
-----------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  Current income by investing primarily in U.S.
                                                  government securities and U.S. Treasury and agency
                                                  securities
-----------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                High current income by investing in high yield, lower
                                                  rated corporate bonds
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio              Long-term capital appreciation
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio       Capital growth
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                     Capital appreciation
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio      As high a level of current income as is consistent with
                                                  the preservation of capital

-----------------------------------------------------------------------------------------------------------
Franklin Flex Cap Growth Securities Fund          Capital appreciation
-----------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                   Maximize income while maintaining prospects for
                                                  capital appreciation
-----------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio              High current income and the opportunity for capital
                                                  appreciation to produce a high total return
-----------------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio           Long-term growth of capital and income without
                                                  excessive fluctuations in market value
-----------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio               Capital appreciation through investments, primarily in
                                                  equity securities which are believed to be undervalued
                                                  in the marketplace
-----------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                     Capital appreciation with income as a secondary goal
-----------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio   Long term capital growth

-----------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio           Long term growth of capital; current income is a
                                                  secondary goal
-----------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA          Capital appreciation by investing in securities of well-
                                                  known, established companies
-----------------------------------------------------------------------------------------------------------



                   Fund Name                            Investment Advisor / Subadvisor
AIM V.I. Capital Appreciation Fund                Invesco Aim Advisors, Inc.
                                                   Subadvisor(s): Invesco Trimark Ltd.;
                                                    Invesco Global Asset Management
                                                    (N.A.), Inc.;
                                                    Invesco Institutional (N.A.), Inc.;
                                                    Invesco Senior Secured
                                                    Management, Inc.;
                                                    Invesco Hong Kong Limited;
                                                    Invesco Asset Management
                                                    Limited;
                                                    Invesco Asset Management (Japan)
                                                    Limited;
                                                    Invesco Asset Management
                                                    Deutschland, GmbH; and
                                                    Invesco Australia Limited
-----------------------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth Strategy        AllianceBernstein L.P.
Portfolio
-----------------------------------------------------------------------------------------------
AllianceBernstein Wealth Appreciation Strategy    AllianceBernstein L.P.
Portfolio
-----------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                          Deutsche Investment Management Americas Inc.
                                                   Subadvisor: Northern Trust Investments, N.A


-----------------------------------------------------------------------------------------------
DWS Small Cap Index VIP                           Deutsche Investment Management Americas Inc.
                                                   Subadvisor: Northern Trust Investments, N.A


-----------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  Federated Investment Management Company


-----------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                Federated Investment Management Company

-----------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio              Fidelity Management and Research Company
-----------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio       Fidelity Management and Research Company
-----------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                     Fidelity Management and Research Company
-----------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio      Fidelity Management and Research Company
                                                   Subadvisor: Fidelity Investments Money
                                                    Management, Inc.
-----------------------------------------------------------------------------------------------
Franklin Flex Cap Growth Securities Fund          Franklin Advisers, Inc.
-----------------------------------------------------------------------------------------------
Franklin Income Securities Fund                   Franklin Advisers, Inc.

-----------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio              Lord, Abbett & Co. LLC

-----------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio           Lord, Abbett & Co. LLC

-----------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio               Lord, Abbett & Co. LLC


-----------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                     Franklin Mutual Advisers, LLC
-----------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio   Neuberger Berman Management LLC
                                                  Subadvisor: Neuberger Berman, LLC
-----------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio           Neuberger Berman Management LLC
                                                   Subadvisor: Neuberger Berman, LLC
-----------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA          OppenheimerFunds, Inc.

-----------------------------------------------------------------------------------------------


                     Fund Name                                         Investment Objective
Oppenheimer Global Securities Fund/VA                Long-term capital appreciation by investing in
                                                     securities of foreign insurers, "growth-type"
                                                     companies, cyclical industries and special situations
---------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small-Cap Fund/VA            Capital appreciation
---------------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                        Intermediate and long-term capital appreciation with
                                                     income as a secondary consideration
---------------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                     Capital appreciation and current income

---------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                        Capital appreciation

---------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                          As high a level of current income as is consistent with
                                                     the preservation of capital and maintenance of liquidity
---------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series             Long-term total return

---------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series          High current income while attempting to limit changes
                                                     in the series' net asset value per share caused by
                                                     interest rate changes
---------------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  High total return over an extended period of time
                                                     consistent with prudent investment risk



---------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                High total return consistent with reasonable risk

---------------------------------------------------------------------------------------------------------------
Phoenix Small-Cap Growth Series                      Long-term capital growth

---------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Capital appreciation and income with approximately equal emphasis

---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series:             Long-term capital growth
Aggressive Growth
---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Growth      Long-term capital growth with current income as a
                                                     secondary consideration
---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Current income with capital growth as a secondary
                                                     consideration
---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Long-term capital growth and current income with a
Growth                                               greater emphasis on capital growth
---------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Long-term growth of capital

---------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Long-term growth of capital by investing primarily in
                                                     small-capitalization stocks that appear to be
                                                     undervalued
---------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Long-term capital appreciation with current income as
                                                     a secondary consideration

---------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           High total return


---------------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn/TM/ Strategy Portfolio     Seeks maximum real return consistent with prudent
                                                     investment management
---------------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio                          Seeks maximum real return, consistent with
                                                     preservation of real capital and prudent investment
                                                     management
---------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                         Seeks maximum total return, consistent with
                                                     preservation of capital and prudent investment
                                                     management
---------------------------------------------------------------------------------------------------------------
Sentinel SVP Balanced Fund                           Seeks a combination of growth of capital and current
                                                     income, with relatively low risk and relatively low
                                                     fluctuations in value
---------------------------------------------------------------------------------------------------------------
Sentinel SVP Bond Fund                               Seeks high current income while seeking to control
                                                     risk
---------------------------------------------------------------------------------------------------------------



                     Fund Name                                Investment Advisor / Subadvisor
Oppenheimer Global Securities Fund/VA                OppenheimerFunds, Inc.


-------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small-Cap Fund/VA            OppenheimerFunds, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                        Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Neuberger Berman Management LLC
-------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                     Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Virtus Investment Advisers, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                        Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Neuberger Berman Management LLC
-------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                          Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series             Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series          Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.

-------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  Phoenix Variable Advisors, Inc.
                                                      Subadvisors: Goodwin Capital Advisers, Inc(fixed
                                                       income portion)
                                                       Virtus Investment Advisers, Inc.
                                                       (equity portion).
-------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Aberdeen Asset Management Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Small-Cap Growth Series                      Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Neuberger Berman Management LLC
-------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Duff & Phelps Investment
                                                       Management Company
-------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series:             Phoenix Variable Advisors, Inc., Limited
Aggressive Growth                                     Services Subadvisor: Ibbotson Associates, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Growth      Phoenix Variable Advisors, Inc., Limited Services
                                                      Subadvisor: Ibbotson Associates, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Phoenix Variable Advisors, Inc., Limited Services
                                                      Subadvisor: Ibbotson Associates, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Phoenix Variable Advisors, Inc., Limited Services
Growth                                                Subadvisor: Ibbotson Associates, Inc.
-------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Phoenix Variable Advisors, Inc.
                                                      Subadvisor: AllianceBernstein L.P.
-------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Phoenix Variable Advisors, Inc.
                                                      Subadvisor: AllianceBernstein L.P.

-------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a Van Kampen
-------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a Van Kampen
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PIMCO CommodityRealReturn/TM/ Strategy Portfolio     Pacific Investment Management Company LLC

-------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio                          Pacific Investment Management Company LLC


-------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                         Pacific Investment Management Company LLC


-------------------------------------------------------------------------------------------------------
Sentinel SVP Balanced Fund                           Sentinel Asset Management, Inc.


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Sentinel SVP Bond Fund                               Sentinel Asset Management, Inc.

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                 Fund Name                                    Investment Objective
Sentinel SVP Common Stock Fund                Seeks a combination of growth of capital, current
                                              income, growth of income and relatively low risk as
                                              compared with the stock market as a whole
-----------------------------------------------------------------------------------------------------
Sentinel SVP Mid Cap Growth Fund              Seeks growth of capital
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Sentinel SVP Small Company Fund               Seeks growth of capital
-----------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio         Seeks investment results that correspond to the total
                                              return performance of U.S. common stock, as
                                              represented by the S&P MidCap 400 Index
-----------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund  Long-term capital appreciation
-----------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund             Long-term capital growth
-----------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund              Long-term capital growth
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio    Capital appreciation and current income
-----------------------------------------------------------------------------------------------------
Wanger International Select                   Long-term growth of capital
-----------------------------------------------------------------------------------------------------
Wanger International                          Long-term growth of capital
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Wanger Select                                 Long-term growth of capital
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Wanger USA                                    Long-term growth of capital
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                 Fund Name                              Investment Advisor / Subadvisor
Sentinel SVP Common Stock Fund                Sentinel Asset Management, Inc.


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Sentinel SVP Mid Cap Growth Fund              Sentinel Asset Management, Inc.
---------------------------------------------------------------------------------------------------
Sentinel SVP Small Company Fund               Sentinel Asset Management, Inc.
---------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio         Summit Investment Partners, Inc.
                                                Subadvisor: Calvert Asset Management Company, Inc.

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Templeton Developing Markets Securities Fund  Templeton Asset Management Ltd.
---------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund             Templeton Investment Counsel, LLC
---------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund              Templeton Global Advisors Limited
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Van Kampen UIF Equity and Income Portfolio    Morgan Stanley Investment Management Inc.
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Wanger International Select                   Columbia Wanger Asset Management, L.P.
---------------------------------------------------------------------------------------------------
Wanger International                          Columbia Wanger Asset Management, L.P.
---------------------------------------------------------------------------------------------------
Wanger Select                                 Columbia Wanger Asset Management, L.P.
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Wanger USA                                    Columbia Wanger Asset Management, L.P.
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APPENDIX B - Deductions for Taxes - Qualified and Nonqualified Annuity Contracts
--------------------------------------------------------------------------------

                                  Upon           Upon
State                        Premium Payment Annuitization Nonqualified Qualified
-----                        --------------- ------------- ------------ ---------
California..................                       X           2.35%      0.50%

Florida.....................                       X           1.00       1.00

Maine.......................        X                          2.00/1/

Nevada......................                       X           3.50

South Dakota................        X                          1.25/2/

Texas.......................                       X           0.04/3/    0.04

West Virginia...............                       X           1.00       1.00

Wyoming.....................                       X           1.00

Commonwealth of Puerto Rico.        X              X           1.00/4/    1.00

NOTE:The above tax deduction rates are as of January 1, 2009. No tax deductions are made for states not listed above. However, tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, we reserve the right to deduct tax when necessary to reflect changes in state tax laws or interpretation.

     For a more detailed explanation of the assessment of taxes, see Deductions and Charges--Tax."

-----------------

/1/ Maine changed its tax laws affecting annuities in 2003 retroactive to January 1, 1999. Under the revised statute, annuity premium payments are taxed upon premium payment for payments received on or after January 1, 1999.

/2/ South Dakota law exempts premiums received on qualified contracts from premium tax. Additionally, South Dakota law provides a lower rate of 0.8% that applies to premium payments received in excess of $500,000 in a single calendar year.

/3/ Texas charges an insurance department "maintenance fee" of .04% on annuity considerations, but the department allows this to be paid upon annuitization.

/4/ The tax rate in Puerto Rico was temporarily increased from 1% to 3% effective January 1, 2005. The rate increase expired on June 30, 2007 and the rate going forward is now 1%, effective July 1, 2007.

APPENDIX C - Numerical Examples related to New York GMWB 5/New York GMWB 7
--------------------------------------------------------------------------------

Example 1:

                  Withdrawal Limit Percentage:              5%
                  Initial Premium Payment:           $100,000
                  Benefit Amount on the Rider Date:  $105,000

You make withdrawals equal to the Withdrawal Limit $5,250 (5% x $105,000) each Rider Year for the first seven Rider Years. The last withdrawal reduces the Contract Value to zero. At this point, the remaining Benefit Amount is $68,250 ($105,000 - (7 x $5,250) and the Withdrawal Limit is still $5,250. In the month following the date the Contract Value is reduced to zero, monthly GMWB annuity payments commence, in an amount equal to $437.50 (1/12 x $5,250). These payments will continue for 156 months.

Example 2:

                  Withdrawal Limit Percentage:              7%
                  Initial Premium Payment:           $100,000
                  Benefit Amount on the Rider Date:  $105,000

You make withdrawals equal to the Withdrawal Limit $7,350 (7% x $105,000) each Rider Year for the first seven Rider Years. The last withdrawal reduces the Contract Value to zero. At this point, the remaining Benefit Amount is $53,550 ($105,000 - (7 x $7,350)) and the Withdrawal Limit is still $7,350. In the month following the date the Contract Value is reduced to zero, monthly GMWB annuity payments commence, in an amount equal to $612.50 (1/12 x $7,350). These payments will continue for 88 months.

Example 3:

                  Withdrawal Limit Percentage:              5%
                  Initial Premium Payment:           $100,000
                  Benefit Amount on the Rider Date:  $105,000

The Withdrawal Limit is equal to $5,250 ($105,000 x 5%) on the Rider Date. You make gross withdrawals equal to $10,000 each Rider Year for the first six Rider Years. The Contract Value is less than the Benefit Amount at the time of each withdrawal. Since withdrawals exceed the Withdrawal Limit and the Contract Value is less than the Benefit Amount, the Benefit Amount is set equal to the Contract Value after each withdrawal. Similarly, the Withdrawal Limit is set equal to the 5% of Benefit Amount after each withdrawal.

For example, prior to the first withdrawal, the Contract Value is equal to $89,665. The withdrawal exceeds the Withdrawal Limit and the Contract Value before the withdrawal is less than the Benefit Amount before the withdrawal ($105,000). Therefore, the Benefit Amount after the withdrawal is equal to $79,665 ($89,665--$10,000) and the Withdrawal Limit is equal to $3,983 ($79,665
x 5%).

A withdrawal of $3,132 in the seventh Rider Year reduces the Contract Value to zero. This withdrawal exceeds the Withdrawal Limit and reduces the Benefit Amount and Withdrawal Limit to zero

Example 4:

                  Withdrawal Limit Percentage:              5%
                  Initial Premium Payment:           $100,000
                  Benefit Amount on the Rider Date:  $105,000

You make withdrawals equal to the Withdrawal Limit $5,250 (5% x $105,000) each Rider Year for the first six Rider Years. At this point, the remaining Benefit Amount is $73,500 ($105,000 - (6 x $5,250) and the Withdrawal Limit is still $5,250. You make a Premium Payment of $100,000 at the beginning of the seventh Rider Year. The new Benefit Amount is equal to $176,925 [($100,000 + $100,000 - ($5,250 x 6) x 105%]. The new Withdrawal Limit is equal to $8,846 (5% x $176,925). You make withdrawals equal to $8,846 starting in the eighth Rider Year. A withdrawal of $2,780 reduces the Contract Value to zero in the 15/th/ Rider Year. In the month following the date the Contract Value is reduced to zero, monthly GMWB annuity payments commence, in an amount equal to $737.19 (1/12 x $8,846.25). These payments will continue for 153 months.

Example 5:

Assume an initial premium of $100,000. The Benefit Amount at issue is $100,000. Assuming a 5% GMWB, the Withdrawal Limit is $5,000 = 5% x $100,000. In year 3, assume there is a contract value of $90,000 (pre-withdrawal) and that there is a withdrawal in the amount of $9,000. The Contract Value after withdrawal equals $81,000 = $90,000 - $9,000. Since the withdrawal exceeded the Withdrawal Limit and the Contract Value prior to the withdrawal was less than the existing Benefit Amount, the Benefit Amount is set equal to the Contract Value after withdrawal of $81,000.

                                      C-1